SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     x             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2006 and 2005.

Inversiones y Representaciones

Sociedad Anónima

Business Overview and Financial Statements

Years ended June 30, 2006 and 2005.

CORPORATE PROFILE

Incorporated under the laws of Argentina in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) is the biggest real estate company in Argentina and the only one whose shares are listed and traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange.

IRSA is the best vehicle to gain access to the Argentine real estate market due to its achievements, its large and diversified portfolio of properties that place it in a leading position in almost all sectors in which it has operated, and its management’s ability and strength to make use of opportunities and maximize the value of the Company.

LETTER TO SHAREHOLDERS

To Shareholders:

Having passed fiscal year 2006, we have a great satisfaction to announce our operations results, since we can show again an improvement in all our business lines profitability as a result of the decisions made in the last few years and the positive trend of the Argentine economy.

The outstanding level of activity during the period represented a major driver for construction and for an increase in consumption, both of which are key variables to our business. This outstanding recovery rests on the growth of individual loans and the increase in consumers’ purchasing power, the boom of tourism and investment. As regards consumption, there was a year-on-year 8.7% increase whilst construction grew by 21.2%, which represents its highest level as from 1993, according to statistical indexes prepared by Instituto Nacional de Estadística y Censos (“INDEC”). In turn, arrivals of tourists at the International Ezeiza Airport for the last 6 months of fiscal 2006 were 20% higher than in the same period of the prior fiscal year, which positions Buenos Aires amongst the ten most visited cities in the world, and all these variables contributed to an 8.2% increase in GDP compared to the prior fiscal year. Moreover, for the calendar year the accumulated growth is expected to reach 7.8%.

The significant growth of our Company is reflected in all our business lines, which led to a 43.5% increase in our operating income, from Ps. 141.1 million to Ps. 202.4 million for the fiscal year ended June 30, 2006. Additionally, the Company’s net income for the period amounted to Ps. 96.6 million. Given this improvement, and as part of our investment strategy, we have consummated acquisitions and developments of various projects for all of the Company’s activities.

The Shopping Centers’ line of business showed the most significant growth. This line, together with tourism and the exporting sectors, were the first to recover after the crisis of late 2001. Driven by the present favorable conditions the level of tenants’ sales of our subsidiary Alto Palermo S.A. (APSA) (“APSA”) grew by 34% in nominal values and occupancy was close to 100%.

As a result of the promising scenario prevailing in the sector, APSA has recently entered into a purchase agreement subject to a due diligence to acquire Córdoba Shopping, the Company’s tenth shopping center. Located in the Villa Cabrera neighborhood in Córdoba City, Córdoba Shopping has a total surface area of 35,000 sqm with 160 retail stores, 12 movie theaters and parking space for 1,500 vehicles. Through this transaction Alto Palermo S.A. continues with the implementation of its plan of expansion within the region and to strengthen its selling leading position establishing a presence in the Province of Córdoba, the fourth city in terms of purchasing power in Argentina. Additionally, APSA acquired an undeveloped parcel of land to build a shopping center in the Saavedra neighborhood in Buenos Aires City, an area of major commercial relevance as it is the nexus between Buenos Aires City and North Greater Buenos Aires. In addition, APSA has implemented major improvements in Shopping Mendoza Plaza, which APSA started to manage in the course of the prior fiscal year.

Another segment that showed a significant recovery was the office segment. Given the scarcity in the supply of offices for lease, with occupancy levels close to 94% in the AAA and A segments and insufficient stock for the future due to the lack of investments during the years following the 2001 crisis, the favorable conditions in the sector are expected to continue in the medium term. The future of this sector is highly promising as the new agreements are expected to reach values close to 30 US$/sqm for 2008. It should be noted that as most lease agreements are executed for a 36-month term, the effect of this recovery will be shown in the results for the successive years.

As regards the Hotels segment, the increased inflow of tourists and the stepwise recovery in the corporate segment had a positive impact on the EBIDTA of our two hotels in Buenos Aires City. The improvement was shown in occupancy and especially in the rates. The good performance of this segment drove us to start with the plans to refurbish the two Buenos Aires hotels and to enlarge the Llao Llao Hotel located in Argentine Patagonia, where we continue with the efforts to build 42 en-suite rooms next to the Lago Moreno lake, scheduled to be opened in 2007. The Government’s foreign exchange policy and the relevance of tourism in the Government’s plans allow us to estimate that there is still margin for growth in this line of business.

Additionally, we continue to expand our real estate sales and developments business. This segment had been adversely and dramatically affected by the lack of mortgage loans. Among the main projects currently under development, we may mention the positive prospects for “Torres Renoir”, located in the Puerto Madero area, in which the work progress degree is 32%. In turn, as a part of the search for new urban areas for housing unit developments, works started at the “Proyecto Caballito” a residential complex in which two tower blocks of 34 floors each will be built in order to target a new segment within the demand for housing units. In both cases, the Company closed agreements with major developers and contributed two significant lots of its undeveloped parcel of land in exchange for square meters constructed in such developments.

As a consequence of the lack of mortgage loans, the construction sector targeted mainly the high-income segment of population. Mortgage lending granted to the private sector in Argentina which once accounted for 7% of the GDP and currently accounts for less than 2%, supports the idea that the conditions presently prevailing in the local real estate market are not triggered by excessive leverage, as is said to be the case in several developed countries. However, in order to go back to historical values there is a need to improve the salary/square meter value ratio, which is presently depressed. In this respect, the various production sectors accompanied by the Government introduced adjustments in salaries. Additionally, an ambitious plan was recently announced to finance the acquisition of the first residence which encouraged improvements in the terms and conditions of loans in order to promote access to real estate in those segments of the population that lag behind as a result of the effects of the 2001 crisis.

An analysis of our financial condition shows that during the fiscal year ended June 30, 2006 our indebtedness continued to show a noticeable reduction, especially through the conversion of our Convertible Notes which amounted to US$ 30.5 million. In addition, in the last fiscal year we received US$ 14.5 million as a result of the exercise of Warrants, which provides the Company with significant liquidity and solvency so that it may continue to implement its investment plans.

The factors described above had a direct impact on the upgrade of the rating of our debt instruments from BB+ (arg) to BBB (arg), surpassing the “Investment Grade” rating at the local level. In turn, the rating agency Fitch Argentina Calificadora de Riesgo S.A. upgraded the rating of our shares to the highest grade. In accordance with the rating agency, the upgrade is mainly based on the “positive evolution shown by the various businesses in which the Company is involved and the positive prospects for the real estate business in the medium term”. The rating considers the low level of indebtedness in relation to the assets held by our Company as well as the increasing cash-flow generation capacity and the soundness of our subsidiary Alto Palermo S.A.

The privilege of being the largest and most diversified company within our industry poses to us the challenge of being at the forefront in terms of new commercial proposals. Our position represents a commitment and makes us plan for the future. The sound favorable context and attainment of goals encourage us to surpass our own accomplishments, faced with a suitable scenario for planning and materializing new projects.

Undoubtedly, the Company’s unquestionable potential will only be attained with the joint effort of our shareholders, creditors, directors, tenants, clients, suppliers and employees who are the pioneers of our incredible current progress. I would like to express my gratitude to all of them for their continuing effort and compromise with the organization.

Saul Zang

Vicepresident – acting as President

Buenos Aires, September 8, 2006.

MACROECONOMIC CONTEXT

The Argentine economy

At the end of 2005, the GDP growth rate was 9.2%, which consolidated the third consecutive year of economic expansion and exceeded the prior year growth rate (9%). This period was characterized by a greater stability of domestic and foreign accounts, along with the sustained growth in the fiscal and trade surplus.

In this first six-month period of 2006, the GDP reached 8.6% and it is expected to grow to 8.8% by the end of this year.

The high level of activity achieved in 2005, mainly driven by the domestic demand, gave rise to a 12.3% inflation for the Consumer Price Index (“CPI”) prepared by the National Institute of Statistics and Census (“INDEC”). This increase includes the rise in the prices set by the food and beverage and education sectors.

In order to curb inflation, the government intervened through trade agreements, among which the negotiations within the food and textile sector stand out. Thus, the CPI accumulated increase for the first six-month period of 2006 was 4.9% and 5.1% for the Wholesale Price Index (“WPI), showing deceleration signs in the price escalation for the rest of 2006.

Economic indicators continue showing a positive trend. According to the Industrial Monthly Estimate (“EMI”) of the INDEC, there was a 2.7% growth in the industrial activity with respect to the prior quarter. In addition, the accumulated variation for this period is 7.4% higher compared to the same period of 2005.

Based on the use of the installed capacity, the industry still has considerable potential for the rest of the year. The percentage of the capacity used in June was 71.9%, very similar to the 71.1% obtained in the same period of 2005.

In the fiscal year 2006, the monetary policy remained stable without causing a huge impact on the inflationary index. The nominal exchange rate remained competitive, through the Argentine Central Bank (“BCRA”) accumulation of international reserves. Such reserves grew steadily throughout the period, particularly in February 2006 after the payment of US$ 9,530 million to settle the full debt held with the International Monetary Fund (“IMF”). Moreover, the BCRA continued implementing a policy aimed at issuing BCRA bills (“LEBAC”) and BCRA notes (“NOBAC”), which offered greater flexibility to soften the impact of the intervention in the exchange market and to promote domestic credit without distorting nominal variables.

Public sector accounts had a positive performance, the fiscal surplus stood at US$ 5,400 million due to the rise in fiscal revenues, derived mainly from the drop in informal employment and a higher VAT collection as a result of the increase in consumption. As regards foreign accounts, in 2005 there was also a trade surplus due to the annual growth of 13% in exports, which reached US$ 21,541 million in comparison with the US$ 15,606 million reached by imports. This factor had a very significant role in determining the government’s fiscal balance (through export withholdings) and in the accumulation of reserves by the Central Bank (owing to the large foreign exchange settlement by exporters at the Argentine Foreign Exchange Market (MULC).

During fiscal 2006, the economic led to a reduction of the unemployment from 13% in the first quarter to 11.4% in the last quarter.

The following macroeconomic indicators summarize the development of the Argentine economy in the last seven years:

Leading indicators

	2000	2001	2002	2003	2004	2005	2006 (p)
GDP Actual growth (in %)	-0.8%	-4.4%	-10.9%	8.8%	9.0%	9.2%	7.8%
Inflation (Combined Prices) in % *	1.5%	-1.7%	49.4%	16.0%	5.9%	9.1%	10.9%
Unemployment rate ***	17.0%	20.5%	20.7%	14.5%	13.0%	10.1%	9.3%
Primary result (no privatizations) as % of the GDP	1.0%	0.5%	0.7%	2.3%	3.9%	3.7%	3.4%
Exportations FOB (Million US$)	26,409	26,610	25,710	29,565	34,550	40,107	44,300
Importations CIF (Million US$)	25,244	20,320	8,991	13,834	22,447	28,688	33,500
Commercial Balance (Million US$)	1,165	6,289	16,719	15,731	12,103	11,419	10,800
Payment Balance - Account (Million US$)**	-8,981	-3,291	8,673	7,659	3,349	5,705	6,000

(P) Projected*

Annual average **

Accrual criterion***

Country average (as percentage of E.A.P)

Source: Estudio M.A. Broda y Asoc.

The Argentinian economy basis are shown strong. The fiscal and foreign accounts present percentages with an important surplus in relation to the GNP and the government shows its dedication towards the inflation control in order to complete the stability and growth frame which are characteristic in the expansive cycles of our country.

Nevertheless, these variables show slowing down signs until this part of the year in comparison with the surprising results of the calendar year 2005. Imports had a higher growth than exports (15% against 13%) and the public sector expenditure seems to slightly increase, after the great control provided to the Executive to have the funds of the National Treasury. On the contrary, the price fixing agreements could finally generate a sudden increase in the inflation.

Apart from all this, there are no doubts that the country has greatly recovered the lost confidence after the suffered crisis at the end of 2001 and its position towards the goods market and international capital has significantly improved.

The Construction Industry

According to data elaborated by INDEC (National Institute of Statistics and Censuses) on the Synthetic Indicator for the Construction Activity (“ISAC”), the variation accumulated for the first semester of calendar year 2006 compared to the same period of the previous year is positive in 21.2%.

The indicator average for the period covering the last three months with respect to the first quarter, also exhibits a 9.4% increase. Moreover, the construction index compared to the same quarter of calendar year 2005 is 21.8% higher.

The level attained corresponding to June is at the highest value since 1993. This fact becomes more important due to the current lower access and lower demand for credit for the acquisition of real estate property.

Perspectives for subsequent periods are, once again, favorable. Observing the opinion of both, analysts and entrepreneurs, who have answered the Qualitative Survey conducted by INDEC, it seems likely that construction shall keep up its gradual increase during the next months. Construction shall be supported by both, public works and higher investments in private undertakings, within different sectors such as housing, commerce, tourism and industry.

The construction surface as recorded by the building authorizations for private undertakings in a list of residential centers countrywide exhibited a 6.4% annual increase during June. The acumulated value during the first six months of the year as a whole has also gone up, showing a 19.7% increase with respect to the same period in 2005.

The data of the last month of the first semester of 2006 consolidate the increasing trend of the sector, ruling out the possibilities of a real estate “bubble” and thus anticipating good development perspectives. This ongoing expansion is owed partly to the shifting of the activity towards new residential epicenters. In this way, once again, our sector bears one the best prospects within the market for the rest of the year and early 2007.

OPERATIONS AND PRINCIPAL ACTIVITIES

We are one of Argentina’s leading real estate companies. We are engaged directly or indirectly through subsidiaries, joint ventures and strategic alliances in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition, development and operation of office and other properties primarily for rental purposes; (ii) the acquisition, development and operation of shopping centers properties; (iii) the acquisition and development of residential properties primarily for sale; (iv) the acquisition and operation of luxury hotels; and (v) the acquisition of undeveloped parcels of land in strategic areas for future developments or sale. We hold an interest of 11.76% in Banco Hipotecario, one of the main financial organizations of the country. We are the only real state company in Argentina whose shares are listed and traded in the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange. (“NYSE”).

Our principal executive office is located in Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our headquarters are located in the Intercontinental Plaza Tower, Moreno 877, Buenos Aires (C1091AAQ). Our telephone is +54 (11) 4323-7400, our fax is +54 (11) 4323-7480 and our website is www.irsa.com.

Commercial strategy

As one of the few companies in Argentina owning, developing and administrating real estate, we consider that we possess certain competitive advantages that we hope will allow us to continue gaining an increasing share of the real estate market in Argentina. Such advantages include:

•	The experience of the Company and our managers in the acquisition, development, sale, rental and administration of top-quality properties.

•	Our reputation and positioning as developers of comprehensive real-estate services in Argentina and other Latin American real estate markets;

•	The quality of our portfolio of existing properties and undeveloped parcels of land.

•	Our access to sources of long-term capital;

•	Our strategy for maintaining a high level of liquidity, enabling better advantage to be taken of real estate opportunities when they arise in favorable terms, and

•	The quality of our existing tenants and the high occupancy levels of our rental property portfolio, which allows us to rely on a major, stable source of liquidity for our cash flows.

Our strategy consists in increasing our flow of funds, our income and the value of our assets by means of the purchase, development and administration of real estate, individually or with partners, in all the segments of our business activity.

Offices. We seek to purchase, develop and operate A category buildings in the main office building districts in the Buenos Aires City and other strategically-located areas with attractive yields and potential for capital gains. We have been able to create a top-rank tenant base.

Shopping centers. Through our subsidiary APSA, we aim to become the leading player in the shopping center industry in Argentina, through the consolidation of our operations and new developments at strategic points in the Buenos Aires City and other important locations in Argentina. The main growth drivers in the shopping centers industry are: (i) the increase in the consumption of goods able to be sold in shopping malls; (ii)

changes in purchasing habits, with an abandoning of purchases from high-street stores; and (iii) the relatively low level of penetration in the market by shopping malls in Argentina, which has a large potential for long-term growth compared to many developed countries. APSA has succeeded in improving the operating margins of its shopping malls, consolidating their administration, enabling it to capitalize on operating synergies, economies of scale and opportunities for commercialization and promotion.

Residential property. In previous years we have benefited from the increased availability of credit for house purchases and the improvements made to transport infrastructure between city centers and urban areas. In urban areas we have attempted to purchase undeveloped properties in strategic densely-populated areas in order to build apartment complexes offering “green spaces” for recreational activities, sports facilities and security services. In suburban districts, we try to purchase undeveloped properties close to the Buenos Aires City, with the aim of building residential neighborhoods for the subsequent sale of plots for house-building, once our basic infrastructure is in place.

Hotels. We aim to purchase leading hotels as the opportunities arise, delegating their management to top-rank hotel operators, to be able to capitalize on their operating experience, international networks and sales agreements, taking advantage of the benefits derived from the growing tourist and commercial business levels.

Undeveloped parcels of land. We will continue to acquire undeveloped parcels of land and properties at strategic locations inside and outside the city. In all cases, the intention is to purchase land with development or appreciation potential for subsequent sale. We consider that by holding undeveloped parcels of land we will be able to count on a wide supply of sites for the development of new projects, creating a barrier for potential competitors.

Rental properties overview

As of June 30, 2006 we either directly or through our subsidiaries and joint ventures, owned significant interests in a portfolio of 56 properties in Argentina, located principally in Buenos Aires City. The following table sets forth certain information concerning our operation and property portfolio.

Consolidated Operating Income

	Years ended June 30,
	2006 (1)	2005	2004
	(in thousands of Pesos)
Offices and other rental properties	12,453	13,768	30,229
Shopping centers	130,419	95,184	64,538
Development and sale of properties (2)	44,944	21,132	799
Hotels	14,552	11,066	10,138
Financial operations and others	56	(39)	61

Total	202,424	141,111	105,765

(1)	At June 30, 2006 includes Ps. 12.6 million gain from operations and holdings of real estate assets, net distributed as follows: Offices and other non-shopping center rental properties Ps. 2.6 million, Shopping centers Ps. 9.5 million, Developments and Sales Ps. 0.05 million and Hotels Ps. 0.4 million.
(2)	Also, in the current 2006 year, Results for valuation of inventories are included at the net realizable value for Ps. 9.1 fully allocated to the business unit Sales and Development.

Consolidated Income by Geographical Zone

	Anual Income for fiscal years ended June 30, (1)
	2006	2005	2004
	(in thousands of Pesos)
Offices and other rental properties
Buenos Aires City	29,918	19,402	15,144
Buenos Aires Province	647	29	—

Shopping Centers
Buenos Aires City	281,119	192,400	125,747
Buenos Aires Province	25,151	19,149	14,734
Salta Province	5,243	3,829	2,769
Santa Fe Province	11,823	5,497	—
Mendoza Province	14,636	9,212	—

Sales and Developments
Buenos Aires City	99,949	27,278	11,035
Buenos Aires Province	3,942	5,033	19,222
Mendoza Province	75	—	—

Hotels
Buenos Aires City	64,607	53,784	41,729
Rio Negro Province	39,156	33,336	29,566
Mendoza Province	—	—	—

Total Buenos Aires city	475,593	292,864	193,655
Total Buenos Aires Province	29,740	24,211	33,956
Total Rio Negro Province	39,156	33,336	29,566
Total Santa Fe Province	11,823	5,497	—
Total Salta Province	5,243	3,829	2,769
Total Córdoba Province	75
Total Mendoza Province	14,636	9,212	—

TOTAL	576,266	368,949	259,946

(1)	Shopping centers do not include incomes for sales and developments.

Offices and other rental properties

We are engaged in the acquisition, development and management of offices and other rental properties in Argentina. As of June 30, 2006, we, directly and indirectly, owned interests in 21 office and other rental properties in Argentina which comprised 193,075 square meters of gross leasable area. Of these properties, 15 were office properties which comprised 97,070 square meters of gross leasable area. For the fiscal year 2006, we had revenues from office and other rental properties of Ps. 30,565 million.

All our office rental property in Argentina are located in Buenos Aires City. All of these properties are rented to various different premium tenants. For the year ended June 30, 2006 the average occupancy rate for all our properties in the Offices and other rental property segment was approximately 96.87%. Seven different tenants accounted for approximately 32.90% of our monthly office rental and 29.50% of our total revenues for the fiscal year 2006 for the same concept. Our seven main office rental tenant are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Grupo Danone, Vintage Oil Argentina , Allende Brea Sociedad Civil and Cisco Systems Argentina S.A.

Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

Leases. In general we rent our office and other properties on the basis of lease contracts running for terms of three years, and exceptionally, four years renewable for two or three additional years at the tenant’s option. Contracts for the rental of property are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental corresponding to the period renewed is negotiated at market value.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other rental properties.

Offices and other rental properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Annual Rental Income			Book Value Ps. /000 (5)
						for fiscal years Ps./000 (4)
						2005	2004	Acquisition
Offices
Intercontinental Plaza (6)	18/11/97	22,535	100%	67%	634	5,436	5,289	4,108	66,277
Libertador 498	20/12/95	10,533	100%	100%	405	3,872	3,061	2,524	42,490
Maipú 1300	28/09/95	10,280	95%	100%	434	3,515	2,797	2,040	43,726
Laminar Plaza	25/03/99	6,521	100%	100%	366	3,059	2,346	2,288	30,032
Reconquista 823/41	12/11/93	5,016	N/A	100%	—	—	—	—	19,560
Suipacha 652/64	22/11/91	11,453	100%	100%	125	1,055	621	530	11,808
Edificios Costeros	20/03/97	6,389	95%	100%	180	1,760	1,242	820	19,020
Costeros Dique IV	29/08/01	5,437	100%	100%	157	1,736	1,378	744	21,463
Bouchard 710	01/06/05	15,014	100%	100%	521	5,813	412	—	70,786
Madero 1020	21/12/95	215	100%	100%	8	78	47	104	1,818
Others (7)	N/A	3,677	100%	N/A	90	1,041	804	628	10,617

Subtotal		97,070	94%		2,920	27,364	17,997	13,786	337,597

Other rental properties
Commercial properties (8)	N/A	642	75%	N/A	21	175	139	153	2,168
Thames (6)	1/11/97	33,191	100%	67%	51	607	N/A	N/A	3,033
Santa María del Plata	10/7/97	60,100	100%	100%	68	1,234	N/A	N/A	10,513
Other properties (9)	N/A	2,072	100%	N/A	5	106	761	623	2,519

Subtotal		96,005	100%	N/A	144	2,123	900	776	18,233

Related fees	N/A	N/A	N/A	N/A	N/A	1.079	534	582	N/A

TOTAL OFFICES AND OTHER (10)	N/A	193,075	96.87%	N/A	3,064	30,565	19,431	15,144	355,830

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 30/06/06 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(6)	Through Inversora Bolivar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, Dock 5 Puerto Madero and Sarmiento 517 (through IRSA)
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril and Casona in Abril (through IRSA and IBSA)
(9)	Includes the following properties: one unit in Alto Palermo Park (through Inversora Bolivar S.A) and Constitución 1159 (through IRSA)
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2007	57	99,951.24	54%	9,116,989.11	25%
2008	40	56,720.58	30%	12,464,27.99	34%
2009	42	22,638.20	12%	12,807,760.05	35%
2010+	6	7,225.79	4%	2,003,220.00	6%

Total	145	186,535.81	100%	36,392,497.16	100%

Includes Offices which contract has not been renewed and vacant stores as of June 30, 2006.

Does not include vacant lease square meters.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2006, 2005 and 2004:

	Occupancy Percentage Fiscal year ended June 30, (1)
	2006	2005	2004
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	96	84
Bouchard 710 (2)	100	100	N/A
Libertador 498	100	94	88
Maipu 1300	95	96	92
Laminar Plaza	100	95	95
Madero 1020	100	100	16
Reconquista 823/41	N/A	0	0
Suipacha 652/64	100	80	45
Edificios Costeros	95	100	98
Costeros Dock IV	100	100	87
Other (3)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2006, 2005 and 2004 considering the total leassable office area for each year.
(2)	Lease agreement beginning in the forth quarter of fiscal year 2005.
(3)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2006, 2005 and 2004:

	Annual average income per square meter Fiscal year ended June 30, (1)
	2006	2005	2004
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Intercontinental Plaza	299	293	262
Bouchard 710 (2)	387	27	N/A
Libertador 498	374	330	323
Maipu 1300	373	286	235
Laminar Plaza	479	379	381
Madero 1020	362	219	281
Suipacha 652/64	119	95	104
Reconquista 823/41	—	—	—
Edificios Costeros	278	196	154
Costeros Dock IV	259	265	226
Other (3)	285	219	307

(1)	Calculated considering Annual Leases to total leassable office area, in accordance with our percentage of ownership in each building
(2)	Lease agreement beginning in the forth quarter of fiscal year 2005.
(3)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, Buenos Aires City. Intercontinental Plaza is a modern 24-storey building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires City, We own the entire building which has floor plates averaging 900 square meters and 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Vintage Oil Argentina Inc, Sucursal Argentina, IRSA, APSA (APSA’s subsidiary Tarshop S.A.) and Cresud.

Bouchard 710, Buenos Aires City. Bouchard 710 is an office building acquired by the Company in June, 2005, located in the Retiro area close to the intersection of avenues Leandro Alem and Córdoba. The building is a 12-storey tower, with an average surface per plant of 1,251 meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), FST S.A. and Microsoft de Argentina S.A, which in addition rents the building poster for an annual amount of US$ 0.12 millions.

Libertador 498, Buenos Aires City. Libertador 498 is a 27-storey office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of Buenos Aires City, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include Voridiam Argentina S.R.L., MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Farmanet S.A., Alfaro Abogados S.C. and CTI PCS S.A. leases the billboard for an annual rent of US$ 0.12 millions through February 13, 2009.

Maipú 1300, Buenos Aires City. Maipú 1300 is a 23-storey office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors and 53 parking spaces. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A., and PPD Argentina S.A.

Laminar Plaza, Buenos Aires City. Laminar Plaza is a 20-storey office building located in Catalinas, Buenos Aires City’s most exclusive office district. The floors plates each measures 1,453 square meters, including common areas. We own the last 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, CRM Movicom, Chubb Argentina de Seguros S.A. and Bank Hapoalim B.M.

Madero 1020, Buenos Aires City. Madero 1020 is a 25-storey office tower located in the center of Catalinas, an important office area, with spectacular views of the Buenos Aires Port, the River Plate and the city’s downtown area. As of June 20, 2006, we own a 215-square meter lockup.

Suipacha 652/64, Buenos Aires City. Suipacha 652/64 is a 7-storey office building located in the office district of the Buenos Aires City. We own the entire building and 70 parking spaces. The building has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Procter & Gamble Interaméricas Inc., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, Buenos Aires City. Reconquista 823/41 is a 15-storey office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, ground floor and 15 floors of office space. The building has floor plates averaging 540 square meters. All the building is available having rental possibilities.

Edificios Costeros, Dock II, Buenos Aires City. Costeros A and B are two four-storey buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square meters. In September 1999 we completed their construction and in April 2000 began to market the office spaces and 147 parking spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A., Olga Cosenttini 1545 S.A. and Somos Tres S.R.L.

Edificios Costeros, Dock IV, Buenos Aires City. On August 29, 2001 we signed for the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., LG Electronics Argentina S.A., London Suply S.A.C.I.F., Deportes Peña S.A. and Trafigura Argentina S.A.

Other office properties. We also have interests in three other office properties, all of which are located in Buenos Aires City. These properties are either entire buildings or portions of buildings. none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2005. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties. Our portfolio of rental properties includes nine rental properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the Buenos Aires City, although some are located in other cities in Argentina. These properties include Constitución 1111 and Edificio Crucero I and “Abril” commercial stores.

Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary Alto Palermo Sociedad Anónima (“APSA”). As of June 30, 2006, APSA operated and owned majority interests in nine shopping centers, five of which are located in Buenos Aires City. One shopping center is located in greater Buenos Aires and the rest inside the country in the cities of Salta, Rosario and Mendoza. During year 2005, APSA acquired a 68.8% of Mendoza Plaza Shopping; controlling interest in it is 85.4%.

After the end of the fiscal year, the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to APSA of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of Córdoba City.

In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop S.A., a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 212,709 square meters of gross leasable area (exluding certain space occupied by hypermarkets which are not APSA’s tenants) approximately the 62.2% of Ciudad de Buenos Aires gross leasable area and the 27.5% of Gran Buenos Aires gross leasable area. For the year ended June 30, 2006, the average occupancy rate of the shopping center portfolio was approximately 99.1%. For the fiscal year 2006, we had revenues from shopping centers of Ps. 238.3 million.

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2006 we owned 61.5% of APSA and Parque Arauco S.A. (“Parque Arauco”) owned 29.6%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market (USA).

Leases. APSA enters into lease contracts for terms between three to ten years, with most leases having terms of no more than five years. The typical contracting modality, in the majority of contracts, includes a “monthly value assured” generally stated in Argentine pesos, a review clause of such value every six-months, and a 7% increase annual and accumulative that in general has an effect as from month 13 of initiating the contract relationship. Generally, these contracts do not include renewal clauses. Tenants are generally charged a rent which consists of a base rent plus a percentage rent which generally ranges between 4% and 12% of tenant’s gross sales. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses.

In addition to rent, tenants are generally charged with an admission right paid upon entering into a lease and upon lease renewal. Admission right can be paid in a lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration date.

The following table shows certain information concerning our shopping centers.

Shopping center properties

	Date	Leaseable	APSA’s		Accumulated Annual Rental Income			Book
	of	Area	Effective	Occupancy	for the fiscal years Ps./000 (3)			Value
	Acquisition	sqm (1)	Interest (8)	Rate (2)	2006 (9)	2005	2004	Ps. /000 (4)
Shopping Centers (5)
Alto Palermo	23/12/97	18,077	100.0%	100.0%	47,730	37,888	28,341	193,513
Abasto	17/7/94	39,473	100.0%	99.9%	44,739	34,583	26,478	194,892
Alto Avellaneda	23/12/97	27,251	100.0%	97.0%	25,151	19,149	14,734	86,289
Paseo Alcorta	06/06/97	14,704	100.0%	99.2%	24,562	19,734	15,434	62,260
Patio Bullrich	01/10/98	10,749	98.6%	100.0%	21,425	17,819	12,744	109,409
Nuevo NOA Shopping	29/03/95	18,779	100.0%	100.0%	5,243	3,829	2,769	29,016
Buenos Aires Design	18/11/97	14,598	51.0%	100.0%	8,619	7,082	5,936	18,517
Alto Rosario	9/11/04	30,013	100.0%	100.0%	11,823	5,497	N/A	85,516
Mendoza Plaza	2/12/04	39,065	85.4%	97.8%	14,636	9,212	N/A	88,601
Fibesa and others (6)			100.0%		34,459	10,734	6,780
Income from Tarjeta Shopping			80.0%		122,969	64,558	30,034
Neuquén (10)	6/7/99	52,286	100.0%	N/A	N/A	N/A	N/A	10,012

TOTAL (7)		264,995	N/A	99.14%	361,356	230,087	143,250	878,025

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents according to RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest S.A.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(8)	APSA’s effective interest in each of its business units. IRSA has a 61.5% interest in APSA.
(9)	Includes Ps. 23.0 million resulting from the sale of the Alcorta Plaza lot and other revenues for 0.3 million as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, within the “Sales and Developments “ segment.
(10)	Fixed asset to be used as a Shopping Center.

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2006, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(sqm)	(%)	(Ps.)	(%)
2007(2)	540	90,529	43%	30,028,553	17%
2008	381	68,524	32%	80,954,958	46%
2009	153	23,264	11%	46,315,932	26%
2010+	30	30,392	14%	20,305,510	11%

Total	1.104	212,709	100%	177,604,953	100%

Notes:

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2006.

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2006, 2005 and 2004:

	Occupancy Rate
	Fiscal year ended June 30,
	2006	2005	2004
	(%)	(%)	(%)
Abasto de Buenos Aires	99.9	100.0	98.9
Alto Palermo Shopping	100.0	100.0	100.0
Alto Avellaneda	97.0	99.1	99.2
Paseo Alcorta	99.2	99.7	99.4
Patio Bullrich	98.6	98.6	99.6
Alto Noa	100.0	99.5	96.8
Buenos Aires Design	100.0	96.8	97.9
Alto Rosario	100.0	98.0	N/A
Mendoza Plaza Shopping	97.8	95.5	96.3

Total Average	99.1	99.1	98.3

The next schedule shows the annual average income per square meter by shopping center during fiscal years ended June 30, 2006, 2005 and 2004:

	Annual average income per square meter
	Fiscal year ended June 30,
	2006	2005	2004
	(Ps./ sqm)	(Ps./ sqm)	(Ps./ sqm)
Abasto de Buenos Aires	903	706	591
Alto Palermo Shopping	2,029	1,667	1,456
Alto Avellaneda	1,014	788	516
Buenos Aires Design	541	425	340
Paseo Alcorta	1,533	1,196	1,023
Patio Bullrich	1,546	1,309	1,009
Alto Noa	468	334	141
Mendoza Plaza	626	463	N/A
Alto Rosario	418	329	N/A

Set forth below is information regarding our principal shopping centers,

Alto Palermo Shopping, Buenos Aires City, Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in Buenos Aires City. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires City and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,077 square meters of gross leasable area. The shopping center has a food court with 22 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647-car parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 2,029 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Musimundo.

Alto Avellaneda, Avellaneda, Greater Buenos Aires, Alto Avellaneda is a 148-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the southern border of Buenos Aires City. Alto Avellaneda has a total constructed area of 97,062 square meters that includes 27,251 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 1,014 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Frávega, Rodo, Bingo, Musimundo, Red Megatone and Compumundo.

Paseo Alcorta, Buenos Aires City. Paseo Alcorta is a 113-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in Buenos Aires City, within a short drive from downtown Buenos Aires City. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,704 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 16 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 1,533 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Zara, Frávega, Rapsodia, Musimundo, Kartun and Prüne.

Abasto Shopping, Buenos Aires City, Abasto Shopping is a 172-store shopping center located in Buenos Aires City. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for Buenos Aires City. The property was converted into a 116,808 square meter shopping center, with approximately 39,473 square meters of gross leasable area, Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 26 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 903 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Rodo, Zara, Hoyts Cinemas, Frávega and Musimundo.

Patio Bullrich, Buenos Aires City, Patio Bullrich is a 85-store shopping center located in Recoleta, a popular tourist zone in Buenos Aires City a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 29,106 square meters that consists of 10,749 square meters of gross leasable area. The four-storey shopping center includes a 15 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is one of the highest income shopping center in Argentine, with estimated average monthly sales of Ps. 1,546 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Etiqueta Negra, Rapdsodia, Chirstian Dior, La Martina , Casa López and Prüne.

Alto Noa, Salta, Province of Salta, Alto Noa is a 85 store shopping center located in Salta City, the capital of the province of Salta. The shopping center consists of 40,248 square meters of total constructed area that consists of 18,779 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 468 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Supermercado Norte, Garbarino, Frávega, Slots, Y.P.F., Musimundo, and Hoyts General Cinema.

Buenos Aires Design, Buenos Aires City. Buenos Aires Design Center is a 59-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 14,598 square meters of gross leasable area. The shopping center has 10 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 541 per square meter for the fiscal year ended June 30, 2006. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café, Kalpakian and OKKO.

Alto Rosario, Santa Fé, Rosario City. Alto Rosario is a shopping center of 145 stores, located in Rosario City, Province of Santa Fe. The center has 53,928 Sqm of fully covered surface, and 30,013 Sqm of gross leasable area. It is a modern shopping inaugurated in November 2004, its influence area being the metropolitan scale. This center is devoted to clothing and entertainments. Includes a food patio with 20 stores, a children entertainment area, a 14 cinema complex and parking lot for almost 1,800 vehicles. Monthly average sales by tenants is estimated in Ps. 418 by square meter, for fiscal year ended June 30, 2006. Principal tenants are Frávega, C&A, Sport 78, Compumundo and Red Megatone.

Mendoza Plaza, Mendoza, Province of Mendoza, Mendoza Plaza is a 146-store shopping center located in Mendoza City in the Province of Mendoza. It consists of 39,065 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping have generated estimated average monthly sales of Ps. 626 per square meter for the fiscal year 2006. During the year a 68,8% interest was acquired to Pérez Cuesta, increasing up to 85,4%. Principal tenants currently include Falabella, Super Vea Plaza, Frávega, Garbarino and Village Cinemas.

Tarjeta Shopping, Our subsidiary, Centros Comerciales APSA has a participation of 80% on Tarjeta Shopping SA, a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services inside and outside our shopping centers. Tarjeta Shopping is currently accepted at all shopping malls and an extensive network of supermarkets and stores.

At June 30, 2006 Tarshop recorded total current assets of approximately Ps. 69.4 million and a net worth of Ps. 28.8 million. During the year ended June 30, 2006 total net revenues of Tarshop amounted to Ps. 121.3 million, representing approximately 34% of APSA’s revenues for the period and recorded a net income of Ps. 14.6 million. At June 30, 2006 Tarshop had approximately Ps. 311.3 million in credit card accounts receivable, including the securitized portfolio, compared to Ps. 202.8 million at June 30, 2005.

Competitors’ analysis

Offices and Other Real Estate Property for Lease

With respect to the office unit and other real estate property for lease, a vast number of our properties in Argentina are located in developed areas. There are great number of offices, shopping malls, retail and residential premises in the areas where each of our properties are located. The number of properties in a specific area may cause an adverse effect on our ability to rent or sell units and on the selling and leasing price of our real estate. Historically, only a few companies have competed with us in the purchase of offices or properties for development. This is a pulverized market which, given the absence of major participants, we do not account for a challenging competitor. We own Santa María del Plata and Puerto Retiro, the only two undeveloped parcels of land overlooking the River Plate close to Buenos Aires City which have not been developed and where we do not have any competiors whatsoever. Likewise, in future, other companies, both national and foreign, shall be able to actively take part in the real estate purchase and development market of Argentina, as well as in the international markets wherein we may participate.

Commercial Centers

Also, among our main activities, are the purchase, development and administration of commercial centers, through our subsidiary company APSA. The number of commercial centers within a specific area may affect our ability to rent the gross locative area of our commercial centers as well as its price. We are convinced that, due to the limited availability of large pieces of real estate and the real estate restrictions in Buenos Aires City, it will not be easy for companies to compete with us for the commercial centers development areas. Our main competitor is Cencosud S.A., owner and operator of Unicenter Shopping Center and Jumbo Hypermarkets chain among others.

The following chart shows certain information relative to the most important owners and operators of commercial centers in Argentina:

Company	Shopping Center	Location (1)	Leasable gross area	Shops	% Over national leaseble area (2)	% Shop (2)
APSA
	Alto Avellaneda (5)	GBA	58,266	148	4.60%	3.38%
	Abasto de Buenos Aires	CBA	39,329	172	3.10%	3.89%
	Mendoza Plaza Shopping (3)(5)	Mendoza	40,133	146	3.17%	3.35%
	Paseo Alcorta (5)	CBA	53,471	113	4.22%	2.58%
	Alto Palermo Shopping	CBA	18,055	150	1.43%	3.33%
	Buenos Aires Design (4)	CBA	14,598	59	1.15%	1.31%
	Patio Bullrich	CBA	10,780	85	0.85%	1.93%
	Alto Noa (5)	Salta	18,880	85	1.49%	1.87%
	Alto Rosario (5)	Rosario	40,320	145	3.18%	3.18%

Subtotal			293,832	1.103	23.20%	24.81%

Cencosud
	Unicenter Shopping (5)	GBA	90,869	287	7.17%	6.37%
	Plaza Oeste Shopping (5)	GBA	38,720	138	3.06%	3.06%
	Quilmes Factory (5)	GBA	31,373	47	2.48%	1.04%
	Lomas center Shopping (5)	GBA	24,271	50	1.92%	1.11%
	San Martin Factory (5)	GBA	24,388	31	1.93%	0.71%
	Parque Brown Factory (5)	GBA	23,553	41	1.86%	0.91%
	Las Palmas del Pilar Shopping (5)	GBA	37,662	102	2.97%	2.27%
	Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	1.80%	1.02%
	El Portal de la Patagonia (5)	Neuquén	21,700	45	1.71%	1.00%
	El Portal de Escobar (5)	GBA	18,886	24	1.49%	0.53%
	El Portal de los Andes (5)	Mendoza	22,962	40	1.81%	0.89%
	El Portal de Rosario (5)	Rosario	57,419	182	4.53%	4.04%

Subtotal			414,566	1,033	32.73%	22.94%

Other Operators

Subtotal			558,334	2,353	44.08%	52,25%
Total			1,266,732	4,489	100%	100%

(1)	“GBA” means Gran Buenos Aires and “CBA” means Ciudad de Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding
(3)	The effective interest of APSA in Mendoza Plaza Shopping is 85.4%
(4)	APSA has an effective interest of 51% in ERSA, company that operates the concession of this building.
(5)	Includes total leassable area occupied by supermarkets and hypermarkets.

Source: Cámara Argentina de Shoppings Centers y APSA.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our developments of residential apartment complexes is related to construction of new high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments. In fiscal year 2006 revenues from the sales and developments segment reach de sum of Ps. 104 million, compared to Ps. 32.3 million in fiscal 2005. The local currency remained stable throughout the 2006 fiscal year; there was a slight appraisal if we take as a reference the opening and closing thereof; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. Therefore, for 2007 fiscal year we expect not only the completion of projects already underway but also an analysis of new undertakings.

Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. Eventually, IRSA receives finished square meters for commercialization, without taking part in the construction works.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. In addition, we have showcased some of our renovation projects through Casa FOA, a highly visited fundraising exhibition where architects and designers display their work. This exhibition has wide public appeal and has been a successful marketing tool for us.

The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost /Real Cost (Ps.000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of June, 30 for fiscal years (6) (Ps. 000)			Book Value ´(Ps. 000) (7)

									06´(Ps. 000)	05´(Ps. 000)	04´(Ps. 000)
Residential apartments
Torres Jardín	18/7/96	56,579	32,339	490	100%	100%	97.4%	70,049	—	21	—	472
Torres de Abasto (8)	17/7/94	74,810	35,630	545	62%	100%	100.0%	109,266	—	21	—	312
Edificios Cruceros	22/7/03	5,740	3,633	40	100%	100%	49.8%	10,031	10,031	—	—	3,629
Barrio Chico	03/2003	12,171	2,891	1	100%	99%	0.0%	—	—	—	—	14,211
Concepción Arenal	20/12/96	15,069	6,913	70	100%	100%	98.9%	11,626	—	—	9	72
Alto Palermo Park (9)	18/11/97	35,956	10,488	72	67%	100%	100.0%	47,530	63	—	—	—
Torre Caballito Mz 36 (15)	3/11/97	22,815	6,833	118	100%	0%	0.0%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,511	28	100%	32%	0.0%	—	—	—	—	22,861
Torres Renoir II (15)	3/11/97	41,808	6,294	37	100%	0%	0.0%	—	—	—	—	41,808
Others (10)		31,245	18,151	163	N/A	N/A	100.0%	36,222	—	—	349	13

Subtotal		319,055	128,683	1,564	N/A	N/A	N/A	284,724	10,094	42	358	106,041

Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1,273	83%	100%	95.5%	217,316	3,942	3.820	7.369	8,542
Benavidez (15)	18/11/97	20,544	989,423	110	67%	50%	100.0%	11,830	—	—	11.830	8,542
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	100%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	17/12/97	2,450	58,373	181	100%	100%	100.0%	9,505	—	—	23	—
Other properties		—	—	—	N/A	—	0.0%	—	—	—	—	—

Subtotal		158,691	2,532,671	1,783	N/A	N/A	N/A	252,603	3,942	3.820	19.222	17,127

Land reserve
Puerto Retiro (9)	18/5/97		82,051		33%	0%	0.0%	—	—	—	—	47,791
Caballito	3/11/97		20,968		100%	0%	40.1%	22,815	22,815	—	—	9,223
Santa María del Plata	10/7/97		675,952		100%	0%	0.0%	—	—	—	—	114,397
Pereiraola (11)	16/12/96		1,299,630		83%	0%	0.0%	—	—	—	—	21,875
Dique 4 (ex Soc del Dique)	2/12/97		4,653		100%	0%	50.0%	12,310	—	—	—	6,704
Predio Phillips (8)	29/6/06		28,741		100%	0%	0.0%	—	—	—	—	59,837
Canteras Natal Crespo	27/7/05		4,320,000		43%	0%	0.0%	75	75	—	—	4,427
Alcorta Properties	7/7/98		1,925		62%	0%	100.0%	22,969	22,969	—	—	—
Others (12)			3,545,418		N/A	—	0,0%	—	—	—	—	84,900

Subtotal			9,979,338		N/A	N/A	N/A	58,169	45,859	—	—	349,154

Others
Alsina 934	20/8/92	705	3,750	1	100%	100%	100.0%	11,745	1,833	—	—	—
Madero 1020	21/12/95	16,008	5,056	8	100%	100%	100.0%	16,471	—	3,543	4,774	—
Dique 3	9/9/99	25,836	10,474	3	100%	18%	68.1%	65,432	41,808	23,624	—	25,549
Other properties (13)		23,871	11,352	61		100%	95.7%	30,310	430	1,282	5,903	1,605

Subtotal		66,420	30,632	73	N/A	N/A	N/A	123,958	44,071	28,449	10,677	27,154

TOTAL (14)		544,166	12,671,323	3,420	N/A	N/A	N/A	719,454	103,966	32,311	30,257	499,476

Notes:

1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.
2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2006, adjusted for inflation at 02/28/03. Through APSA.
8)	Through Alto Palermo S.A.
9)	Through Inversora Bolivar S.A.
10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos)
11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Caballito, Torres Rosario and the Coto Project (through APSA S.A.)
13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517 and Rivadavia 2768 (fully sold through IRSA)
14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
15)	Corresponds to a change in the disclosure criterion, that regards those receivables from swaps as inventories.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of Buenos Aires City, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

Prior fiscal years developed projects

Torres Jardín, Buenos Aires City. Torres Jardín is a residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-storey towers directed towards the middle-income market; however, we decided not to construct Torres Jardín IV and we estimate to agreed a barter transaction for its construction. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2006 there is one apartment and 35 parking spaces pending sale.

Torres de Abasto, Buenos Aires City. Torres de Abasto is a 545-apartment residential complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-storey buildings and one 10-storey building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. As of June 30, 2004 100% of the complex was sold.

Palacio Alcorta, Buenos Aires City. Palacio Alcorta is a 191-loft residential property that we converted from a former Chrysler factory located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, which is a ten minute drive from downtown. The loft area ranges from 60 to 271 square meters. This project is directed towards the upper-income market and it is 100% sold. Palacio Alcorta also has seven retail units and 165 parking spaces.

Concepción Arenal 3000, Buenos Aires City. Concepción Arenal 3000 is a 70-loft residential property located in north-central Buenos Aires City. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, Buenos Aires City. Alto Palermo Park is one of two 34-storey apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294,5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2006 100% of Alto Palermo Plaza were sold, and only one apartment is to be sold in Alto Palermo Park, which is currently reserved.

Villa Celina, Greater Buenos Aires. Villa Celina is a 400-lot residential community for the construction of single family homes located in the residential neighborhood of Villa Celina, on the southeastern edge of Buenos Aires City, a short distance from the intersection of the Ricchieri highway and the Avenida General Paz beltway. We have been developing this property in several stages since 1994. The first three stages represent 219 lots, each measuring 347 square meters on average and the two last stages represent 181 lots. As of June 30, 2004 100% of the residential community was sold.

Projects in development

Cruceros, Dique II. This is a unique project in the Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm of which 3,633 sqm are owned by the Company. At the close of this fiscal year, works had been fully completed. The preliminary sales stage has started with “down payments” that work as mechanisms to fix the price. Such receivables have been disclosed in these financial statements as “inventories” until the transaction is consummated. During this fiscal year the deeds for the housing units booked during the construction stage were executed, and there are presently 13 units available estimated to be sold during the next fiscal year.

Barrio Chico (formerly San Martín de Tours).is is a unique project in Barrio Parque, the most exclusive residential area in Buenos Aires City. As of June 30, 2006 the project was in its final stage. Sales in this project were launched in May this year, with a high degree of success. Previously, efforts had been made to develop the image of the product, in whose context the designation chosen was “Barrio Chico” and was accompanied by advertising in the most important printing media. At the close of fiscal 2006 bookings had been accepted for 40% of the total units, which will be formalized in the coming year and sales are estimated to be completed in the coming six-month period.

Puerto Madero Dique III. Plot “5M”, located in Dique 3, East side of Puerto Madero, comprises 10,474 square meters and is subdivided in three plots. The plots were owned by three different companies: Buenos Trade & Finance Center S.A. (“BAT&FCSA”), Buenos Aires Realty S.A. (“BARSA”) and Argentine Realty S.A. (“ARSA”). We owned 50% of the capital stock of each of the companies.

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (subsidiary company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8.03 million and US$ 10.8 million, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing a total of 28.50% of the housing unit area built in the first building.

Furthermore, on June 28, 2006, DYPSA made exercise of the option to acquire (in a barter transaction) plot 1e) above mentioned. Due to the strong development of Puerto Madero zone in the last 18 months, the transaction was carried out in US$ 13.53 millions. In this case, DYPSA has agreed to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably.

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8.03 on lot 1c) and US$ 10.8 on lot 1e).

In reference to barter transaction option over lot 1e), it was subset to construction of floor 13 on the building to be constructed over lot 1c).

On May 18, 2005, Buenos Aires Trade & Finance Center S.A. (Trade) accepter an offer from DYPSA, Desarrollos y Proyectos Sociedad Anónima, made among fiscal year, and signed the purchase contract refered to lot 1.d), which belonged to the mentioned Company. On that date a sum o US$ 2.15 million was received. On January 19, 2006, the Company collected US$ 1.0 million as part of the outstanding balance and on June 30, 2006 the balance or the account receivable is US$ 5,35 million, which collection is estimated to be performed within the first three months of fiscal year 2007, date of the deed contract and property transfer.

Caballito. This is an undeveloped 2.1 hectare property situated in the Northern sector of Caballito’s residential neighborhood.

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”.

KOAD S.A. in order for it to develop a residential complex in which two block towers will be constructed with 34 floors each. They shall be units of 1, 2 and 3 rooms with surface areas ranging from 40 to 85 square meters, and the complex will also benefit from a broad variety of amenities and services. It will have an estimated total surface area of 28,000 sqm for sale. We are scheduled to receive 26.7% of the total square meters and 25% of the parking lots of the total project upon the expiration of a 39-month period. In total we shall receive 118 apartments and 55 parking lots that will be located in Tower 1.

Residential communities

In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the big cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around Buenos Aires City, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, the improvement in public train, subway and bus transportation since their privatization also provides another factor that influences the trend to adopt this lifestyle.

As of June 30, 2006, our residential communities for the construction of single-family homes for sale in Argentina had a total of 65,303 square meters of salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril, is one of our private residential communities. It is a 312-hectare property located near Hudson City, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The project includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center was concluded in 1999.

The neighborhoods have been completed and as of June 30, 2006, 95,5% of the property was sold.

In March 2003, 40 lots pending with Pulte were sold for Ps. 3.2 million, The payment was made by returning 27 previously purchased lots, amounting to Ps. 2.8 million, and canceling the balance of Ps. 0.5 million in cash.

Benavidez, Tigre. Benavidez is an undeveloped 98.9 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires.

On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3.98 million to Inversora Bolívar S.A., of which US$ 0,98 million were paid and the balance of US$ 3,0 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed in December 3, 2003. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 0,5 million to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress. As of June 30, 2006, the work progress degree is 50%.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2006, our land reserve totaled 17 properties consisting of approximately 998 hectares (including Rosario, Caballito, Predio Phillips and COTO air space owned by APSA).

Buenos Aires City

Santa María del Plata. Santa María del Plata is an undeveloped waterfront property located at the southern end of Puerto Madero, adjacent to Buenos Aires City nature reserve. The development will be targeted at the high-income market and will include different residential projects, taking advantage of the river and related nautical activities. The plan includes three different housing concepts: high-rise apartment buildings, smaller condominiums and neighborhoods of single-family homes. Common areas for recreation, offices, and a hotel are also included. We propose to look for a partner for the development of this project or to provide assistance through the advance sale of land to finance the cost of the infrastructure. We plan to seek a partner to provide development skills and capital for the development of this project. The framework plan is still pending final approval by the authorities. The public forum on environmental matters has already taken place and we forecast its approval shortly. Currently awaiting the necessary municipal permits to start the project, there is a surface of 40,000 Sqm rented to “Terminales Río de La Plata S.A.” for US$ 17,000 monthly.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in Buenos Aires City, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own 66.67% of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), who owns a 50% interest in Puerto Retiro.

Dique IV. This is a new office undertaking class “AAA” having a total surface of approximately 14,100 Sqm that will be devoted to rent and will also offer large office surface and plant versatility. The division alternative of the stories will allow to be occupied both by companies requiring surfaces of 200 Sqm and corporations that need a full plant. The first stage of the work is currently undergoing bidding process, for the underground and lobby, and the work documentation allowing bidding of the second stage is awaited.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most densely populated in Buenos Aires City, which APSA purchased in October 1998. This plot would allow developing a shopping center having 30,000 Sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. The approval of the authorization of the Government of Buenos Aires City is awaited for the development of a shopping center in this plot.

Terreno Figueroa Alcorta. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta On December 22, 2005, our subsidiary APSA subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million. The terms and conditions of payment agreed were determined in four installments of US$ 1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed.Two installments are pending collection which matures on March 30, 2007 an 2008, respectively.

Phillips Estate. After having taken part in the private bidding for the purchase of land plot belonging to Phillips Argentina Sociedad Anónima, our subsidiary for commercial centers APSA acquired the piece of real estate through the execution of the respective transfer deed. The estate is located in the northern area of Buenos Aires City, in Saavedra neighborhood. The land bears an approximate surface of 2,741 sqm.

Province of Buenos Aires

Pereiraola, Hudson. We own an 83,34% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have not yet established the costs and financing method for this proposed project.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers to the northwest of downtown of Buenos Aires City. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Other undeveloped parcels of land in Buenos Aires City

Our undeveloped parcels of land portfolio also includes nine undeveloped parcels of land properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Merlo, Mariano Acosta and Pontevedra.

Other provinces

Rosario Project, Rosario City, Province of Santa Fe. On August 25, 1998, together with Coto Centro Integral de Comercialización S.A. (“Coto”) our subsidiary APSA acquired a 213,372 square meter development property located in Rosario City, the third largest city in Argentina in terms of population, in a public auction conducted by the Ente Nacional de Administración de Bienes Ferroviarios (“ENABIEF”) an Argentine government entity within the Ministry of Infrastructure and Housing, dedicated to the administration of the national governments properties (subsequently ENABIEF changed its name to Organismo Nacional de Administración de Bienes del Estado -”ONABE”-).

On December 17, 1999, APSA obtained an exclusive title to a part of this property upon which it plan to develop a residential complex, and where we built the Alto Rosario Shopping having a covered surface of 53,928 Sqm and a leasable gross area of 30,579 Sqm. This shopping center was inaugurated on November 9, 2004. Currently, 98% of the 144 commercial stores are occupied.

The proposed project is composed of two parts: the first part involved the construction of a shopping center and the second part involves the construction of a residential complex of approximately 50,000 square meters.

The Coto hypermarket was opened one month later, on December 1, 2004. Furthermore, Showcase Cinemas has 14 state-of-the-art cinemas with 3,400 seats will that have been inaugurated on June 2005.

The shopping center will provide proposals in line with the needs of its public, top-quality entertainment areas and first-class services. As in the case of our other shopping centers, we seek to ensure our customers are identified with our product.

This flow of investments in the area is already having a positive economic impact. It is estimated that 4,000 job positions have been generated by this undertaking, and the community is already noticing an urban revaluation of the area. Investments have been made in road works and repair of facades, and the Company has made donations to improve parks near its premises.

Neuquén Project, Province of Neuquén. On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment.

It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/03. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/02 and 585/03 that the Municipal Executive issued.

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of June 30, 2006 Shopping Neuquén S.A. have an understanding with the Municipality of Neuquén with respect to the subscription of an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be incorporated in a new Municipal Ordinance that will either modify or annul the original one.

The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, APSA will transfer to the Municipality a plot of land of its property.

Also, steps are being taken together with the appointed professionals as regards the new project that will be submitted to the Municipality, and to finally define the hypermarket operator who has ratified his will to participate in the project.

Canteras Natal Crespo, Province of Córdoba. In the course of fiscal year ended June 30,2006, the Company acquired from Ecipsa Holding S.A. (ECIPSA) 43.18% of the equity of Canteras Natal Crespo S.A. for a total and agreed price of US$ 1.54 million.

Additionally, as agreed in certain contracts, the Company has the obligation to buy and ECIPSA took on the obligation to sell 50% of the shares of Cantera Natal Crespo S.A. that would acquire in the future from the rest of the shareholders. The fixed price is US$ 11,63 per share. In case ECIPSA acquires the equivalent to 13.64% participation, the Company should pay U$S 232 for a 6.82% additional participation.

Canteras Natal Crespo S.A. is a company located in the province of Córdoba whose main corporate purpose shall be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of housing units.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C, (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group.

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisition	IRSA’s Effective Interest %	Number of rooms	Average Occupancy	Avg. price per room	Accumulated sales as of June 30 of fiscal years (Ps. 000) (3)			Book Value as of June, 30, 2006
				% (1)	Ps.(2)	2006	2005	2004	(Ps. 000)
Intercontinental (4)	11/97	51	309	71.6%	339	39,305	33,228	26,079	55,573
Sheraton Libertador (5)	3/98	80	200	82.0%	286	25,302	20,556	15,650	38,196
Llao Llao (6)	6/97	50	158	73.2%	607	39,156	33,336	29,566	44,096

Total			667	78.7%	379	103,763	87,120	71,295	137,865

Notes:

1)	Accumulated average in the twelve-month period.
2)	Accumulated average in the twelve-month period.
3)	Corresponds to our total sales consolidated by the RT21 method adjusted by inflation up to 02/28/03.
4)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.)
5)	Through Hoteles Argentinos S.A.
6)	Through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche City, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires City.

A “suit extension” is currently being carried out in the hotel that will increase its capacity by 25%, totaling 200 rooms. The total amount of the estimated investment is US$ 10.9 million, including other improvements in the kitchen and laundry, and the construction of a new last tech purifying plant. As of June 30, 2006 the progress of the works is 45.21%. Completion of all these works is estimated for April 2007.

Hotel Intercontinental, Buenos Aires City. Hotel Intercontinental is located in the downtown Buenos Aires City neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc Group. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms, alter having included during the year 3 rooms to become “Junior Suites”. The hotel is managed by the Intercontinental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, Buenos Aires City. Hotel Sheraton Libertador is located in downtown Buenos Aires City at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation, a United States Corporation.

Works are in process to remodel rooms and saloons, and improvement of elevators is undergoing bidding process. Also, new wall to wall carpets are being placed in different hotel sectors (lobby bar, saloons, circulating corridor). The estimated total amount of the investment is US$ 4.0 million and works are estimated to end in 2007.

Altocity.com

Altocity.com S.A. is both an electronic commerce retailing company and a company that offers services to middle sized and large firms which allow the electronic sale of their products throughout the country and worldwide.

This firm is the result of the association between our subsidiary firm APSA and Telefónica de Argentina S.A. (“Telefónica”). This connection enables APSA to expand its physical business towards a new sales channel as the Internet while allowing for Telefónica to enter the e-retailing business and the selling of e-commerce services. Telefónica is the leading telecommunications company for all Spanish and Portuguese speaking countries. Additionally, this firm is the largest multinational company in Spain and, in Argentina it is one of the leading companies within the mass media sector, accounting for significant participation in the country’s two most important open access television channels, radios and other mass media related companies.

Six years from its launch, Altocity has became one of the few e-commerce argentine companies in which the user can buy products interily from Internet. Its best attractive is to posess an integral product selection, with a broad range of categories and brands, forms of payment, support and a request and delivery system, combined with a high-quality image, where the user can purchase from the Internet.

The average monthly sales increased from Ps. 0.4 million to Ps. 0.9 million between fiscal yeaers 2005 and 2006, respectively, which represents a positive variation of 121%; likewise in connection with the traffic, customer portfolio and transactions all of these items show an improvement compaired to the previous fiscal year:

	06/30/05	06/30/06
Unique visitors per month	352,000	381,000
Daily average	16,000	21,000
Registered citizens to date	82,000	118,000
Transactions to date	76,000	119,000

Altocity has set itself the main objective of carrying out intensive work in the following areas:

•	Marketing of the portal, loyalty activities and new customers

•	E-commerce services

•	Barter and reward program

Policies in relation to certain activities

We discuss below our objectives and investment policies in relation to certain other activities. These policies may be modified or revised periodically at the discretion of the Board, without the need for a vote by shareholders.

Investment objectives and policies

We will attempt to achieve these objectives through:

•	the purchase and development of residential properties, mainly with the intention to sell them subsequently;

•	the purchase, development and exploitation of office and retail store buildings not constituting shopping malls, mainly for rental purposes;

•	the purchase, development and exploitation of luxury hotels; and

•	the purchase of reserves of undeveloped land for future development or sale.

Our strategy consists of increasing cash flows and the value of our assets by means of the continuous expansion of our diversified portfolio of properties and assets through the purchase, development and operation of properties, either individually or with partners, in all segments of our commercial activity.

We are able to change existing policies in any of these activities without the need for a shareholders’ vote.

During fiscal 2005 the rental of offices and retail outlets continued to grow strongly, as did the hotel business, which in contrast to previous years recorded an excellent performance thanks to the impulse given to tourism. In this period the residential property market also began to recover, and we have therefore begun to evaluate and develop new undertakings based on own land reserves and those of others, exchanging land for constructed units. The economic recovery has led us to resume business in this segment, which had been halted because of the recession.

In future we expect to continue to concentrate on the rental of offices and retail stores, as well as the exploitation of luxury hotels. Taking advantage of the favorable economic conditions, we also expect to continue with the evaluation and development of residential properties for sale. Historically, the purchase of undeveloped land has been the only activity for which the main objective was to record capital gains, the remaining areas of our company being designed to generate revenue. Nevertheless, in the past we have sold properties belong to other segments, and we expect to continue to do so, with the aim of generating capital gains.

We grant mortgage loans to encourage the sale of units from our development projects. Most of this mortgage portfolio was sold in December 2001, but we have made a small number of new loans since that date.

We may purchase rental property as a long-term investment, or sell such property, in full or in part, when circumstances are favorable. In addition, we can purchase property for development and sale, in full or in part, when circumstances are favorable. We do not have any specific policy with regard to the periods for holding our properties, and we can dispose of them in full or in part whenever it appears suitable. We participate, and may continue to do so, in real estate activities through subsidiary companies or with other Argentine or foreign companies, in the holding of properties through strategic alliances and in other property-sharing associations which we may or may not control. We are currently contemplating the possibility of purchasing additional properties within Argentina.

In the past we have not invested in mortgage portfolios or sold or transferred to third parties our mortgage loans under the financing programs for the purchase of units of the properties we have developed. Nevertheless, as a result of the recent development of a legal framework for the secondary mortgage market in Argentina, we cannot guarantee that we might not participate in such operations in future.

We have in the past securitized loans to third parties in relation to their real estate transactions, and may continue to do so.

Financing policies

In the past we have obtained financing through the issue of shares, the use of debt instruments at fixed and variable rates and short-term lines of credit. We may in future incur in additional borrowing when the Board decides the time is appropriate. Management considers that additional financing may be necessary and will be obtained through a combination of the methods listed above, or through other types of financing, such as mortgages and the issue of asset-backed debt instruments. See “Operating and Financial Review and Outlook.”

Other policies

We have issued, and may issue in future senior debt securities. See “Operating and Financial Review and Outlook.” We may also invest in debt securities or shares of other companies not involved in the real estate business. In the last four years we have not issued securities in exchange for properties. Between January and March 1999 we acquired 2,432,932 of our own shares in circulation, and between May and October 2000 we purchased 20,729,472 own shares. The Shareholders’ Meetings held on October 28, 1999 and October 30, 2000 approved the distribution of such shares. In addition, between November 2000 and January 2001 we purchased 4,587,285 of our own shares, which were distributed according to the terms of the shareholders’ meeting dated November 5, 2002. At present we have no intention of repurchasing own shares, unless it is determined that it will be beneficial to our shareholders, and as long as market conditions support such an action, in the context of the powers granted by the by-laws, legislation and applicable regulations.

Dividend Policy

Pursuant to the Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from realized and net earnings of the company pursuant to an annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends, in which case each Board member and member of the Surveillance Committee will be severally responsible for the return of such dividends if at the end of the fiscal year in which such interim dividends were paid the realized liquid profits were to be insufficient to allow the payment of such dividends. The approval, amount and payment of dividends are subject to the approval of our Annual Ordinary Shareholders Meeting. That approval requires the affirmative vote of the majority of the present votes with right to vote at the meeting. Considering the interests in the capital stock of the Company, our main shareholders have the power to significant influence in the election of the members of the Board of Directors, the approval, amount and payment of dividends, subject to the argentine legal requirements and the Company’s bylaw.

The Board submits the annual report and balance sheet of the Company for the previous fiscal year together with the reports from the Surveillance Committee for the approval of the annual general meeting of shareholders. The annual ordinary shareholders’ meeting called to approve the annual report and financial statements and to determine the distribution of the Company’s net income for the year must be held prior to October 30 each year. Pursuant to the Law of Corporations and our bylaws, liquidated and realized profits of each fiscal year shall be distributed as follows:

•	5% to the legal reserve fund until reaching 20% of our capital stock;

•	a certain amount determined at a Shareholders’ meeting is allocated for the compensation of our directors and members of the supervisory committee; and

•	dividends, additional dividends to preferred shares if any, or to optional reserve funds or contingency reserves or to a new account, or for whatever purpose the shareholders’ meeting determines are distributed.

According rules issued by the Argentine Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered within three months of the holding of the annual general meeting that were to have approved them.

If and when our Company declares and pays dividends on its ordinary shares, the holders of global share certificates in the Company, each representing the right to receive 10 ordinary shares (the “GDSs”) at the corresponding registration date shall have the right to receive the dividends due on the ordinary shares underlying the GDSs subject to the term of the Modified and Ordered Deposit Contract dated December 12, 1994 signed between our Company, The Bank of New York and the eventual holders of the GDSs. Cash dividends are to be paid in Argentine pesos, and except in certain circumstances they will be converted by the Depository into dollars at the rate of exchange in force at the date of conversion and shall be paid to the holders of the GDSs net of any commission on the distribution of dividends, costs and conversion charges, taxes and official dues.

In the past, we paid dividends in cash and stock that averaged Ps. 0.11 per share, At our shareholder’s meeting held on October 30, 2000, our shareholders approved the distribution of 20,729,472 treasury shares on a pro rata basis.

With regard to the fiscal year ended June 30, 2001, there was a loss of Ps. 59.9 million. In order to keep adequate liquidity level, to reduce the outstanding debt and the financial burden, we did not pay any cash dividends.

During fiscal year 2002 the Company reported a loss of Ps. 539.1 million. Consequently, the distribution of cash dividends was not possible. However, the shareholders’ meeting held on 5 November 2002 resolved the distribution of a total of 4,587,285 treasury shares (purchased at an average approximate price of Ps. 2.15 per share) prorated and in proportion to the corresponding shareholdings.

In accordance with certain obligations assumed by our company, there are limitations on the dividends that we can distribute. Under the Unsecured Loan Agreement for US$ 51 million, our company: (i) shall be able to pay dividends or make any distribution or repurchase of debt or shares except for restricted payments from our subsidiaries to our company, (ii) restricted payments can be made as long as no event of default shall have occurred and be continuing or would occur as a consequence thereof, and no breach of the financial covenants shall have occurred in the calculation period immediately preceding the proposed date of such restricted payment.

The Fourth Supplemental Indenture that governs the terms of the Class 3 Floating Rate Notes for US$ 37.4 million contains the same restrictions on the payment of dividends, although limited to the existence of outstanding Class 3 Floating Rate Notes.

During fiscal year 2003 the Company reported a profit of Ps. 286.4 million.Net income for fiscal year 2004 was Ps. 87.9 million. We obtained an income of Ps. 103.2 million in fiscal year 2005. Due to the restrictions described above, we have not distributed dividends. By virtue of the resolution made by the shareholders meeting celebreted on November 4, 2005, in which the absorption of acumulated losses was decided, the Company is in technical condition of considering in the next shareholders meeting the approval of a cash dividend.

In fiscal year 2006 we have had a gain of Ps. 96.6 million.

Although we expect to distribute cash dividends in the future, we cannot assure that we will be able to do so.

The table that follows presents the dividend payment ratio and the total amount of dividends paid for each fully paid-in common share for the mentioned years. Figures in Pesos are stated in historical Pesos at the corresponding, See “Exchange Rate”.

	Payments (1)
Year declared	Cash dividends	Stock dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—

Note:

(1)	Corresponds to per share payments. To calculate the dividends paid per GDS, the payment per share should be multiplied by ten.

SUBSEQUENT EVENTS

These events took place subsequent to June 30, 2006, the year-end closing date:

Incorporation of Patagonian Investment S.A.: On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

Córdoba Shopping Due Diligence: On July 7, 2006 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to APSA of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the Córdoba City.

If this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defence of Competitiveness, the investment will be for APSA) a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

Acquisition of garages: On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta commercial centre, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval of the Enterprising by the Government of the Buenos Aires City. The sales price of the units was fixed as follows: (i) the amount of US$ 1.9 millions (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an scrow account under the name of both parties.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets out a brief summary of our financial and operating information at June 30, 2006 and 2005 and for the fiscal years then ended. This information is derived from our audited consolidated financial statements and their corresponding notes (the “Audited Consolidated Financial Statements”). Since the information disclosed in the following table is a summary, it does not contain all the information disclosed in the Audited Consolidated Financial Statements.

	As of and for the Year Ended June 30, (1)
	2006	2005
	Ps. (000)	Ps. (000)
Revenues	577,680	369,889
Costs	(243,831)	(168,074)
Gross profit	333,849	201,815
Selling expenses	(60,105)	(36,826)
Administrative expenses	(95,624)	(69,556)
Income from valuation of inventories at fair market value	9,063	17,371
Net gain in credit card trust Tarjeta Shopping	2,625	423
Gain from operations and holdings of real estate assets	12,616	27,938
Operating income	202,424	141,111
Amortization of goodwill	(1,080)	(1,663)
Financial results, net	(41,381)	(12,217)
Equity gain from related companies under Section 33 of Law 19,550	41,657	67,207
Other income and expenses, net	(19,066)	(14,834)
Minority interest	(27,190)	(23,152)
Income tax and Asset tax	(58,791)	(53,207)
Net income	96,573	103,245
Basic net income per share	0.254	0.368
Basic net income per GDS	2.54	3.68
Diluted net income per share	0.228	0.231
Diluted net income per GDS	2.28	2.31

BALANCE SHEET DATA
Cash and banks and current investments	233,438	211,934
Inventories	81,280	65,626
Mortgage and lease receivables, net	114,911	65,481
Current assets	481,788	389,735
Non-current investments	647,981	542,863
Fixed asset, net	1,413,212	1,445,551
Total assets	2,740,121	2,524,426
Short-term debt (2)	129,206	119,380
Total current liabilities	419,228	310,977
Long-term debt (3)	295,282	417,382
Total non-current liabilities	385,138	515,381
Shareholders’ equity	1,485,766	1,252,229

	As of and for the Year Ended June 30, (1)
	2006	2005
	Ps. (000)	Ps. (000)
Other financial data
EBITDA(4)	270,787	(187,264)
Depreciation and amortization(5)	80,979	74,091
Capital expenses (6)	122,734	114,949
Net cash provided by (used in):
Operating activities	194,685	93,490
Investing activities	(135,567)	(126,682)
Financing activities	(36,767)	52,868

Notes:

(1)	In thousands Pesos , except for information per share. Total amounts are not exact due to rounding.
(2)	Includes short-term loans, the current mortgages payable and the current portion of seller financings.
(3)	Includes long-term loans, non-current mortgages payable and the non-current portion of seller financings.
(4)	EBITDA is net income less consolidated cost of sales, consolidated selling expenses, consolidated administrative expenses, consolidated intangible assets depreciation and losses derived from operations and holdings of real estate assets.
(5)	Included in operating income.
(6)	Includes the purchase of inventories, fixed assets and long-term investments.

OPERATING AND FINANCIAL REVIEW AND OUTLOOK

The following analysis should be read together with our Consolidated Financial Statements. For the purposes of the following analysis, our reference to “Consolidated Financial Statements” relates to our audited consolidated financial statements and their notes corresponding to the fiscal years ended June 30, 2006 and 2005.

Variability of results

A principal source of our revenue is rental income derived from leases of office and retail properties and sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.

Consolidation

The Company has consolidated its Balance Sheets at June 30, 2006 and 2005, and the statements of income and cash flows for the years ended June 30, 2006 and 2005 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous Buenos Aires City.

Balances and significant transactions with controlled companies have been eliminated in the consolidation.

Certain information amounts in the financial statements at June 30, 2005 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2006.

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. At June 30, 2005 however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in the financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

Revenue recognition

We primarily derive our revenues from domestic office and shopping center leases and services operations, the development and sale of properties, hotel operations and to a lesser extent, from e-commerce activities. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements by advancing us approximately 5% of the purchase price and agreeing to advance an additional 20% of the purchase price in equal installments over an agreed upon construction period. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property / unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a base rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Leases and services from shopping center operations. Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent which consists of the higher of (i) a monthly base rent and (ii) a specified percentage of the tenant’s monthly gross retail sales which generally ranges between 4% and 8% of tenant’s gross sales. Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s base rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

Credit card operations. Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Hotel operations. We recognize revenues from our rooms, catering, and restaurant facilities as earned on the close of business each day.

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of 50 years for buildings, ten years for facilities, five years for furniture and other equipment and three years for computer equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Effect on us of devaluation and economic crisis

All of our assets are located and our operations are performed in Argentina. Accordingly, our financial condition and results of operations depend substantially upon economic conditions prevailing in Argentina. Due to a four-year-old recession, the Argentine economy has deteriorated sharply. However, during year 2003 certain signals of recovery appeared in the economy, which continued strengthening during 2004 and 2005.

In the fourth quarter of 1998, the Argentine economy entered into a recession that caused the gross domestic product to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001, during the second half of 2001. Argentina’s recession worsened significantly, precipitating a serious political and economic crisis. During 2002, the gross domestic product decreased 10.9% as compared to 2001. In 2003, the economy began to recover, closing the year with year-on-year growth of 11.7%. Exceeding growth expectancies , in 2004 the GDP increased 9.0% in comparison with 2003. Estimates are that during 2005 the GDP will increase 7.5% in comparison with 2004, consolidating the economy expansion.

On December 23, 2001, President Adolfo Rodriguez Saá declared the suspension of the payment of foreign debt and later Eduardo Duhalde ratified his decision. On January 6, 2002, the Congress enacted the Public Emergency Law which repeals several provisions of the Convertibility Law which prevailed in Argentina for 10 years, and the executive branch announced the devaluation of the Peso are settled in the Only and Free Exchange Market at a floating market rate depending on supply and demand. This new legislation had a material adverse impact on our financial position and the results of our operations in fiscal year 2002, which was mostly offset during fiscal year 2003, 2004 and 2005.

During fiscal year 2005, the Government of President Néstor Kirchner submitted a proposal to creditors to continue the payments of the external debt. We would mention that the official offer of the sovereign debt exchange obtained very good results and was 76.07% supported by creditors. The Government was able to record a partial remission of the debt in terms of current value of 65.2%, which exceeds any remission recorded in any other debt restructuring process in other countries.

On the other hand, in february 2006 the government paid the total debt to the International Monetary Fund (“IMF”) through the payment of US$ 9.530 million, reducing significantly the sobereing debt of the country.

This significant advancement represented an opportunity for the country to recover the international market reliability and allowed generating an economic context of higher feasibility, which in turn will encourages the concretion of future investments.

Effects of inflation

The Argentine Peso devaluation by the Executive Power carries the risk of a significant inflation increase.

Following are the annual inflation indices that reflect the variation with respect to equal month of the previous year published by the Argentine Ministry of Economy:

Year ended June 30,	Consumer Price Index	Wholesale Price Index
1997	0.9%	0.1%
1998	1.1%	-1.9%
1999	-1.3%	-5.3%
2000	-1.1%	4.4%
2001	-0.3%	-1.6%
2002	28.4%	95.6%
2003	10.2%	8.3%
2004	4.9%	0.1%
2005	9.0%	7.7%
2006	11.0%	12.2%

The inflationary risk increase may erode macroeconomic stability held at present in the country, which would cause a negative impact on the development of our operations.

Retail prices accumulated a significant increase during 2005, which turned inflation into one of the main issues of the economy. In order to hold back inflation, the government intervened through trade agreements, among which negotiations within the foods and textiles sector stand out. In this way, the CPI accumulated increase for the first semester of 2006 accounted for 4.9% and 5.1% for the Wholesale Price Index (“IPIM”), thus showing signs of desacceleration in the price increase for the rest of calendar year 2006.

Effects of interest rate fluctuations

Most of our U.S. dollar denominated debt accrued interest at a floating rate. An increase in interest rates implied significant increase of our financial costs and materially affect our financial condition and our results of operations.

Effects of foreign currency fluctuations

A portion of our financial debt is denominated in U.S. dollars. Foreign currency exchange rate fluctuations significantly increases the risk of default on our mortgages and lease receivables, since many of our customers have cash flows in pesos and consequently will therefore experience a relative increase in their U.S. denominated liabilities compared to their Peso denominated revenues. Foreign currency exchange restrictions hereafter imposed by the Argentine Government could prevent or restrict our access to U.S. dollars, affecting our ability to service our U.S. dollar- denominated liabilities.

Operating costs and expenses

Allocation of selling expenses to business segments

Selling expenses related to the shopping centers and hotels segments are directly allocated to such segments because such segments are individually managed and clearly identifiable. The remaining selling expenses are allocated among the development and sale of properties and offices and other non-shopping center rental properties segments, excluding, if existing, those located in shopping centers and hotels, based on the cost center which originated them.

Allocation of administrative expenses to business segments

Administrative expenses related to our shopping centers and hotel business segments are directly attributable to such segments because such segments are individually managed and are clearly identifiable. The remaining administrative expenses are allocated as follows:

•	Administrative expenses without considering the original cost center are 53.11% assigned to the Sales and Development segment, and 46.89% to the Offices and Other buildings for rental segment. Such percentages are calculated on the basis of operating assets and on revenues generated by each segment.

•	Administration expenses with APSA cost center or hotels are assigned directly to the Shopping Centers and Hotels segments.

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the interest of APSA in the Tarjeta Shopping trust funds. These profits have been allocated to the “Shopping Centers” segment.

Allocation of results from operations and the holding of real estate assets

These results are allocated to the segment that generates them.

Allocation of the goodwill amortization

This includes mainly the amortization of goodwill stemming from the acquisition of APSA and APSA subsidiaries, which is allocated to the “Shopping Centers” segment.

Allocation of other expenses and revenues to business segments

Financial results, net Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, gain (loss) on exposure to inflation, exchange gain (loss) and other financial results allocable to each segment, as described below:

Gain on financial operations. Only income related to Shopping Centers and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial Operations and Others” as they are not directly related to any specific segment.

Interest income, interest on discounting of assets and liabilities and financial expenses. Only the results generated by APSA and Hotels are recorded in the Shopping Centers and Hotels segments. The remaining results are prorated among Sales and Development, Offices and Others, Hotels, Shopping Centers and “Financial Operations and Others” in proportion to the corresponding assets to each segment.

Gain on exposure to inflation, exchange gain (loss) and other financial results. In the case of Shopping Centers and Hotels, they are charged to the segments giving rise to them. The remaining items are recorded in “Financial and Other operations” as they are not directly related to any segment.

Gain on equity investments. It is allocated to the corresponding segments. Gain on equity investments carrying out activities not falling under any of our segments of activity are recorded under “Financial and Other operations”.

Other expenses, net. Only those associated to Shopping Centers and Hotels are segregated by segment. The remaining items are allocated to “Financial and Other operations” as they are not directly related to any segment.

Minority interest. This result is allocated among the segments of the company that generate it.

Income tax and asset tax. The corresponding income tax and asset tax is allocated to each segment.

Business Segment Reporting

We have determined that our reportable segments are those that are based on our method of internal reporting. Accordingly, we have five reportable segments. These segments are “development and sales of properties”, “office and other non-shopping center rental properties”, “shopping centers”, “hotel operations” and “financial operations and others”. The consolidated financial statements were prepared in accordance with the procedure established by Technical Resolution No. 21 of the F.A.C.P.C.E., making a consolidation of every line of our balance sheets as of June 30, 2006 and 2005, the statements of income and statements of cash flows, with the financial statement of those companies in which we have direct or indirect control.

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties from tenants.

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions which consist of commissions and financing income.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

Financial operations and Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. For tye fiiscal year 2001 and the nine-month periods endd March 31, 2002, this uisness segment also includes the results of its affiliates related to internet servicies, telecomunications and other technology related activities.

We measure our reportable segments based on net income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on net income. We do not depend on an only client.

The following tables show certain operating data by business activity:

For the year ended June 30, 2006	Sales and Developments	Offices and Others (a)	Shopping Centers	Hotels	Financial operations and others	TOTAL
Sales	103,966	30,565	337,972	103,763	1,414	577,680
Costs	(54,200)	(8,987)	(121,315)	(57,971)	(1,358)	(243,831)
Gross profit	49,766	21,578	216,657	45,792	56	333,849
Results from Valuation of Inventories at net realizable value	9,063	—	—	—	—	9,063
Selling Expenses	(1,797)	(1,020)	(46,600)	(10,688)	—	(60,105)
Administrative Expenses	(12,140)	(10,724)	(51,762)	(20,998)	—	(95,624)
Results from Fideicomiso Tarshop	—	—	2,625	—	—	2,625
Results from operations and holding of real estate assets	52	2,619	9,499	446	—	12,616

Operating Income	44,944	12,453	130,419	14,552	56	202,424

Amortization of goodwill	—	—	(1,080)	—	—	(1,080)
Financial results, net	(5,629)	(4,788)	(23,167)	(1,935)	(5,862)	(41,381)
Equity gain (loss) from related companies under Section 33 of Law 19,550	—	—	(1,599)	146	43,110	41,657
Others (expenses) income, net	—	—	(9,761)	(415)	(8,890)	(19,066)
Income before tax	39,315	7,665	94,812	12,348	28,414	182,554
Minority interest	—	(1,077)	(21,956)	(4,157)	—	(27,190)
Income tax and asset tax	(2,053)	(2,451)	(48,458)	(3,852)	(1,977)	(58,791)
Net income	37,262	4,137	24,398	4,339	26,437	96,573

Depreciations	253	7,903	63,152	9,671	—	80,979

Addition of fixed assets and intangible assets	—	—	—	—	—	—
Non-current investments in other companies	—	—	129	—	265,082	265,211

Operating assets	386,740	359,725	1,213,915	145,796	—	2,106,176
Non operating assets	49,624	46,158	29,191	13,310	495,662	633,945
Total assets	436,364	405,883	1,243,106	159,106	495,662	2,740,121

Operating liabilities	15,183	52,688	227,622	21,281	—	316,774
Non operating liabilities	81,414	72,126	256,575	59,030	18,447	487,592
Total liabilities	96,597	124,814	484,197	80,311	18,447	804,366

For the year ended June 30, 2005	Sales and Developments	Offices and Others (a)	Shopping Centers	Hotels	Financial operations and others	TOTAL
Sales	32,311	19,431	230,087	87,120	940	369,889
Costs	(17,542)	(7,746)	(92,883)	(48,924)	(979)	(168,074)
Gross profit	14,769	11,685	137,204	38,196	(39)	201,815
Results from Valuation of Inventories at net realizable value	17,317	—	—	—	— —	17,317
Selling Expenses	(1,961)	(922)	(24,151)	(9,792)	—	(36,826)
Administrative Expenses	(9,514)	(9,223)	(31,385)	(19,434)	—	(69,556)
Results from Fideicomiso Tarshop	—	—	423	—	—	423
Results from operations and holding of real estate assets	521	12,228	13,093	2,096	—	27,938

Operating Income	21,132	13,768	95,184	11,066	(39)	141,111

Amortization of goodwill	—	—	(1,663)	—	—	(1,663)
Financial results, net	(5,846)	(4,283)	(17,284)	(4,189)	19,385	(12,217)
Equity gain (loss) from related companies under Section 33 of Law 19,550	—	—	(1,989)	12,197	56,999	67,207
Others (expenses) income, net	—	—	(8,315)	223	(6,742)	(14,834)
Income before tax	15,286	9,485	65,933	19,297	69,603	179,604
Minority interest	—	(2,112)	(17,216)	(3,824)	—	(23,152)
Income tax	(13,089)	(1,784)	(33,615)	(1,179)	(3,540)	(53,207)
Net income	2,197	5,589	15,102	14,294	66,063	103,245

Depreciations	252	6,672	58,343	8,824	—	74,091

Addition of fixed assets and intangible assets	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies	—	—	808	—	219,432	220.240

Operating assets	343,803	364,420	1,124,780	133,035	—	1,966,038
Non operating assets	55,442	58,766	10,678	2,136	431,366	558,388
Total assets	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities	11,040	68,129	147,915	20,313	—	247,397
Non operating liabilities	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities	107,372	140,395	456,068	65,048	57,475	826,358

a)	Includes offices, comercial and residential spaces.

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Results of Operations for the fiscal years ended June 30, 2006 and 2005.

Revenues

Revenues increased 56.2% from Ps. 369.9 million for the fiscal year ended June 30, 2005 to Ps. 577.7 million for the fiscal year ended June 30, 2006. This increase is due to an increase in revenues from all our business units.

Development and Sale of Properties. Revenues from development and sale of properties increased 221.8%, from Ps. 32.3 million for the fiscal year ended June 30, 2005 to 104.0 million for the fiscal year ended June 30, 2006. The increase in revenues from this segment was attributable principally to the net effect of (i) the Ps. 23.0 million from the sale of Alcorta Plaza (through APSA); (ii) the increase of Ps. 22.8 million from the sale of block 36 of plot named “Terrenos de Caballito”; (iii) the increase of Ps. 41.8 million from the sale of plot Y of Dock III; (iv) the increase of Ps. 10.0 million from the sale of units of Edificios Cruceros; (v) the decrease from the sale in fiscal year 2005 of parcel X of Dock III for an amount of 23.6 million; and (vi) the decrease of Ps. 3.5 million from the sale of Madero 1020 in fiscal year 2005.

Offices and Other. Revenues from Offices and Other increased 57.3%, from Ps. 19.4 million for the fiscal year ended June 30, 2005 to Ps. 30.6 million for the year ended June 20, 2006. This increase is mainly due to: (i) an increase of 52.0% in revenues from office rents, from Ps. 18.0 million in the fiscal year ended June 30, 2005, to Ps. 27.4 million for the fiscal year ended June 30, 2006. This increase in revenues is attributed to the increase of the occupied room percentage and of monthly average rates of the majority of the buildings, principally in Bouchard 710 for Ps. 5.4 million, Libertador 498 for 0.8 million, Maipú 1300 for Ps. 0.8 million, Laminar Plaza for 0.7 million, Suipacha 652 for Ps. 0.7 and Edificios Costeros Dock IV for Ps. 0.5 million; (ii) an increase of 135.9% from revenues of other properties from Ps. 0.9 million in fiscal year ended June 30, 2005 to Ps 2.1 million for the fiscal year ended June 30, 2006, mainly due to Santa María del Plata for an amount of Ps. 1.2 million. The percentage of room occupied in this segment increased by 3% from the 94% as of June 2005 to 97% as of June 2006.

Shopping Centers. Revenues from Shopping centers increased 46.9 % from Ps. 230.1 million during the fiscal year ended June 30, 2005, to Ps. 338.0 million during the fiscal year ended June 30, 2006. The increase is attributed principally to an increase of 30.2% in revenues from leases and services (from Ps. 165.8 million to Ps. 215.9 million) mainly due to the increase in revenues from leases and admission rights of our Shopping in Ps.48.1 millions as a consequence of the increase of 33.9% in sales of our tenants (from Ps. 1,698.1 million for the fiscal year ended June 30, 2005 to Ps. 2,273.3 million for the fiscal year ended June 30, 2006) and an increase of 90.5% (from Ps. 64.6 million to Ps. 123.0 million) in revenues from credit cards as a result of i) the favorable macroeconomic conditions; to an increase in the level of private consumption and to the excellent performance of our business segment, which have expanded its services with the opening of new branches and increasing the rate of credit cards activation and the quantity of shops that adhere to the credit card services, which generated a significant increase in our credit portfolio. The average occupancy rate was 99.1% for the fiscal year ended June 30, 2006.

Hotels. Revenues from hotel operations increased 19.1%, from Ps. 87.1 million for the fiscal year ended June 30, 2005 to Ps. 103.8 million for the fiscal year ended June 30, 2006, due to an increase in average price per room of our hotels, and an increase in average occupancy of hotels Llao Llao and Itercontinental, from 75.4% during the fiscal year 2005 to 78.7% during the fiscal year 2006. Revenues from Hotel Intercontinental increased by Ps. 6.1 million, revenues from the Hotel Llao Llao increased by Ps. 5.8 million and revenues from Hotel Sheraton Libertador increased by 4.8 million.

Financial operations and other. Revenues from Financial operations and other increased by Ps. 0.5 million from Ps. 0.9 million for the fiscal year ended June 30, 2005, to Ps. 1.4 million for the fiscal year ended June 30, 2006. Revenues included in this line represent fees for services with no specific allocation to any of the previous segments.

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Costs

Costs increased 45.1%, from Ps. 168.1 million during the fiscal year ended June 30, 2005 to Ps. 243.8 million for the fiscal year ended June 30, 2006. This variation is mainly due to an increase in costs of all our business segments during 2006 fiscal year. Total costs as a percentage of revenues decreased from 45.4% for the fiscal year ended June 30, 2005 to 42.2% for the fiscal year ended June 30, 2006.

Development and Sale of Properties. Costs related to Development and Sale of Properties increased 209.0%, from Ps. 17.5 million for the fiscal year ended June 30, 2005 to Ps. 54.2 million for the fiscal year ended June 30, 2006. The increase in costs from this segment is mainly due to the net variation between: (i) the increase of Ps. 18.4 million from the sale of Alcorta Plaza (through APSA); (II) THE INCRESE OF Ps. 11.3 million form the sale of block 36 of the plot named “Terrenos de Caballito”; (iii) the increase of Ps. 7.9 million from the sale of plot Y of DockIII; (iv) the increase of Ps. 8.8 million from the sale of units of Edificios Cruceros; (v) a decrease fro the sale in fiscal year 2005 of plot X of DockIII for Ps. 10.5 and (vi) the decrease of Ps. 2.8 million form the sale of Madero 1020 during the last year. Costs relating to Development and Sale of Properties as a percentage of revenues from the segment decreased from 54.3% during the fiscal year ended June 30, 2005 to 52.1% during the fiscal year ended June 30, 2006.

Offices and Other. Costs of Offices and Other increased by 16.0%, from Ps 7.7 million during the fiscal year ended June 30, 2005 to Ps. 9.0 million during the fiscal year ended June 30, 2006, mainly due to the amortization in fiscal year 2006 of Bouchard 710, which was acquired in June 2005. The main component of cost of offices is represented by the depreciation of leased properties.

Shopping Centers. Costs related to Shopping centers increased 30.6% from Ps. 92.9 million in the fiscal year ended June 2005 to Ps. 121.3 million in the fiscal year ended June 30, 2006. This increase is due to: (i) an increase in depreciation an amortization expense of Ps. 4.5 million and an increase in the charges of unrecoverable expenses of Ps. 2.6 million and (ii) an increase of 86.0% in the cost of sale of credit cards operations (from Ps. 24.5 million during fiscal year 2005 to Ps. 45.5 million during fiscal year 2006), mainly due to an increase of Ps. 6.2 million in costs from salaries and social security charges, to Ps. 3.0 million in taxes, dues and contributions, 1.3 million of electricity and telephone expenses as a result of the expansion of our operations; a higher charge in commissions and interest for Ps. 5.6 million and an increase in fee and service expenses of Ps. 2.3 million mainly due to the new issues of the securitization program.

Hotels. Costs from hotel operations increased 18.5%, from Ps. 48.9 million during the fiscal year ended June 30, 2005 to Ps. 58.0 million during the fiscal year ended June 30, 2006, primarily due to the increase in revenues. Higher costs of hotels are primarily due to an increase in depreciation, food and beverages, salaries and social security contributions. Costs from Hotel Llao Llao increased Ps. 5.3 million, costs from Hotel Intercontinental Ps. 2.0 million and costs form Hotel Sheraton Libertador Ps. 1.8 million. Costs from hotel operations as a percentage of revenues decreased of 56.2% for the fiscal year ended June 30, 2005 y of 55.9% for the fiscal year ended June 30, 2006.

Financial operations and Other. Costs from Financial operations and other segment increased by Ps. 0.4 million from Ps. 1.0 million for the fiscal year ended June 30, 2005 to Ps. 1.4 million for the fiscal year ended June 30, 2006. Costs included in this line represent expenses incurred in the rendering of services that generate revenues.

Gross Profit

As a result of the foregoing, the gross profit increased 65.4%, from Ps. 201.8 million during the fiscal year ended June 30, 2005 to Ps 333.8 million during the fiscal year ended June 30, 2006.

50

Gain from valuation of inventories at fair market value

This line is generated as a result of valuating at the net realizable value those inventories of which we have received advances that fix prices, and the contract terms and conditions of the transactions that we have signed states the effective concretion of the sale and the gain. Such a valuation criteria, totaled Ps. 9.1 million and was principally applied to the following developments: “Cruceros” for Ps. 4.6 million, “Torres Rosario”, for Ps. 3.5 million, and “Dock III – Plot Z”, for Ps. 1.6 million and “San Martín de Tours” for Ps. 0.6 million loss.

Selling Expenses

Selling expenses increased 63.2%, from Ps. 36.8 million during the fiscal year ended June 30, 2005 to Ps. 60.1 million during the fiscal year ended June 30, 20065, primarily due to an increase in Offices and others, Shopping Centers and Hotels selling expenses. Selling expenses as a percentage of revenues increased from 10.0% during the fiscal year ended June 30, 2005, to 10.4% during the fiscal year ended June 30, 2005.

Development and Sale of Properties. Selling expenses from Development and Sale of Properties decreased 8.4%, from Ps. 2.0 million during the fiscal year ended June 30, 2005 to Ps. 1.8 million during the fiscal year ended June 30, 2006. Main components of selling expenses of Development and Sale of Properties are commissions and expenses from sales, sealing and gross sales tax.

Offices and Other. Selling expenses relating to Offices and Other increased from Ps. 0.9 million during the fiscal year ended June 30, 2005 to Ps. 1.0 million during the fiscal year ended June 30, 2006.

Shopping Centers. Selling expenses relating to Shopping centers increased 93.0% from Ps. 24.2 million during the fiscal year ended June 30, 2005 to Ps. 46.6 million during the fiscal year ended June 30, 2006. The increase was mainly due to the following: (i) selling expenses from leases and services increased 34.1% from Ps. 11.0 million for the fiscal year ended June 30, 2005 to Ps. 14.8 for the fiscal year ended June 30, 2006, principally due to an increase of Ps. 2.0 million in the charge for turnover taxes in line with our higher revenues, an increase of Ps. 1.1 million in the charge for provision of bad debts and an increase of Ps. 0.5 million in the charge of advertising and (ii) charges from credit cards increased from Ps. 13.5 million during fiscal year 2005 to Ps. 30.9 million during fiscal year 2006, mainly due to an increase of Ps. 6.7 million in advertising expenses, a higher charge of Ps. 3.8 million in turnover taxes as a result of our higher revenues, and an increase in the charge for bad debts of Ps. 6.2 million in line with the growth of our credit portfolio.

Hotels. Selling expenses relating to Hotels operations increased 9.2% from Ps. 9.8 million during fiscal year 2005 to Ps. 10.7 during fiscal year 2006, manly due to an increase in the gross sales tax, salary and social security and the tourism agencies commissions due to an increase in revenues in the segment in line with higher activities.

Administrative Expenses

Administrative expenses increased 37.5%, from Ps. 69.6 million during the fiscal year 2005 to Ps. 95.6 million during the fiscal year 2006, due to an increase in administrative expenses relating to all business units. The main components of administrative expenses are salaries and social security, Director’s fees, fees and compensation for services, and depreciation and amortization.

Development and Sale of Properties. Administrative expenses of Development and Sale of Properties increased 27.6%, from Ps. 9.5 million during the fiscal year ended June 30, 2005 to Ps. 12.1 million for the fiscal year ended June 30, 2006, primarily due to (i) expenses related to the design and implementation of our new system; (ii) an increase of Ps. 0.8 million in salary and social security charges, and (iii) an increase in Directors fees of Ps. 0.3 million. Administrative expenses of Development and

51

Sale of Properties as a percentage of revenues from this segment decreased from 29.5% during the fiscal year ended June 30, 2005 to 11.7% during the fiscal year ended June 30, 2006.

Offices and Other. Administrative expenses of Offices and Other increased 16.3%, from Ps. 9.2 million during the fiscal year ended June 30, 2005 to Ps. 10.7 million during the fiscal year ended June 30, 2006. The increase is mainly due to an increase of Ps. 0.7 million in salaries and social security charges and a Ps. 0.3 million increase in Directors fees.

Shopping Centers. Administrative expenses of Shopping centers increased 64.9%, from Ps. 31.4 million during the fiscal year ended June 30, 2005 to Ps. 51.8 million during the fiscal year ended June 30, 2006, basically as a result of (i) the increase in administration charges from leases and services, as a consequence of an increase in fees to Directors for Ps. 3.4 million, an increase in the charges of fees and services to third parties for Ps. 3.2 millions, an increase in charges of salary, bonus and social security for Ps. 1.29 million, and an increase in the charges of taxes, rates and assessments of Ps. 0.6 million, mainly generated due to the financial transactions tax and (ii) the increase in credit card administrative expenses for Ps. 11.5 millions, turning from Ps. 14.9 millions in fiscal year 2005 to Ps. 26.3 in fiscal year 2006, basically due to an increase in charges of salary, bonus and social security for 5.9 millions, an increase in fees and compensations for services for Ps. 2.4 millions, an increase in taxes for Ps. 1.3 millions and and rent, insurance, amortization and others for Ps. 1.6 million due to an expansion and increase of our operations.

Hotels. Administrative expenses of Hotels increased 8.0%, from Ps. 19.4 million for the fiscal year ended June 30, 2005 to Ps. 21.0 million during the fiscal year ended June 30, 2006, basically due to (i) a Ps. 1.0 million increase from Hotel Intercontinental mainly due to an increase of 0.7 million of fees and services to third parties, of Ps. 0.1 million of salaries and social security charges and Ps. 0.1 million of depreciations, (ii) an increase of Ps. 1.0 million in Hotel Sheeraton Libertador mainly due to an increase of Ps. 0.5 million in fees and compensation for services and Ps. 0.4 million in salaries and social security charges and (iii) a decrease of Ps. 0.4 million in Hotel Llao Llao mainly due to a decrease in the provision for lawsuits of Ps. 1.5 million and to an increase of Ps. 0.4 million in salaries and social security charges, an increase of Ps. 0.3 million in taxes, rates and assessments, an increase of Ps. 0.2 million of fees and compensation for services and to the increase of Ps. 0.1 million in depreciation and amortization. Administrative expenses of Hotels as a percentage of revenues from hotel operations decreased from 22.3% during the fiscal year ended June 30, 2005 to 20.2% during the fiscal year ended June 30, 2006.

Net gain in Credit Card Trust Tarjeta Shopping

This result stems from interest held by Alto Palermo in the Tarjeta Shopping Credit Card Trusts. The results of Credit card trusts increased from Ps. 0.4 million during fiscal year 2005 to Ps. 2.6 million during fiscal year 2006.

Gain from Operations and Holdings of Real Estate Assets, net

The results from operations and holdings of real estate assets, net, decreased from one year to another by Ps. 15.3 million, from a gain of Ps. 27.9 million for the fiscal year ended June 30, 2005 to a gain of Ps. 12.6 million for the fiscal year ended June 30, 2006. The lesser income generated during the present year in comparison with the previous year is due to a lower amount of recovery of the allowance for the impairment of long lived assets

Operating Income

As a result of the foregoing, our operating income increased 43.5% from a profit of Ps. 141.1 million during the fiscal year ended June 30, 2005 to a profit of Ps. 202.4 million during fiscal year 2006.

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Development and Sale of Properties. Operating income from Development and Sales of properties increased from 112.7% from a gain of Ps. 21.1 million during the fiscal year ended June 30, 2005 to Ps. 44.9 million for the fiscal year ended June 30, 2006

Offices and Other. Operating results from Offices and Other decreased from a gain of Ps. 13.8 million during the fiscal year ended June 30, 2005 to a gain Ps. 12.5 million for fiscal year 2006.

Shopping Centers. Operating results from Shopping Centers increased by 37% from a gain if Ps. 95.2 million during fiscal year 2005 to a gain of Ps. 130.4 million during fiscal year 2006.

Hotels. Operating income from hotels increased 31.5% from a gain of Ps. 11.1 million during fiscal year 2005 to a gain of Ps. 14.6 during fiscal year 2006.

Financial operations and Other. Operating income from Financial operations and Other segment increased by Ps. 0.1 million from a loss of Ps. 0.04 million for the year ended June 30, 2005 to a gain of Ps. 0.1 million for the fiscal year ended June 30, 2006.

Amortization of goodwill

The amortization of goodwill mainly includes: (i) the amortization of goodwill, during this year, of the goodwill from the following subsidiariesof APSA: Shopping Alto Palermo S.A., Fibesa S.A. y Trashop S.A. and (ii) the depreciation, during this year, of our own goodwill from the purchase of stock of APSA. Amortization of goodwill decreased 35.1% from Ps. 1.7 million during fiscal year 2005 to Ps. 1.1 million during fiscal year 2006, as a result of the amortization of the negative goodwill related to the incorporation of new negative goodwill as described in point (ii).

Financial results, net

Financial results, net showed a variation of Ps. 29.2 million, from a loss of Ps. 12.2 million during the fiscal year ended June 30, 2005 to a loss of Ps. 41.4 million during the fiscal year ended June 30, 2006. The main reasons for this variation were: (i) the exchange difference loss with regard to the previous year amounting to Ps.21.7 million, owing to the depreciation of the Peso to the U.S. dollar from 2.887 in 2005 to 3.086 in 2006; (ii) a decrease in discounts obtained in 2006 of Ps. 2.2 million; (iii) a loss with respect to the previous fiscal year of Ps. 2.6 million of financial results mainly due to the expenses and interests from the loan of HASA and financial expenses from APSA, and (iv) the decrease of Ps.10.6 million in financial operations, due to the lower profits of Quantum of Ps. 16.3 millions and the greater results of NCH for Ps. 4.6 million and the gain form the interest rate swap entered with Deustche Banc AG for Ps. 1.2 million, and (v) the increase of Ps. 7.4 million on interests gain as a result of the refinancing of HASA loan .

Equity gain from related companies under Section 33 of Law 19,550

Our gain on equity investments decrease by Ps. 25.6 million from a gain of Ps. 67.2 million during the fiscal year ended June 30, 2005 to a gain of Ps. 41.7 million during the fiscal year ended June 30, 2006. This decrease is mainly due to: (i) a lower gain in Banco Hipotecario of Ps. 8.2 million recorded in current year compared to previous year, (ii) a gain of Ps. 12.2 million during the fiscal year 2005 corresponding to the hotels segment, and (iii) the negative impact of the dilution of our interest in APSA of Ps. 0.9 million.

Other expenses , net

Other expenses, net increased by 28.5% from a loss of Ps. 14.8 million during the fiscal year ended June 30, 2005 to a loss of Ps. 19.1 million during the fiscal year ended June 30, 2006, primarily due to the effect of (i) an increase of Ps. 7.5 million in the allowance for doubtful accounts; (ii) an increase of

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Ps. 1.9 million from non recoverable value added tax, (iii) a gain of Ps. 2.4 million due to the accelerated accrual of unrealized revenues, (iv) a decrease of Ps. 1.3 in donation charges and (v) a lower charge of Ps. 1.2 million related to personal assets.

Income before Taxes and Minority Interest

As a result of the foregoing, income before taxes and minority interest increased 1.6%, from a gain of Ps. 179.6 million during the fiscal year ended June 30, 2005, to a gain of Ps. 182.6 million during fiscal year 2006.

Minority Interest

Minority interest increased 17.4% from Ps. 23.2 million during fiscal year 2005 to Ps. 27.2 million during fiscal year 2006, mainly as a result of an increase in net income from shopping centers segment that generated an increase in the results of minority interest, net of the increase of the interest in Alto Palermo.

Income Tax and Asset tax

Income tax and asset tax increased by Ps. 5.6 million, from a loss of Ps. 53.2 million during the fiscal year ended June 30, 2005, to loss of Ps. 58.8 million during the fiscal year ended June 30, 2006. The deferred tax allocation method was used to calculate the income tax corresponding to the two fiscal years, thus recognizing the temporary differences in the accounting and tax assets and liabilities. The variation of Ps. 7.2 million is mainly due to the net impact of (i) the difference in the income tax charge corresponding to Alto Palermo which represented a loss of Ps. 14.9 million from a loss of Ps. 33.6 million for the fiscal year ended June 30, 2005 to Ps.48.5 million for the fiscal year ended June 30, 2006;(ii) the variation compared with previous year in the income tax charge of Nuevas Fronteras S.A., Baldovinos S.A., Inversora Bolívar S.A. and Llao Llao Resort of Ps. 1.9, Ps. 1.0, Ps. 0.8 and Ps. 0.5 million loss during fiscal year 2006; (iii) the variation with respect to the previous fiscal year in the charge of income tax of IRSA of Ps. 1.1 million during current fiscal year, and the variation in Buenos Aires Trade & Finance Center S.A. of a gain of Ps. 12.8 million, from Ps. 12.6 million loss for the fiscal year ended June 30, 2005 to Ps. 0.2 million gain for the fiscal year ended June 30, 2006.

Net income

As a result of the foregoing, net income decreased 6.5% from a gain of Ps. 103.2 million during the fiscal year ended June 30, 2005 to a gain of Ps. 96.6 million during the fiscal year ended June 30, 2006.

Our indebtedness

Debt restructuring: On November 15, 2002, we signed a Framework Refinancing Agreement (the “Framework Refinancing Agreement”) and on November 21 that year we completed the transaction with the six creditor banks (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) to refinance the Syndicated Loan Agreement of US$ 80.0 million and the Class 2 Floating Rate Notes amounting, at that time, to US$ 37.0 million through the following schedule:

•	US$ 13.6 million were paid in cash, reducing the principal;

•	US$ 15.0 million were exchanged for Convertible Notes at a rate of 8% and maturing in the year 2007, subscribed by Bank Boston;

•	US$ 37.4 million in Secured Class 3 Floating Rates Notes (the “Class 3 Floating Rate Notes”) with a 90-day LIBOR rate plus 200 base points and maturing in the year 2009, These notes are secured by a first mortgage drawn out on some of our properties for an amount equivalent to 50% of the debt; and

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•	US$ 51.0 million Unsecured Loan Agreement (the “Unsecured Loan Agreement”), accrues interest at a 90-day LIBOR rate plus 200 base points, expiring in the year 2009.

Early payment for US$ 28 million of non-guaranteed Loan for a total amount of US$ 51 million. During fiscal year 2004 the company made early payments to HSBC Bank for US$ 28 millionon the non-guaranteed loan for a total amount of US$ 51 million. A discount was obtained from the transaction amounto to US$ 8.5 million.

SWAP of interest rates. On June 16, 2005 we signed a swap contract with Deutsche Bank AG by which the variable rate of the unsecured loan and of the guaranteed non-convertible negotiable obligations was established. Under such agreement we will receive from the Deutsche Bank AG a payment equivalent to the three month Libor rate on the balance of the effective principal and we will pay to Deutsche Bank a quarterly rate of 4.27% on such principal. As a result, our debts will accrue interest at a rate equivalent to 6.27%.

On October 24, 2005, the swap transaction with Deutsche Bank AG was cancelled. Therefore, US$ 0.25 million were received for the swap of interest rates under the Secured Notes and US$ 0.15 million were received for the swap of interest rates under the Unsecured Loan. The funds received were offset with the interest accrued in the period for IRSA’s structured indebtedness.

Repayments of principal during the fiscal year. In the course of fiscal 2006 principal under the Secured Notes and the Unsecured Loan were repaid for a total of US$ 3.74 million and US$ 2.3 million, respectively, in the months of August, November, February and May.

Modification of certain debt terms and conditions. On August 2, 2006 the Company has entered into certain agreements to modify some of its debt contracts terms and conditions, guaranteed Negotiable Obligations and non-guaranteed loans. These modifications, which are in force since July 17, 2006 and that represent a geater financial and operative elasticity, are a consecuence of raise in the Company’s financial situation and the recovery of Argentine macroeconomic context.

Issuance of Convertible Negotiable Obligations into IRSA shares. The offer of Convertible Negotiable Obligations into our ordinary shares was successfully completed on November 21, 2002, for a total amount of US$ 100 million. These notes are accompanied by a warrant that offers the option to purchase additional shares. The subscription price was 100% of the face value of the Convertible Notes, which accrue interest at an annual 8% payable semiannually and maturing in November 2007. The conversion price is US$ 0.54505 per ordinary share, in other words each note may be swapped for 1.8347 ordinary shares. Furthermore, each warrant may be swapped for 1.8347 ordinary shares VN Ps.1.0. The conversion price is US$ 0.6541 per ordinary share. The funds generated by the issue were mainly allocated to the settlement and restructuring of the liabilities existent at the date, with an account balance of US$ 55 million for working capital.

During the fiscal year ended June 30, 2006, the holders of our convertible notes exercised their conversion rights for a total of 30.5 millions units of US$ 1 par value each, resulting in the issuance of 56.0 million common shares of Ps.1 par value each.

In addition, during this fiscal year warrants issued by our company were exercised for a total of US$ 12.1 million par value, resulting in the issuance of 22.2 million shares and cash proceeds for US$ 14.5 million.

As of June 30, 2006, the balance of Convertible Notes currently outstanding amounts to US$ 28.0 million, and the balance of warrants currently outstanding amounts to US$ 50.2 million, while the number of our outstanding shares are 435,448,510.

The following graphics show past, actual and potential situation in the future of the Convertible Notes:

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(1)	“Full convertion” makes reference to hypothetical case in wich all Negotiable Obligation holders practice their right to convert the NO into ordinary shares of the Company

Hoteles Argentinos S.A.: Indebtedness Restructuring. In April the indebtedness of our subsidiary Hoteles Argentinos S.A. (“HASA”) to Credit Suisse International was restructured. The transaction giving rise to the refinancing took place pursuant to a loan received by HASA for US$ 12.0 million. As a condition precedent to the consummation of the restructuring mentioned HASA made a payment of US$ 2.0 million. As from the restructuring and subsequent to the payment mentioned, the outstanding principal of the original loan was reduced to a total of US$ 6.0 million and maturity thereof was extended until March 15, 2010. The outstanding principal will be paid in installments and the agreed interest rate was Libor + 700 bps, payable on a semi-annual basis. Additionally, the original amount of the mortgage security interest was reduced to the total amount of US$ 6.0 million.

“Credit default swap” Contract with Credit Suisse First Boston: On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812,500, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to CSI, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million.

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The following table sets forth IRSA debt as of June 30, 2006 (excluding APSA):

IRSA Debt	Principal (US$ MM)	Interest Rate	Maturity
Unsecured Loan Agreement	19,55	LIBOR + 200 bps	Nov-09
Unsecured Negotiable Obligations	31,77	LIBOR + 200 bps	Nov-09
Hoteles Argentinos Loan	6	LIBOR + 700 bps	Mar-10
Credit Suisse	6	LIBOR + 450 bps	Jun-09
Total Debt	63,32
ONC	27,6	8%	Nov-07

Collection of interest over APSA’s Convertible Notes. In the course of fiscal 2006 the amount of Ps. 9.3 million was collected as interest accrued by APSA’s Convertible Notes in accordance with IRSA’s holdings in that company.

Upgrading in the risk rating of our US$ 250 Million Global Note Program (with 30.8 million still outstanding). In August 2006, Fitch Argentina Calificadora de Riesgo S.A. rating company upgraded the rating of our US$ 250 Million Global Note Program from BB+ (Arg) to BBB (Arg). In this manner, IRSA has reached Investment Grade once again at the local level.

The upgrade is based on the positive evolution shown by the various businesses in which the Company is engaged and in the favorable prospects for the real estate sector in the medium term. This translates into an expected increase in IRSA’s cash flows, both in those generated directly by office rentals and the sales and development segment and in those received from its share in the robust business of shopping centers through its controlled company APSA. In addition, the upgrade in the rating is also based on the low level of indebtedness in relation to the assets held by the Company.

APSA’s debt

As of June 30, 2006, the Company’s financial indebtedness is at the lowest levels of the last years, successfully reflecting the restructuring carried out during the prior fiscal year. At present the composition of such indebtedness is as follows:

Type of debt	Remaining amount		Interest rate	Maturity

Syndicatedloan	Ps.	25,000,000	Encuesta rate + 3%	Apr-07
Convertible notes	US$	47,231,230	10%	Jul-14

During fiscal 2006, APSA made the remaining payment under the loan for US$ 11 million granted by Deutsche Bank to restructure Mendoza Plaza Shopping’s indebtedness. The balance outstanding at the beginning of the fiscal year was US$ 6.0 million. This balance was cancelled in two equal installments on February 1 and on August 1, 2006.

As regards the Ps. 50 million syndicated loan obtained in fiscal 2005, Alto Palermo S.A. prepaid 50% of the principal in two equal installments on October 5, 2005 and on April 5, 2006. The rate agreed upon on the remaining Ps. 25 million balance is the Encuesta rate (the interest rate for time deposits between Ps.100,000 and Ps.500,000, up to 59 days, reported by the Central Bank) plus 3%.

As regards the Series I Convertible Notes for up to a face value of US$ 50 million, on May 2, 2006 during an extraordinary meeting of noteholders a resolution was adopted to extend the maturity date by establishing as a new maturity July 19, 2014. The total outstanding amount is US$ 47,231,230 whereas the amount of shares in the Company amounts to 781,962,632 and its capital stock to 78,196,263.

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After the financial crisis undergone by Argentina a few years ago, the efforts made by APSA to reduce its financial indebtedness are to be highlighted.

In September 2006, Fitch Argentina Calificadora de Riesgo S.A., rated APSA from raA+ to raAA -. The most important reasons for such rating were “the strong growth that its cash flows continue to show, which together with its conservative capital structure allow the Company to show robust indicators of loan protection. The rating reflects APSA’s positioning as a leader in the Shopping Center business in Argentina, the quality of its assets and the high margins of the business. Additionally, the increase in the rating of its shares responds to a very good cash flow generation capacity and to the average liquidity level of the share in the market”.

Transference of shares of Banco Hipotecario S.A.

On December 30, 2003, the Company purchased 4,116,267 shares of Banco Hipotecario S.A. at US$ 2.3868 per share and 37,537 warrants at US$ 33.86 each, granting the right to purchase an additional total of 3,753,700 shares. This transaction implied a total disbursement of US$ 11.1 million.

Furthermore, on February 2, 2004, the Company and its subsidiary Ritelco S.A. exercised a substantial portion of the options acquired mentioned above, jointly with the options held before the end of the year. Accordingly, 4,774,000 shares for a total of Ps. 33.4 million were acquired.

During the last quarter 2004, Ritelco S.A. sold a part of its interest in Banco Hipotecario S.A. (2,487,571 shares) to IFIS (indirect shareholder of the Company), at a unit price of Ps. 7.(market value). The total transaction amount was US$ 6.1 million and generated a loss of Ps. 1.61 million.

On August 9, 2005, Buenos Aires Trade and Finance Center acquired 2,305,122 and 335,893 shares of Banco Hipotecario S.A. to IRSA and Ritelco S.A., respectively, at a price of US$ 0.00457 per share. The total transaction amount was US$ 12.08 million.

In this year, IRSA completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.The control authorities have still to approve the merger procedure.

Signing of shared service center contract with CRESUD SACIF and APSA

In view of the fact that the Company, as well as CRESUD SACIFyA and APSA (together known as the Parties), possess operating areas that show a certain affinity, the Board has considered it advisable to reduce certain overhead costs for its activities, taking advantage and optimizing the individual efficiencies of each one and the different areas making up the administration of operations.

A pilot test for partial operating integration in different areas. A contract was signed for the Exchange of Operating Services for a fee, linking tasks performed by one or more of the Parties to the benefit of one or more of the other Parties, to be billed and paid primarily by means of compensation through the providing of services in any of the areas, and on a secondary basis, in the case of a difference in the value of the services provided, in money, among the companies involved in the integration, which shall have duration of 24 months, renewable for a similar term unless otherwise notified by any of the Parties.

The Parties preserve their absolute independence as regards strategic and commercial independence, without taking into account the existence of the integration, the allocation of costs and benefits being made on the basis of operating efficiency and equity, without pursuing individual economic gains for the

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Parties.

Mr. Alejandro Gustavo Elsztain has been appointed General Coordinator, and Mr. Gabriel Adolfo Gregorio Reznik individual responsible, the latter also being member of the Company´s Audit Committee.

Systems´ Migration Project

For the starting year, we are planning the systems´ migration project in order to integrate the different existing inter-phases and processes of the Company´s different areas. Such improvement will provide a more flexible, efficient and agile organization to respond any business requirements, as well as higher competitiveness to the organization as a whole. Such integration strategy will allow automating, standardizing and formalizing all processes in order to align the Company with SEC´s requirements, particularly as regards the Sarbanes-Oxley legislation.

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MANAGEMENT AND ADMINISTRATION

Board of Directors

We are managed by a board of directors. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and equal or less number of alternate directors. Actually the board of directors is composed of twelve directors and three alternate directors. Our directors and alternate directors are elected for three year terms by our shareholders by a majority vote at a general ordinary shareholders’ meeting. Our directors and alternate directors may be reelected indefinitely.

The table sets below shows information about our Directors and Alternate directors elected at a shareholders’ meeting held on October 22, 2004 and August 2, and November 29, 2005:

Name	Date of birth	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2003	2006	1991
Saúl Zang	12/30/1945	Vice-Chairman 1°	2003	2006	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman 2°	2004	2007	2001
Oscar P. Bergotto	06/19/1943	Full Director	2003	2006	1994
Fernando A. Elsztain	01/04/1961	Full Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Full Director	2005	2008	2005
Cedric D. Bridger	11/09/1935	Full Director	2003	2006	2003
Marcos Fischman	04/09/1960	Full Director	2003	2006	2003
Fernando Barenboim	09/02/1960	Full Director	2004	2007	2004
Fernando Rubín	06/20/1966	Full Director	2004	2007	2004
Gary S. Gladstein	07/07/1944	Full Director	2004	2007	2004
Mario Blejer	06/11/1948	Full Director	2005	2008	2005
Salvador D. Bergel	04/17/1932	Alternate Director	2005	2008	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2003	2006	2003

The following is a brief biographical description of each member of our board of directors:

Eduardo S, Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires, He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, and Cresud S.A.C.I.F.y A.(“Cresud”), Consultores Asset Management y BACS Banco de Crédito & Securitización, among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. and Director of BrasilAgro. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. His experience in companies law is highly acknowledged. He has been a founding member of the law firm Zang, Bergel & Viñes and acts as board member of the Buenos Aires Stock Exchange. At present, he is a member of the Legal Committee of the Argentine Chamber of Corporations (Cámara Argentina de Sociedades Anónimas), He is also the First Vice-Chairman of the Board of Directors of, IRSA and SAPSA, Vice-Chairman of APSA, member of the Board of Directors of ERSA, Puerto Retiro S.A., Nuevas Fronteras S.A., BrasilAgro, Banco Hipotecario S.A. and Tarshop S.A., and he is the Alternate Director of the Board of Directors of SAPSA. He is member of the International Bar Association and of the American Bar Association.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Vice-Chairman 2” of Cresud and Vice-Chairman executive of APSA

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and SAPSA. He is also Vice-Chairman of Nuevas Fronteras and Hoteles Argentinos and Director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain and is the cousin of Director, Fernando A. Elsztain.

Oscar P, Bergotto. Mr. Bergotto is the Chief Treasury Officer of our company since 1991. He has also worked in various other real estate companies. He is a director of APSA.

Fernando A, Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

Ricardo Esteves. Mr. Esteves holds a Political Science degree issued by the Universidad El Salvador. He has worked as director of the Banco Francés del Río de la Plata, Bunge & Born Holding, Laboratorios Armstrong, Banco Velox and Supermercados Disco. Likewise, he is a founding member of CEAL (Latin American Entrepreneurial Council) and he is head of the Meeting of Latin American Entrepreneurs (parents and sons) and Co-President of the Latin American Forum.

Cedric D, Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom, From 1992 through 1998, he served as Chief Financial Officer of YPF S.A. Mr. Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations, He is Director of Banco Hipotecario.

Marcos Fischman. Marcos Fischman is pioneer in individual and corporate coaching in Argentina, He studied at the Hebrew University of Jerusalem, He provides consulting services to businessmen, scholars and artists, Since 1993, he is with our company providing consulting services in organizational communication and development.

Fernando Barenboim. Mr. Barenboim graduated as Architect at the University of Buenos Aires. He also attended post-grade courses in the University of Buenos Aires and in the UNESCO and has a Master in the Argentine Catholic University (UCA). He joined IRSA in 1991. He is a manager of the real estate portfolio of Banco Hipotecario S.A. and is currently IRSA´s development manager.

Fernando Rubín. Mr. Rubin has a degree in Psychology awarded by the University of Buenos Aires and attended a post-grade course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001 has performed as area manager for organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division of the international consulting firm Roland Berger & Partner-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in Economic Sciences awarded by the University of Connecticut and a Master in Business Administration of the University of Columbia. He performed as operations manager in Soros Fund Management LLC and he is at present senior consultant in Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree at the Hebrew University and its doctorate at the University of Chicago. He lectured courses at the Hebrew, Boston and New York Universities. He has published several articles on macroeconomic and financial stability subjects. During twenty years he served in different departments of the International Monetary Fund, in 2002 he was appointed President of the Argentine Central Bank and during 2003 was appointed Director of the Center for Studies of Central Banks of the Bank of England.

Salvador D. Bergel. Mr. Bergel obtained a degree in law and a PhD, in law from the Universidad del Litoral, He is a founding partner of the law firm Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

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Juan C, Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires, He is a consultant of the law firm Zang, Bergel & Viñes, He has been Chairman and Judge of the National Court of Appeals of the Buenos Aires City dealing in commercial matters, He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Emilio J, Cárdenas. Mr. Cárdenas obtained a degree in law from the Universidad de Buenos Aires and a masters degree in law from the University of Michigan, He has been a member of our board of directors of our company since 1996, He was the President of ABRA, a founding partner at the law firm of Cárdenas, Cassagne & Asociados, Argentina’s Permanent Representative to the United Nations, a member of United Nations Security Council and is currently a member of the board of directors of HSBC Banco Roberts.

Systems for remunerating Directors

The Commercial Companies Law establishes that in the event that the compensation for Board Members were not to be established in the by-laws, it should be determined by the shareholders’ meeting. The maximum amount of compensation under all headings that can be received by Board and Surveillance Committee members, including salaries and other remuneration on their performance in a technical or administrative capacity, shall not be able to exceed 25% of net income. Such maximum amount will be restricted to 5% when dividends are not distributed and will increase, proportionally to such distribution up to such limit when total profits are distributed.

When the exercise of special commissions or technical and administrative functions by one or more directors requires the need to extend the established limits at times when profits are low or non-existent, such excess remuneration will only be allowed if expressly agreed by the shareholders’ meeting. The remuneration of our directors for each year is determined as laid down by the Commercial Companies Law, taking into account whether they perform technical or administrative functions and on the basis of the results obtained for the year. Once the amounts have been determined, they are submitted for the approval of the shareholders’ meeting.

An amount of Ps. 5,976 was assigned to Director’s Fee provision for all items during this year.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five full directors and one alternate director among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Mr. Eduardo S. Elsztain, Mr. Saúl Zang, Mr. Alejandro Elsztain and Mr. Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. Our bylaws authorize the executive committee to:

i.	designate the managers and establish the duties and compensation of such managers;

ii.	grant and revoke powers of attorney on behalf of us;

iii.	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

iv.	enter into contracts related to our business;

v.	manage our assets;

vi.	enter into loan agreements for our business and set up liens to secure our obligations; and

vii.	perform any other acts necessary to manage our day-to-day business,

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Audit Committee

Pursuant to the System governing the Transparency of Public Offers established through Decree 677/01, the rules of the National Securities Commission (CNV), CNV Resolution Nº 400 and 402; and as from the first fiscal year subsequent to the effectiveness of Decree 677/01, the Board of Directors established that the Audit Committee shall be a Committee of the Board of Directors whose main function will be to assist the Board in performing its duty of exercising due care, diligence and competence in issues relating to our company, specifically in the enforcement of the accounting policy and in the issue of accounting and financial information, the management of business risk and of internal control systems, the conduct and ethical soundness of the company’s business, the supervision of the integrity of our financial statements, the compliance by our company with the legal provisions, the independence and capability of the independent auditor and the performance of the internal audit function of our company and of the external auditors.

On May 27, 2004, the board officially notified of the setting up and staffing of the Audit Committee foreseen by article 15 of the Regime for Transparency in Public Offering approved by Decree 677/01 and section 13 of Resolution 400/2002. Members of Audit Committee are Mr. Marcos Fishman, Mr. Cedric Bridger and Mr. Gabriel Adolfo Reznik.

In conformity with Decree 677/01 and with the Regulations of the National Securities Commission our Audit Committee is formed by three directors, two of which are independent directors. The NYSE Regulations establish that as of July 31, 2005 foreign companies listing securities in the United States should have an Audit Committee fully formed by independent directors.

To such purpose, the Board of Directors’ meeting held on December 21, 2005, new directors and Independent Audit Committee members were appointed. Such members are Mr. Mario Blejer (independent), Mr. Cedric Bridger (independent) and Mr. Ricardo Esteves (independent).

Supervisory Committee

The supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one year term. The supervisory committee is composed of 3 full members and 3 alternate members.

The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on November 29, 2005:

Name	Date of birth	Position	Current position held since
José D. Abelovich	07/20/1956	Full Member	1992
Marcelo H. Fuxman	11/30/1955	Full Member	1992
Roberto Murmis	04/07/1959	Full Member	2005
Silvia De Feo	10/07/1958	Alternate member	2003
María Marta Anzizar	09/24/1960	Alternate member	2005
Sergio Kolaczyk	11/28/1964	Alternate member	2005

Set forth below is a brief biographical description of each member of our supervisory committee,

63

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires, He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and Inversora Bolívar.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and Inversora Bolívar.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires, Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of SAPSA, Inversora Bolivar S.A. and Baldovinos S.A.

María Marta Anzizar.Ms. Anzizar obtained the degree of Accountant at Universidad de Buenos Aires. She works as a manager of Abelovich, Polano / Asociados/ SC International, an Argentinian accountants´ s company. Also is the external auditor of Alto Palermo S.A. (APSA), shopping Alto Palermo S.A, Emprendimiento Recoleta S.A. and Mendoza Shopping S.A.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk is a public accountant graduated from the University of Buenos Aires. He works for Abelovich, Polano y Asociados/SC International. He is also an alternate member of the Statutory Audit Committee of APSA, Cresud S.A. and IRSA.

64

STOCK MARKET INFORMATION

Price history of our stock on the NYSE

Our Global Depositary Shares (GDSs), each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc. acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE.

	U.S. dollar per GDS
	High	Low
Fiscal year
2006	13.96	10.74
2005	17.10	6.63
2004	11.52	6.5
2003	10.36	3.86
2002	16.08	3.66

	High	Low
Fiscal Quarter
2006
4th quarter	13.96	10.74
3rd quarter	13.35	10.80
2nd quarter	12.58	11.15
1st quarter	13.00	11.61
2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63
2004
4th quarter	9.88	6.5
3rd quarter	11.52	9.10
2nd quarter	11.43	8.85
1st quarter	9.22	7.25

	High	Low
Month (fiscal year 2006)
August	12.20	11.28
July	11.60	10.60
June	12.04	10.74
May	13.96	11.55
April	13.38	11.43
March	12.71	11.51
February	13.35	10.80
January	12.00	10.94

Source: Bloomberg.

65

Bolsa de Comercio de Buenos Aires

Our shares are listed and traded on the Bolsa de Comercio de Buenos Aires (BCBA.) under the trading symbol “IRSA”. Our Shares began trading on the BCBA in 1948. The following table shows, for the periods indicated, the high and low closing sales price of our Shares on the BCBA.

	Ps. per share
	High	Low
Fiscal year
2006	4.20	3.34
2005	5.05	1.99
2004	3.34	1.90
2003	2.88	1.44
2002	1.88	0.58

	High	Low
Fiscal Quarter
2006
4th quarter	4.20	3.35
3rd quarter	4.13	3.35
2nd quarter	3.79	3.35
1st quarter	3.67	3.34
2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99
2004
4th quarter	2.80	1.90
3rd quarter	3.34	2.63
2nd quarter	3.29	2.60
1st quarter	2.68	2.10

	High	Low
Month (fiscal year 2006)
August	3.72	3.50
July	3.59	3.26
June	3.70	3.35
May	4.20	3.55
April	4.05	3.55
March	3.95	3.54
February	4.13	3.35
January	3.65	3.36

Source: Bloomberg.

66

OUTLOOK FOR THE COMING YEAR

For fiscal year 2007 we plan to maintain and consolidate our dominant position in the real estate sector and the development of Shopping Centers. Likewise, we intend to consolidate our growth expanding to the provinces in Argentina and to other cities in Latin America.

We believe the recovery evidenced in the evolution of mortgage loans globally will have a positive impact on prices, consequently increasing the value of the Company’s assets. As examples of this situation at the global level we can mention the U.S. where mortgage loans currently account for 89.9% of its GDP or Chile where they represent 19%. And also in Argentina, the Government is implementing a series of measures that tend to promote mortgage loans. Broader access to loans will give momentum to the demand for properties and therefore these data may encourage the favorable evolution of real estate prices in the future.

Additionally, the construction industry has reached historical records as regards levels of growth, increasing by 21.2% in calendar 2006 to date. This boom is mainly driven by an almost 34% reduction in construction costs during the past three years and by a demand that shows a frank recovery.

Both factors have a positive impact on our activities and their combination with the efficient actions of the Company’s management will help us to continue to reach outstanding results in each business segment.

As regards offices and other properties for rental, the constant appreciation of the square meter price for office rentals, currently ranging in 18 US$/sqm for class A buildings and 26 US$/sqm for class A buildings, encourages us to continue to increase our portfolio of premium buildings. In addition, this appreciation of the price per square meter has not yet been fully reflected in our Financial Statements as there has been no adjustment yet in the rates of the lease agreements for most of the properties in our portfolio of assets, with very good prospects for this business segment in the next fiscal year.

The success obtained in the positioning and in the sales of our Shopping Centers encourages us to continue improving our vast variety of commercial proposals, subject to the needs of consumers and latest trends. During this fiscal year we shall incorporate the tenth Shopping Center, located in the Córdoba City and we intend to continue to increase our portfolio of assets in this segment.

Also, the outstanding boom in the hotel activity in Argentina encouraged us to increase our investments, by introducing a 26.58% expansion in the current capacity of Hotel Llao Llao through the construction of 42 new en-suite rooms. The increase in the number of tourists visiting Argentina, which in the last half-year recorded a 20% increase compared to the same period of the prior year, encourages us to introduce improvements in the infrastructure of our hotels in order to continue to supply them with excellent service.

Finally, we must mention the concealed value of our company which is materialized in its strategically located undeveloped parcels of land, such as the plots in Puerto Madero, Caballito, Neuquén, Rosario and Cordoba among others. In the future we will continue developing these undeveloped parcels of land mainly through housing units, shopping centers, hotels and the large amount of new projects we have in mind.

Due to all the facts mentioned, we really feel optimistic regarding the future of the company and we are motivated to face the new challenges of fiscal year 2007.

67

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended

June 30, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2006	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	103,018	98,244
Investments (Note 9)	130,420	113,690
Mortgage and leases receivables, net (Note 6)	114,911	65,481
Other receivables and prepaid expenses (Note 7)	52,159	46,694
Inventories (Note 8)	81,280	65,626

Total Current Assets	481,788	389,735

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 6)	33,044	7,765
Other receivables and prepaid expenses (Note 7)	97,882	112,538
Inventories (Note 8)	80,830	34,185
Investments (Note 9)	647,981	542,863
Fixed assets, net (Note 10)	1,413,212	1,445,551
Intangible assets, net	3,599	4,975

Subtotal Non-Current Assets	2,276,548	2,147,877

Goodwill, net	(18,215)	(13,186)

Total Non-Current Assets	2,258,333	2,134,691

Total Assets	2,740,121	2,524,426

	June 30, 2006	June 30, 2005
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	127,369	66,881
Mortgages payable (Note 11)	18,407	25,462
Customer advances (Note 12)	64,847	50,924
Short term-debt (Note 13)	110,799	93,918
Salaries and social security payable	14,823	12,336
Taxes payable	33,928	22,352
Other liabilities (Note 14)	49,055	39,104

Total Current Liabilities	419,228	310,977

NON-CURRENT LIABILITIES
Trade accounts payable	1,196	1,949
Mortgages payable (Note 11)	14,722	27,627
Customer advances (Note 12)	41,482	39,868
Long term-debt (Note 13)	280,560	389,755
Taxes payable	14,926	21,772
Other liabilities (Note 14)	32,252	34,410

Total Non-Current Liabilities	385,138	515,381
Total Liabilities	804,366	826,358
Minority interest	449,989	445,839

SHAREHOLDERS´ EQUITY	1,485,766	1,252,229

Total Liabilities and Shareholders´ Equity	2,740,121	2,524,426

The accompanying notes are an integral part of these consolidated financial statements.

Saul Zang Vicepresident - acting as President

2

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal year beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	June 30, 2006	June 30, 2005
Sales, leases and services	577,680	369,889
Cost of sales, leases and services	(243,831)	(168,074)

Gross profit	333,849	201,815
Gain from valuation of inventories at fair market value	9,063	17,317
Selling expenses	(60,105)	(36,826)
Administrative expenses	(95,624)	(69,556)

Subtotal	(146,666)	(89,065)
Net gain in credit card trust Tarjeta Shopping	2,625	423
Gain from operations and holdings of real estate assets	12,616	27,938

Operating income (Note 4)	202,424	141,111
Amortization of goodwill	(1,080)	(1,663)
Financial results generated by assets:
Interest income	12,312	4,870
Interest on discount by assets	456	173
Gain on financial operations	13,724	24,285
Exchange gain	21,546	(3,519)

Subtotal	48,038	25,809
Financial results generated by liabilities:
Interest on discount by liabilities	20	(134)
Discounts	—	2,205
Exchange loss	(39,274)	7,504
Financial expenses	(50,165)	(47,601)

Subtotal	(89,419)	(38,026)

Financial results, net	(41,381)	(12,217)
Equity gain from related companies under section 33 of Law N° 19.550	41,657	67,207
Other income and expenses, net (Note 15)	(19,066)	(14,834)

Net Income before taxes and minority interest (Note 4)	182,554	179,604
Income tax and asset tax	(58,791)	(53,207)
Minority interest	(27,190)	(23,152)

Net income for the year (Note 4)	96,573	103,245

Earnings per common share
Basic (Note 25)	0.254	0.368
Diluted (Note 25)	0.228	0.231

The accompanying notes are an integral part of these consolidated financial statements.

Saul Zang Vicepresident - acting as President

3

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For fiscal years beginning on July 1, 2005 and 2004

and ended June 30 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2006	June 30, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	142,589	122,913
Cash and cash equivalents as of end of year	163,940	142,589

Net increase in cash and cash equivalents	21,351	19,676

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	96,573	103,245
Plus income tax and asset tax accrued for the year	58,791	53,207
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	(41,657)	(67,207)
• Minority interest	27,190	23,152
• Allowances and reserves	13,778	13,700
• Sundry previsions	23,916	14,538
• Amortization and depreciation	81,313	74,961
• Financial results	24,252	(27,605)
• Results from sale of inventories	(44,020)	(15,501)
• Gain from operations and holdings of real estate assets	(12,616)	(27,938)
• Gain from valuation of inventories at fair market value	(9,063)	(17,317)
Changes in operating assets and liabilities:
• Decrease (Increase) in current investments	10,279	(4,532)
• (Increase) in non-current investments	(26,433)	—
• (Increase) in mortgages and lease receivables	(80,339)	(49,189)
• Decrease in other receivables	8,128	8,763
• Decrease (Increase) in inventories	25,070	(7,418)
• Decrease (Increase) in intangible assets • in intangible assets	112	(2,323)
• (Decrease) Increase in taxes payable, salaries and social security payable and customer advances	(28,378)	11,975
• Increase in trade accounts payable	55,980	21,048
• Increase in accrued interest	13,966	5,598
• Decrease in other liabilities	(2,157)	(17,667)

Net cash provided by operating activities	194,685	93,490

CASH FLOWS FROM INVESTING ACTIVITIES:
• Guarantee of default credit	—	(11,733)
• Payment for companies acquired net of cash acquired	(4,231)	(34,952)
• Increase in non-current investments	(2,302)	—
• Decrease in minority interest	(7,251)	—
• Purchase and improvements of fixed assets	(54,119)	(79,316)
• Acquisitions of undeveloped parcels of land	(62,082)	(681)
• Guarantee deposit	(8,610)	—
• Sale of IRSA Telecommunications N.V.	1,719	—
• Increase in goodwill	684	—
• Increase in receivables with related companies	(375)	—

Net cash used in investing activities	(136,567)	(126,682)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Swap collection	1,190	15,840
• Increase in short-term and long-term debt	45,066	117,241
• Payment of short-term and long-term debt	(82,474)	(167,255)
• Settlement of debt with minority shareholders	(5,150)	(2,516)
• Settlement of debt with related companies	(765)	—
• Guarantee of default credit	—	(5,822)
• Dividends paid	(12,715)	(10,300)
• Decrease of mortgages payable	(25,561)	—
• Issuance of common stock	43,642	105,680

Net cash (used in) provided by financing activities	(36,767)	52,868

NET INCREASE IN CASH AND CASH EQUIVALENTS	21,351	19,676

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saul Zang Vicepresident - acting as President

4

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2006	June 30, 2005
Supplemental cash flow information
Cash paid during the period:
• Interest paid	51,342	47,768
• Income tax paid	11,440	1,452

Non-cash activities:
• Increase in fixed assets through a decrease in inventories	293	123
• Increase in inventories through a decrease in fixed assets	1,422	6,084
• Increase in intangible assets through a decrease in fixed assets	6	2,126
• Increase in fixed assets though a decrease in undeveloped parcels of land	1,626	13,371
• Increase in inventories through a decrease in undeveloped parcels of land	10,675	25,979
• Increase in credit card trust Tarshop	—	7,501
• Dissolution of credit card trust Tarshop	—	3,004
• Increase in fixed assets through an increase in mortgages payable	—	49,749
• Increase of fixed assets through a decrease in other receivables	—	103
• Attached funds offset by reserve for contingencies	—	185
• Increase in fixed assets through decrease in trade accounts payable	—	926
• Increase in inventories through a decrease in other investments	3,827	—
• Increase in fixed assets through a decrease in other investments	8	—
• Increase in other receivables through a decrease in fixed assets	71	—
• Increase in other receivables through a decrease in intangible assets	12	—
• Increase in fixed assets through a increase in non-current investments	—	596
• Conversion of negotiable obligations into common shares	93,322	83,450

Saul Zang Vicepresident - acting as President

5

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2006	June 30, 2005
Acquisitions of subsidiary companies:
Services and lease receivables	—	1,489
Other receivables	99	4,761
Fixed Assets	—	86,931
Undeveloped parcels of land	269	—
Intangibles Assets	—	12
Trade payables	—	(983)
Customer Advances	—	(3,325)
Bank and financial loans	—	(38,178)
Loans to related companies	—	(3,133)
Salaries and social security charges	—	(203)
Fiscal Debts	—	(754)
Dividends payables (includes $75 to pay to Alto Palermo S.A (APSA))	—	(300)
Other liabilities	(89)	(16,182)
Allowances	—	(4,458)

Net value of the acquired non-cash assets	279	25,677

Cash acquired	—	1,239

Net value of the acquired assets	279	26,916

Minority interest	—	(8,398)
Equity investment before the acquisition	—	(5,087)
Higher value of fixed assets acquired	—	1,558
Higher value of undeveloped parcels of land acquired	3,953	—

Purchase value of acquired subsidiaries	4,232	14,989

Cash acquired	—	(1,239)
Amount financed by sellers	—	(9,587)

	4,232	4,163

Saul Zang Vicepresident - acting as President

6

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005.

In thousand of pesos

NOTE 1: BASIS OF CONSOLIDATION – CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its balance sheets at June 30, 2006 and 2005 and the statements of income and cash flows for the fiscal years ended June 30, 2006 and 2005 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL (*)		DIRECT AND INDIRECT % OF VOTING SHARES (*)
COMPANIES	June 30, 2006	June 30, 2005	June 30, 2006	June 30, 2005
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	66.67	66.67	66.67	66.67
Abril S.A.	83.33	83.33	83.33	83.33
Pereiraola S.A.	83.33	83.33	83.33	83.33
Baldovinos S.A.	83.33	83.33	83.33	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Buenos Aires Trade & Finance Center S.A. (1)	—	100.00	—	100.00
Alto Palermo S.A. (“APSA”)	61.54	60.69	61.54	60.69
Canteras Natal Crespo S.A. (2)	43.18	—	43.18	—

(*)	The above holdings do not contemplate irrevocable capital contributions.
(1)	The Company has completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. having accounting effect as of 12/01/05 (See Note 19 to the basic financial statements)
(2)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the basic Financial Statement.

7

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

b. Comparative Information

Certain amounts in the financial statements at June, 2005 were reclassified for disclosure on a comparative basis with those for the year ended June 30, 2006.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

8

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. Note 1 to the basic financial statements details the most significant accounting policies applied and mentions the recently approved unification of accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the year. See Note 1.5.i. to the basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate, hotel operations and, to a lesser extent, from e-commerce activities.

Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease. The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which

9

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

b. (Continued)

varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Credit card operations

Revenues derived from credit card transactions include commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized at the time it is accrued.

Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls. Those expenses are amortized by the straight-line method in 3 years for each one of the shoppings centers, beginning as from the date of opening of the shopping center.

10

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c. (Continued)

Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each year.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life of 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A. and Shopping Alto Palermo S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has five reportable segments. These segments are Sale and development of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, and financial operations and others. As mentioned in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

•	Office and other non-shopping center rental properties

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity, internet, telecommunications and other technology-related activities of the Company.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the basic financial statements and in Note 3 to the consolidated financial statements.

13

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	103,966	30,565	337,972	103,763	1,414	577,680
Costs	(54,200)	(8,987)	(121,315)	(57,971)	(1,358)	(243,831)
Gross (loss) profit	49,766	21,578	216,657	45,792	56	333,849
Income from valuation of inventories at net sale value	9,063	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(46,600)	(10,688)	—	(60,105)
Administrative expenses	(12,140)	(10,724)	(51,762)	(20,998)	—	(95,624)
Net gain in credit card trust	—	—	2,625	—	—	2,625
Gain from operations and holdings of real estate assets	52	2,619	9,499	446	—	12,616

Operating income (loss)	44,944	12,453	130,419	14,552	56	202,424

Goodwill amortization	—	—	(1,080)	—	—	(1,080)
Financial results	(5,629)	(4,788)	(23,167)	(1,935)	(5,862)	(41,381)
Equity gain from related companies under Section 33 of Law 19,550	—	—	(1,599)	146	43,110	41,657
Other income (expense), net	—	—	(9,761)	(415)	(8,890)	(19,066)
Income before income tax and minority interest	39,315	7,665	94,812	12,348	28,414	182,554
Minority Interest	—	(1,077)	(21,956)	(4,157)	—	(27,190)
Income tax and asset tax	(2,053)	(2,451)	(48,458)	(3,852)	(1,977)	(58,791)
Net Income	37,262	4,137	24,398	4,339	26,437	96,573

Depreciation and amortization (b)	253	7,903	63,152	9,671	—	80,979

Addition of fixed assets and intangible assets	619	320	33,110	20,070	—	54,119
Non-current investments in other companies	—	—	129	—	265,082	265,211

Operating assets	386,740	359,725	1,213,915	145,796	—	2,106,176
Non- Operating assets	49,624	46,158	29,191	13,310	495,662	633,945
Total assets	436,364	405,883	1,243,106	159,106	495,662	2,740,121

Operating liabilities	15,183	52,688	227,622	21,281	—	316,774
Non-Operating liabilities	81,414	72,126	256,575	59,030	18,447	487,592
Total liabilities	96,597	124,814	484,197	80,311	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2005

	Sale and development of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Others	Total
Revenues	32,311	19,431	230,087	87,120	940	369,889
Costs	(17,542)	(7,746)	(92,883)	(48,924)	(979)	(168,074)
Gross profit (loss)	14,769	11,685	137,204	38,196	(39)	201,815
Income from valuation of inventories at net sale value	17,317	—	—	—	—	17,317
Selling expenses	(1,961)	(922)	(24,151)	(9,792)	—	(36,826)
Administrative expenses	(9,514)	(9,223)	(31,385)	(19,434)	—	(69,556)
Net gain in credit card trust	—	—	423	—	—	423
Gain from operations and holding of real estate assets	521	12,228	13,093	2,096	—	27,938

Operating income (loss)	21,132	13,768	95,184	11,066	(39)	141,111

Amortization of goodwill	—	—	(1,663)	—	—	(1,663)
Financial (loss)/income	(5,846)	(4,283)	(17,284)	(4,189)	19,385	(12,217)
Loss (gain) on equity investments	—	—	(1,989)	12,197	56,999	67,207
Other income (expense), net	—	—	(8,315)	223	(6,742)	(14,834)
Net income before income taxes and minority interest	15,286	9,485	65,933	19,297	69,603	179,604
Minority interest	—	(2,112)	(17,216)	(3,824)	—	(23,152)
Income tax and asset tax	(13,089)	(1,784)	(33,615)	(1,179)	(3,540)	(53,207)
Net income	2,197	5,589	15,102	14,294	66,063	103,245

Depreciation and amortization (b)	252	6,672	58,343	8,824	—	74,091

Addition of fixed assets and intangible assets	—	20,370	50,921	8,025	—	79,316
Non-current investments in other companies	—	—	808	—	219,432	220,240

Operating assets	343,803	364,420	1,124,780	133,035	—	1,966,038
Non- Operating assets	55,442	58,766	10,678	2,136	431,366	558,388
Total assets	399,245	423,186	1,135,458	135,171	431,366	2,524,426

Operating liabilities	11,040	68,129	147,915	20,313	—	247,397
Non-Operating liabilities	96,332	72,266	308,153	44,735	57,475	578,961
Total liabilities	107,372	140,395	456,068	65,048	57,475	826,358

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Cash in local currency	2,288	2,232
Cash in US$	2,472	5,135
Banks in local currency	28,599	14,998
Banks in US$	37,826	30,702
Banks in EUR	458	284
Special current accounts in local currency	1,645	2,106
Foreign accounts	28,666	42,099
Checks to be deposited	1,064	688

	103,018	98,244

NOTE 6: MORTGAGES AND LEASES RECEIVABLE

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	9,150	13,352	2,117	840
Interest to be accrued	(79)	(51)	(10)	(5)
Debtors from leases and credit card	92,449	21,076	51,256	7,899
Debtors from leases under legal proceedings	23,338	—	22,664	—
Debtors from sales under legal proceedings	2,051	—	2,368	—
Checks to be deposited	26,155	—	20,319	—
Related companies	295	—	146	—
Mortgages accounts receivable from hotel activities	5,595	—	4,876	—
Less:
Allowance for doubtful accounts	(505)	—	(425)	—
Allowance for doubtful leases	(43,538)	(1,333)	(37,830)	(969)

	114,911	33,044	65,481	7,765

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 7: OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Asset tax credits	7,321	26,000	18,009	25,694
Value added tax (“VAT”) receivable	5,344	1,186	3,838	5,173
Related companies	6,542	51	2,055	46
Guarantee deposits (1) (2)	9,391	282	279	19
Prepaid expenses and services	7,176	456	6,878	315
Guarantee of defaulted credits (3)	280	15,889	—	17,128
Advance for the acquisition of companies	2,064	—	—	—
Expenses to be recovered	4,965	—	3,726	—
Fund administration and reserve	243	—	191	—
Advances to be rendered	98	—	79	—
Gross sales tax	790	883	1,037	782
Deferred income tax	—	47,936	—	61,761
Debtors under legal proceeding	470	—	96	—
Sundry debtors	2,544	—	2,837	—
Future contracts receivable	—	—	269	—
Income tax advances and withholdings	1,638	—	1,332	—
Country club debtors	412	—	412	—
Trust programs account receivables	1,100	5,805	4,090	2,549
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets to be recovered	836	—	5,823	—
Allowance for tax on personal assets	—	—	(5,326)	—
Pre-paid insurance	48	—	52	—
Judicial attachments (Note 26)	861	—	861	—
Present value – other receivables	—	(752)	—	(1,064)
Other	36	146	156	135

	52,159	97,882	46,694	112,538

(1)	Includes a US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines are established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building.
(2)	Includes restricted cash (see Note 16.b)
(3)	See note 15 to the basic financial statements and Note 16 to the consolidated financial statements.

17

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 8: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Edificios Cruceros	3,629	—	8,141	—
Dique 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	72	—	65	—
Credit from Barter of Caballito	—	22,663	—	—
Torres Jardín	472	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos	5,670	2,872	7,671	2,782
San Martín de Tours	14,211	—	11,743	—
Credit from barter of Benavidez (Note 27)	2,329	6,213	—	8,542
Torres de Abasto	312	—	518	—
Credit from barter of Parcel 1 c) Dique III (1)	15,587	7,274	33,699	22,861
Torres Rosario	7,325	—	—	—
Dique III parcel 1 d) (1)	25,549	—	—	—
Credit from barter of Dique III 1e) (1)	—	41,808	—	—
Advance on purchase of inventories	1,773	—	—	—
Other inventories	2,690	—	1,660	—

	81,280	80,830	65,626	34,185

(1)	See note 20 to the basic financial statements.

18

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 9: INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Current
Cedro (1)	—	5
Lebacs (1)	—	3,445
Boden (1)	644	39
Mortgage bonds (1)	2,704	3,523
Bono Argentina Discount (1)	—	1,074
IRSA I Trust Exchangeable Certificate (1)	184	558
Time deposits and money markets	6,431	24,754
Mutual funds (2)	108,732	69,229
Tarshop Trust (1)	10,319	10,634
Banco Ciudad de Bs. As. Bond (1)	438	391
Other investments (1)	968	38

	130,420	113,690

Non-current
Banco de Crédito y Securitización S.A.	4,782	4,448
Banco Hipotecario S.A.	260,300	213,265
IRSA Telecomunicaciones N.V.	—	1,719
E-Commerce Latina S.A	129	808
IRSA I Trust Exchangeable Certificate	2,126	3,353
Tarshop Trust	39,813	19,256
Banco Ciudad de Bs. As. Bond	117	482
Other investments	40	48

	307,307	243,379

Undeveloped parcels of land:
Dique IV	6,704	6,490
Phillips land	59,837	—
Torres de Rosario Project	16,079	19,849
Caballito plots of land	9,223	19,898
Padilla 902	92	89
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,518	46,493
Santa María del Plata	114,397	112,771
Pereiraola	21,875	21,875
Air space Supermercado Coto	13,143	11,695
Caballito	36,622	31,396
Alcorta Plaza	—	18,048
Canteras Natal Crespo	4,427	—
Other undeveloped parcels of land	5,319	4,442

	340,674	299,484

	647,981	542,863

(1)	Not considered cash equivalent for purposes of presenting the consolidated statements of cash flows.
(2)	Include Ps. 49,976 and Ps. 46,886 at June 30, 2006 and at June 30, 2005, respectively, corresponding to “Dolphin Fund PLC”, not considered cash equivalent for purposes of presenting consolidated statement of cash flows.

Include Ps. 3,174 and Ps. 1,738 at June 30, 2006 and at June 30, 2005, respectively, corresponding to NCH Development Partner fund not considered cash equivalent for purposes of presenting consolidated statement of cash flows.

Include Ps. 1,091 and Ps. 1,014 at June 30, 2006 and at June 30, 2005, corresponding to Gainvest funds not considered cash equivalent for purposes of presenting consolidated statements of cash flows.

19

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 10: FIXED ASSETS

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Hotels
Llao-Llao	44,096	33,097
Intercontinental	55,573	57,073
Libertador	38,196	36,700

	137,865	126,870

Office buildings
Avda. de Mayo 595	4,630	4,574
Avda. Madero 942	2,651	2,401
Edificios Costeros (Dique II)	19,020	19,358
Laminar Plaza	30,032	30,577
Libertador 498	42,490	43,307
Libertador 602	2,929	2,985
Madero 1020	1,818	1,665
Maipú 1300	43,726	44,581
Reconquista 823	19,560	19,355
Rivadavia 2768	321	164
Sarmiento 517	86	84
Suipacha 652	11,808	11,749
Intercontinental Plaza	66,277	67,741
Costeros Dique IV	21,463	21,849
Bouchard 710	70,786	72,222

	337,597	342,612

Commercial real estate
Alsina 934	—	1,429
Constitución 1111	760	545

	760	1,974

Other fixed assets
Abril	1,115	1,133
Alto Palermo Park	519	500
Thames	3,033	3,033
Santa María del Plata	10,513	12,109
Constitución 1159	2,000	1,324
Store Cruceros	293	—
Other	1,834	1,593

	19,307	19,692

Shopping Center
Alto Avellaneda	86,289	98,750
Alto Palermo	193,513	210,822
Paseo Alcorta	62,260	65,816
Abasto	194,892	202,776
Patio Bullrich	109,409	115,602
Buenos Aires Design	18,517	20,935
Alto Noa	29,016	30,883
Alto Rosario	85,516	79,117
Mendoza Plaza Shopping	88,601	83,706
Neuquén Project	10,012	9,987
Other properties	9,302	11,039
Other fixed assets	30,356	24,970

	917,683	944,416

Total	1,413,212	1,445,551

20

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 11: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours	3,598	—	2,935	—
Mortgage payable Bouchard 710 (1)	14,809	14,722	22,527	27,627

	18,407	14,722	25,462	27,627

(1)	See details in Notes 6 and 12 to the basic financial statements.

NOTE 12: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Admission rights	23,659	29,803	18,041	26,061
Rents and service advances (1)	12,302	11,679	10,966	13,807
Advanced payments from customers	26,520	—	20,911	—
Advance for the sale of Rosario plot of land (2)	2,366	—	1,006	—

	64,847	41,482	50,924	39,868

1)	The balance of rents and services advance payments include Ps 1,220 and Ps 5,045 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of June 30, 2006 the semiannual Libo rate was 4.99%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
2)	This is a 600 Euros advanced payment that APSA received from Villa Hermosa S.A. related to a preliminary purchase contract of a plot of land located in Rosario, subscribed on December 9, 2005. As of the date of issuance of these financial statements the deed has not been signed yet. The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with. The amount of the liability is shown net of expenses incurred by APSA on account of Villa Hermosa S.A.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 13: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)	—	47,812	—	44,821
APSA 2006 Convertible Notes – Accrued interest (1)	2,161	—	2,016	—
Bank loans (2)	86,421	59,872	77,182	82,218
Bank loans – Accrued interest (2)	3,268	7,491	1,630	5,987
IRSA Convertible Notes (3)	—	86,120	—	168,059
IRSA Convertible Notes – Interest (3)	882	—	1,726	—
Negotiable obligations 2009 – principal amount (4)	17,303	67,054	10,792	78,917
Negotiable obligations 2009 – accrued interest (4)	764	12,211	572	9,753

	110,799	280,560	93,918	389,755

1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
2)	The outstanding balance at June 30, 2006 includes mainly the following loans:
(a)	Unsecured loan expiring in 2009 as set out in Note 7 to the basic financial statements amounted to Ps. 51,904 (Ps. 55,198 at June 30, 2005).
(b)	Corresponds to a US$ 11 million loan granted to APSA on March 4, 2005 with the following due dates of principal and interest: US$ 5 million falling due on April 4, 2005, US$ 3 million falling due on February 1, 2006 and US$ 3 million falling due on August 1, 2006. The loan accrues annual interest equivalent to Libo rate plus 3.25%. As of the date of these financial statements APSA has paid the total principal amount plus accrued interest.
(c)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments beginning in October 2005. The final due date of the transaction falls on April 5, 2007. During the first year this loan will accrue interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Encuesta rate plus 3%, payable quarterly as from July 2005.

The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds obtained from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations (originally issued for an amount of Ps. 85.0 million). On October 5, 2005 and April 5, 2006 the first and second principal installments of $12.5 million each were paid by APSA. On July 5, 2006 APSA paid the fifth capital installment plus the fourth installment of accrued interest. See Note 13 (2).

(d)	Hotels Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(e)	Other loans and bank overdrafts amounting to Ps. 35,093.
3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 and 13 to the basic financial statements.
4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 and 12 b. to the basic financial statements.

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and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 14: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- current	Current	Non- current
Seller Financings (1)	12,934	—	11,348	5,030
Dividends payable	—	—	39	—
Related companies	3,906	7,801	2,829	1,732
Guarantee deposits	3,658	2,475	924	2,787
Provisions for contingencies (2)	8,755	10,942	9,776	11,027
Directors’ fees provision	13,803	—	10,379	—
Directors’ fees advances	(325)	—	(3,327)	—
Condominium expenses to be incurred	560	—	475	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	122	—	39	—
Administration and reserve fund	636	—	636	—
Pending settlements for sales of plots	—	—	57	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	10,947	635	13,818
Donations payable	2,500	—	3,960	—
Present value – other liabilities	—	(25)	—	(4)
Trust accounts payable	191	—	283	—
Documented liability	—	92	—	—
Other	1,789	12	1,051	12

	49,055	32,252	39,104	34,410

(1)	The balances as of June 30, 2006 include principally:
a.	Ps. 6,382 related to the financing of the acquisition of Shopping Neuquén S.A.’s shares of APSA. This loan accrues interest equivalent to LIBOR for six months at the beginning of the six-month period from February 2, 2002. At June 30, 2006 the applicable LIBO rate was the one at March 1, 2006 of 4.99%,
b.	Ps. 5,376 maturing on September 29, 2006 corresponding to the financed acquisition of Mendoza Plaza Shopping S.A (Former Pérez Cuesta S.A.C.I.) shares (See Note 28).
(2)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

23

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 15: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Other income:
Gain from sale of fixed assets and intangible assets	—	7
Recovery of allowances	8	78
Gross early settlement of liabilities	—	608
Accelerated accrual from unearned income (Note 30)	2,428	—
Others	822	—

	3,258	693

Other expenses:
Unrecoverable VAT receivable	(2,743)	(839)
Donations	(2,921)	(4,203)
Loss from the sale of fixed assets	—	(35)
Lawsuits contingencies	(373)	(2,312)
Debit and credit tax	(803)	(745)
Tax on personal assets	(5,848)	(6,977)
Allowance for doubtful accounts	(7,531)	—
Other	(2,105)	(416)

	(22,324)	(15,527)

Other income and expenses, net	(19,066)	(14,834)

24

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 16: RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The legal proceeding has already practically reached the end of the time allowed to produce evidence. Puerto Retiro S.A. contested the complaint and appealed the provisional remedy, which was dismissed on December 14, 2000. The plea has been duly submitted and is awaiting sentence.

The management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300 in the due date. The agreement was signed on January 26, 2001.

Interest payments must be paid quarterly in arrears at an annual interest rate equivalent to LIBO for 12 months loans plus the applicable mark-up as per the contract, which consists of a variable interest rate applicable in the debt’s interest payment periods.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA. On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund

25

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 16: (Continued)

Ltd., domiciled at 461 Fifth Avenue, 10th floor, New York, NY 10017, USA, all the rights and obligations arising from the loan agreement entered into on January 26, 2001 with HASA as borrower and BankBoston N.A., as lender, together with all the changes, guarantees and insurance policies related to that contract.

Consequently, all pending obligations of HASA must be fulfilled in favor of the assignee, Marathon Master Fund Ltd.

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd. for US$ 7,925.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement for US$ 8,000 in cash and the Company entered into an agreement with CSI pursuant to which, among other things, the Company guarantees the payment of the debt owed by HASA and in the event of non-compliance the Company shall repurchase the loan agreement mentioned. As guarantee for this transaction, the Company made a payment of US$ 2,000 to CSI which is disclosed as a “guarantee of defaulted credit” within “Other receivables”. If HASA punctually complies with its obligations, the Company will receive for this transaction periodical funds flow.

In the mentioned refinancing context the board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the Amended and Restated Loan Agreement in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and Credit Suisse, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

Maturity date	Amount
03-15-2008	US$	213
09-15-2008	US$	225
03-15-2009	US$	239
09-15-2009	US$	253
03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract:

26

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 16: (Continued)

•	Period 03-15-2006 to the effective day of the contract (04-21-2006), interest will be accrued on US$ 8,000 at an annual 12.07% rate. HASA will not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A)	Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B)	Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) indirect minority shareholder of HASA and CSI for 20% of the restructured debt value.

In line with the Company’s labor and experience in financial matters and in debt restructuring and –having already acted in favor of HASA in the negotiations with the previous creditors of the Original Loan- HASA hired the services of the Company for advising, consulting, defending and negotiating the interests of HASA in respect of the debt restructuring. As payment for this professional service, HASA will pay the Company a fee of US$ 1,377 plus taxes.

In its capacity as shareholder of HASA, Hoteles Sheraton de Argentina S.A.C. has agreed HASA to pay to the Company a valuable consideration for its management of the debt restructuring process. To such end, Sheraton will loan HASA the amount of US$ 341 (the “Sheraton Loan”), and immediately after having received this loan, HASA will pay the Company 20% of the fees for services rendered.

HASA binds itself to pay the debt to Sheraton in five semi-annual consecutive installments, as follows:

27

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 16: (Continued)

Installment I	09.15.2006	US$	62
Installment II	03.15.2007	US$	65
Installment III	09.15.2007	US$	68
Installment IV	03.15.2008	US$	72
Installment V	09.15.2008	US$	75

Together with each capital installment, HASA will pay a semi-annual interest service, except for the first installment for which the interest service will not be semi-annual but the period from 08.18.2006 to 09.15.2006 with an applicable interest rate of 5.48813% plus 450 basic percent points. For the period starting 09.15.2006 and the next ones the capital will accrue an interest equivalent to LIBO rate for 180 days effective at the 48 bank working hours immediately prior to the date of maturity of the immediate prior installment, plus 540 basic percent points.

On August 18, 2006, the Company and Hoteles Argentinos S.A. entered into a “Debt Acceptance and Payment Commitment” contract by which HASA accepts that it owes the payment of fees at the mentioned date in the amount of US$ 1,366.

Under the requirement of HASA, the parties agree in refinancing the debt in five semi-annual consecutive installments, in accordance with the following dates and amounts:

Installment I	09.15.2006	US$	247
Installment II	03.15.2007	US$	260
Installment III	09.15.2007	US$	272
Installment IV	03.15.2008	US$	286
Installment V	09.15.2008	US$	300

The Debt Acceptance and Payment Commitment entered into with IRSA contains identical terms of applicable rate and dates for interest service that those of the Sheraton Loan Contract.

The Company and Sheraton, when agreeing the terms in which HASA will pay, have taken into account and given priority to the Sheraton Libertador Hotel restoration plan, so that cancellation of both obligations allow HASA to count with the funds to carry out such a plan.

In April 2006, the Company received US$ 800 for reimbursement of the contract’s compliance guarantee.

28

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 16: (Continued)

In August 2006, the Company received US$ 341 (taxes included) for payment of fees for professional services.

Alto Palermo Group - Restricted assets.

a)	Short and long-term dept include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	At June 30, 2006, under other current receivables, the company has restricted funds for ps.41 according to the following detail:

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others” about dismissal.

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

c)	On July 5, 2005 the AFIP (tax authorities) filed a precautionary measure for a claim of $3,000 approximately related to a disagreement in the accrual calculation of the rights of admission of income tax. The measure was opposed in the file named “Alto Palermo S.A. against Tax Revenues Administration on Recourse of Appeal”, record no. 25,030-i, Court a, 3rd nomination. APSA and its legal advisors opine that the AFIP claim is technically unfounded.

29

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 17: TARSHOP S.A. CREDIT CARD RECEIVABLE SECURITIZATION

APSA has ongoing revolving period securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the year on the basis of the financial statements issued by the trusts.

30

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share). See Note 18 to the basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the consolidated financial statements.

As of June 30, 2006, total shareholding amounted to 17,641,015.

NOTA 19: INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatory redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A.

Considering that the above-mentioned transaction occurred subsequent to year-end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

31

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 20: MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of

32

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 20: (Continued)

the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At June 30, 2006, the value of Class D Participation Certificates amounted to Ps. 1,925 in IRSA, Ps. 307 in Inversora Bolívar S.A., and Ps. 79 in Baldovinos S.A. Class A, B, and C Certificates have been totally amortized at the end of the year.

NOTE 21: SALE OF THE ALCORTA PLAZA PLOT

On December 22, 2005, Alto Palermo S.A. (APSA) subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million.

On March 13, 2006, the deed of the property was subscribed and a mortgage guarantee was furnished on certain units to be used for offices and garage of the building owned by RAGHSA S.A., located at San Martín street 338, 344, 350 and 360, and Florida street 343 and 347 of Buenos Aires City. The amount of the mortgage was US$ 4,374. The terms and conditions of payment agreed were determined in four instalments of US$ 1,925 and 7.5% annual interest on the balance, the first instalment to be due at the date of the preliminary sales contract and the next ones to be paid annually as from July 2006. The first two instalments have been collected at the date of these financial statements.

33

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 22: DERIVATIVE INSTRUMENTS

Interest rate swaps

Alto Palermo S.A. (APSA) has used certain financial instruments to reduce its financing costs. Major financing institutions have been the counterparties of such instruments. APSA has not used derivative instruments with speculative purposes. APSA managed the risk of possible counterparties’ inability to fulfill instrument clauses.

In order to minimize its financing costs, APSA entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to dollar-denominated floating rate debt.

During the period ended June 30, 2005, APSA recorded profits amounting to Ps. 5.22 million related with this contract. This contract expired on 4 April, 2005.

Future and Option contracts

During the current year Ritelco S.A. subscribed future purchase of Silver and Gold contracts and launched Euros purchase and sales options. According to this company’s risk administration policy, its uses this type of contract for a profit consideration. As of June 30, 2006, Ritelco has no contracts of derivatives or guarantees for such items. As of June 30, 2006, the Company recorded a realized and non-realized profit for such operations amounting to US$ 954 (equivalent to $ 2,853) and US$ 31 (equivalent to $ 89).

NOTE 23: ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, Alto Palermo S.A. issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

•	Issue currency: US dollars.

•	Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these financial statements.

34

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 23: (Continued)

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At June 30, 2006, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of S$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. As of June 30, 2006, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24: ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

NOTE 25: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the basic financial statements.

35

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 25: (Continued)

In thousands:

	June 30, 2006	June 30, 2005
Weighted - average outstanding shares	379,506	280,282
Conversion of negotiable obligations	143,130	221,098
Weighted - average diluted common shares	522,636	501,380

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2006	June 30, 2005
Net income for calculation of basic earnings per share	96,573	103,245
Exchange difference	10,836	(5,250)
Interest	11,832	17,856
Income tax	—	—

Net income for calculation of diluted earnings per share	119,241	115,851

Net basic earnings per share	0.254	0.368
Net diluted earnings per share	0.228	0.231

NOTE 26: PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of March 31, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

On March 2, 2004, the Company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

36

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 26: (Continued)

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

A report of the legal advisors states that the balance remains unpaid and outlines that the Company has deposited with the court the debt titles determined in the unpaid balance, and an amount in cash of Ps. 7,191, whereas the unpaid balance approved in the court records was US$ 3,780.

In line with the matters reported by the lawyers in respect of this suit, the Company management recorded a reserve for an amount Ps. 4,535 as of June 30, 2006, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

The plaintiff’s lawyers (five complainants) filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos, estimating the difference, in comparison with the amount already paid, in US$ 384. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the Company’s current accounts, which occurred in March 2005 in the amount of Ps. 788. As of June 30, 2006, such attached funds amounts to Ps. 861.

The Company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). In accordance with the probable contingency reported by the lawyers as of June 30, 2006, the Company management has reserved the amount of Ps. 1,944.

37

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 27: OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

NOTE 28: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING (formerly Pérez Cuesta S.A.C.I.)

On September 29, 2004, Alto Palermo S.A. (APSA) entered into a purchase-sale contract covering 49.9% of the capital stock of Mendoza Plaza Shopping S.A. (formerly Pérez Cuesta S.A.C.I.) for US$ 5.3 million, two installments of US$ 1.77 million each (which due date operated on December 2, 2004 and on September 29, 2005). The remaining of the purchase price will be paid in an installment of US$ 1.77 million on September 29, 2006.

Through this acquisition, APSA became holder of 68.8% of the capital stock of the above company, the main activity of which is the operation of the Mendoza Plaza Shopping center in the Guaymallen City, Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having obtained its approval on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and an Extraordinary Shareholders’ Meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A.

Additionally, APSA entered into the following contracts:

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 28: (Continued)

•	Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to APSA originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; Mendoza Plaza Shopping S.A. had failed to comply with its payment obligations. The loans were secured by the assignment in guarantee of rental payments to be made by Falabella S.A. to Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.).

The documentation was signed on March 30, 2005 by which Banco de Chile transferred all the mortgage rights to APSA and the latter acquired the credit for US$ 8.5 million.

•	Call option with HSBC Bank Argentina S.A., whereby APSA was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Mendoza Plaza Shopping S.A. amounting to US$ 7.0 million which the latter failed to pay. The loan was secured through the assignment in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A.

On March 29, 2005 APSA transferred the purchase option entered into with HSBC Bank Argentina S.A. to Mendoza Plaza Shopping S.A. for the same value as originally agreed and on the same day Mendoza Plaza Shopping S.A. exercised the option, paying Ps. 6.1 million for the settlement of the loan, (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

•	Agreement with Inversiones Falabella Argentina S.A. establishing as the following:

1.	Capitalization terms were agreed in the event that APSA or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through APSA’s contributions.

2.	Upon maturity of the lease agreement currently in force between Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) and Inversiones Falabella Argentina S.A., APSA will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3.	In its capacity as surety, APSA will ensure payment by Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) to Falabella S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4.	Inversiones Falabella Argentina S.A. has an irrevocable right to sell its shares in Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) (put option) to APSA, which may be exercised until the last business day of October 2008,

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 28: (Continued)

5.	for a total consideration of US$ 3 million according to the conditions expressly established in the contract.

The Extraordinary Shareholders’ Meeting of Mendoza Plaza Shopping S.A (former Perez Cuesta S.A.C.I.) was held on May 31, 2005, in which the following issues were unanimously decided:

•	Approve a due bill agreement that Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) had with the Company in a total amount of Ps. 36,058 resulting from the payments of the above-mentioned agreements.

•	Approve the Alto Palermo S.A. (APSA) request that such loans be considered as irrevocable contributions to account of future capital increased.

•	Approve the capitalization of the irrevocable contributions account for Ps. 36,058. Through such capitalization of irrevocable contributions, the Company increased its holds to 85.40% of the shareholding of Mendoza Plaza Shopping.

At 30, June 2006 Falabella Argentina S.A. has not made a choice.

NOTE 29: DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.4 million. APSA has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these financial statements is not yet completed. The amount of Ps.4.6 million has been collected to date as advance payment.

NOTE 30: CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.), which were capitalized as fixed assets., recognizing the related gain over the term of the contract. At year end, the amount of Ps. 227 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping (former Perez Cuesta S.A.C.I.), was capitalized as a fixed asset, with a balancing entry as unrealized gains and unrealized improvements made

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 30: (Continued)

by third parties recognizing the depreciation charges and the profits over a 50-year period. The lease agreement is for a period of 10 years, renewable for 4 consecutive periods, at the option of Village Cinema S.A. At period end, the amount of Ps. 10,768 was pending of accrual.

Also, gains to be accrued related to the construction of installations by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements by third parties are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the fiscal years ended June 30, 2006 and 2005.

On February 2, 1999 Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) entered into a contract with Riocruz S.C.S. (C&A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office. On September 16, 2005 Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. (former Perez Cuesta S.A.C.I.) reflected for this operation an income of $2,428 as accelerated amortization which is shown in “Other income and expenses, net” of the statement of income.

NOTE 31: PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 24 th 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A. made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. This proposal replace the one dated May 4, 2005. As of this date it is being considered for approval by the co-owners.

The proposal includes monetary and non-monetary renderies, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “dormies”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores, small theatre and administration) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

Note 31: (Continued)

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

7.	The Company and Inversora Bolívar S.A. will pay the dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

NOTE 32: NEUQUEN PROJECT

On July 6, 1999 APSA acquired a 94.6% share in Shopping Neuquén S.A. amounting to Ps. 4.2 million. APSA paid Ps. 0.9 million on September 1, 1999 and the remaining Ps. 3.3 million were to be paid on July 5, 2001 or at the time of the opening of the shopping center to be constructed in the building owned by Shopping Neuquén S.A., whichever happened first. As of June 30, 2006 the remaining amount had not been paid yet.

The only asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a shopping center would be built. The project included the building of a shopping center, a hypermarket, hotel and housing building. During June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén an extension of the original construction schedule, and an authorization to transfer to third parties certain plots in which the land is divided so that each participant of the commercial development to be constructed would be able to build on its own land.

The time extension should be approved by the Legislative Council of the Municipality of Neuquén.

On December 20, 2002 the Municipality of Neuquén issued Decree 1,437/02 by which the request of Shopping Neuquén S.A., in respect of extending the time term to build the development and the authorization to transfer a part of the plots to third parties, was denied. Also, the extinction of the rights arising from Ordinance number 5,178 was stated, terminating the purchase-sale contracts of land with loss both of improvements carried out and expenses incurred, in favor of the Municipality of Neuquén, having Shopping Neuquén S.A. no right to claim any indemnities.

Shopping Neuquén S.A. submitted a response to the above-mentioned Decree and requested on January 21, 2003 that the administrative action be revoked, and offered and attached a proof document including the reasons to request such annulment.

It also requested to be allowed to submit a new schedule of time terms, which would be prepared in line with the current scenario and including reasonable short and medium term projections.

The Municipal Executive rejected the recourse referred to above through Decree 585/03. Consequently, on June 25, 2003 Shopping Neuquén S.A. filed an “Administrative Procedural Action” with the High Court of Neuquén requesting among other issues, the annulment of Decrees 1,437/02 and 585/03 that the Municipal Executive issued.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 32: (Continued)

On December 21, 2004 Shopping Neuquén was notified of a resolution of the High Court of Neuquén communicating the expiry of the administrative procedural action that the Company had filed against the Municipality of Neuquén. Such Court decision is not final.

As of June 30, 2006 Shopping Neuquén S.A. have an understanding with the Municipality of Neuquén with respect to the subscription of an agreement to establish the terms and conditions to re-activate the development and construction of the commercial business. Such terms and conditions will be necessarily incorporated in a new Municipal Ordinance that will either modify or annul the original one.

The above-mentioned understanding provides for a new schedule for the enterprising development, as well as the possibility to transfer to third parties plots of land to be used for various purposes (hypermarkets, hotels, housing).

As part of the agreement, APSA will transfer to the Municipality a plot of land of its property.

Also, steps are being taken together with the appointed professionals as regards the new project that will be submitted to the Municipality, and to finally define the hypermarket operator who has ratified his will to participate in the project.

NOTE 33: ACQUISITION OF REAL STATE

On June 29, 2006 Alto Palermo S.A. (APSA) purchased by signing the pertinent deed with Philips Argentina S.A. a fraction of land identified as Lot 16th, in line with the private measurement map with fractioning M 265-2005, with all things therein built and adhered to the soil, located in the Northern Area of the city, facing the streets and numbers that follows: Arias No 4005, Posta No 4789 and No 4799, and Pico No 4053, covering 28,740.62 square meters of surface area. The transaction price was established in US$ 17,862,414, which has been totally cancelled at the time the land deed was signed.

NOTE 34: INVESTMENT IN BANCO HIPOTECARIO S.A.

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 34: (Continued)

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

•	National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at $ 1.00 for the rate of exchange difference of $ 0,40, translated at $ 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005, the coverage BODEN 2012 subscription process commenced. As of June 30, 2006 the subscription of BODEN 2012 amounted to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to $ 3,875,776. On the other hand, liabilities to the Argentine Central Banks recorded as of June 30, 2006 amount to $ 163,619, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to $ 3,712,157 and $ 2,749,497 as of June 30, 2006 and June 30, 2005, respectively.

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IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTA 34: (Continued)

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing 44% and 54%, approximately, of Assets as of June 30, 2006 and 2005, respectively), on January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 35: SUBSEQUENT EVENTS

Incorporation of Patagonian Investment S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On August 7, 2006, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

Agreement for purchase of shares

On July 7, 2005 the Company has entered into an agreement with Grupo Roggio by which a process started that –subject to a previous due diligence- will finalize with the transference to APSA of the totality of Empalme S.A. shares, the latter being the owner of Córdoba Shopping Villa Cabrera.

45

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

Amounts in thousand of pesos

NOTE 35: (Continued)

We would also mention that Córdoba Shopping Villa Cabrera is a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of the Córdoba City.

If this operation be successfully completed, being subject to specific conditions and to the conformity of the National Commission for the Defence of Competitiveness, the investment will be for APSA)a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

Acquisition of garages

On September 1, 2006 the Company entered into a contract for constructing and purchasing garages that will be located in the building close to the Paseo Alcorta commercial centre, covering 12,000 square meters, approximately, of surface area. This operation is subject to obtaining the approval of the Enterprising by the Government of the Buenos Aires City. The sales price of the units was fixed as follows: (i) the amount of US$ 1,883 (fixed price), plus (ii) the cost of building the garages. As guarantee for the operation, APSA has transferred the amount of the fixed price to an escrow account under the name of both parties.

46

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Financial Statements

For the fiscal year ended

June 30, 2006 and 2005

IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements at June 30, 2006 compared with previous year. Stated in thousands of Pesos Fiscal year No. 63 beginning July 1º, 2005 DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 23, 2006

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)
	Authorized for Public Offer of Shares (*)	In thousand of pesos
Type of share		Subscribed	Paid in
Common share,1 vote each	435,448,510	435,448	435,448

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2006 and 2005

In thousand of pesos (Note 1)

	June 30, 2006	June 30, 2005
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	23,321	38,782
Investments (Exhibits C, D and G)	31,339	19,476
Mortgages and leases receivables, net (Note 3 and Exhibit G)	6,725	3,521
Other receivables and prepaid expenses (Note 4 and Exhibit G)	13,070	4,042
Inventories (Note 5)	62,977	22,157

Total Current Assets	137,432	87,978

NON-CURRENT ASSETS
Mortgages and leases receivables, net (Note 3, and Exhibit G)	2,624	35
Other receivables and prepaid expenses (Note 4 and Exhibit G)	84,086	93,517
Inventories (Note 5)	71,828	201
Investments (Exhibits C, D and G)	1,245,236	1,213,344
Fixed assets (Exhibit A)	286,667	291,869

Total Non-Current Assets	1,690,441	1,598,966

Total Assets	1,827,873	1,686,944

	June 30, 2006	June 30, 2005
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	8,260	5,297
Mortgages payable (Note 6 and Exhibit G)	18,407	25,462
Customer advances (Exhibit G)	11,554	2,472
Short term-debt (Note 7 and Exhibit G)	36,393	29,871
Salaries and social security payable	1,727	1,214

Taxes payable (Exhibit G)	6,846	6,255

Other liabilities (Note 8 and Exhibit G)	28,368	22,795

Total Current Liabilities	111,555	93,366

NON-CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	150	—
Mortgages payables (Note 6 and Exhibit G)	14,722	27,627
Customer advances	—	657
Long term-debt (Note 7 and Exhibit G)	214,134	311,273
Taxes payable	651	736
Other liabilities (Note 8 and Exhibit G)	895	1,056

Total Non-Current Liabilities	230,552	341,349

Total Liabilities	342,107	434,715

SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,485,766	1,252,229

Total Liabilities and Shareholders´ Equity	1,827,873	1,686,944

The accompanying notes and exhibits are an integral part of these financial statements.

Saul Zang Vicepresident – Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Note 1)

	June 30, 2006	June 30, 2005
Revenues	109,498	21,455
Costs (Exhibit F)	(42,173)	(11,858)

Gross profit	67,325	9,597
Gain from valuation of inventories at fair market value (Note 1.5.h.)	5,373	1,677
Selling expenses (Exhibit H)	(2,010)	(1,563)
Administrative expenses (Exhibit H)	(20,985)	(17,366)

Subtotal	(17,622)	(17,252)
Gain from operations and holding of real estate assets	2,606	8,962

Operating income	52,309	1,307
Financial results generated by assets:
Interest income	10,728	9,746
Exchange gain	11,002	(3,175)
Financial gain	9,189	4,949
Interest on discount by assets	291	(136)

Subtotal	31,210	11,384
Financial results generated by liabilities:
Exchange loss	(26,269)	9,413
Interest on discount by liabilities	21	(8)
Financial expenses (Exhibit H)	(30,299)	(31,278)

Subtotal	(56,547)	(21,873)

Total financial results, net	(25,337)	(10,489)
Equity gain from related companies (Note 10.c.)	82,276	122,170
Other income and expenses, net (Note 9)	(8,686)	(6,513)

Net income before tax	100,562	106,475
Asset tax (Note 1.5.n.)	(3,989)	(3,230)

Net income for the year	96,573	103,245

The accompanying notes and exhibits are an integral part of these financial statements.

Saul Zang Vicepresident – Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	(Accumulated deficit) retained earnings	Total as of June 30, 2006	Total as of June 30, 2005
Balances as of beginning of year	357,267	274,387	676,171	1,307,825	19,447	(75,043)	1,252,229	959,854
Capital increase	78,181	—	58,783	136,964	—	—	136,964	189,130
Accumulated losses absorption of approved by shareholders meeting held 11/29/05	—	—	(75,043)	(75,043)	—	75,043	—	—
Net income for the year	—	—	—	—	—	96,573	96,573	103,245
Balances as of June 30, 2006	435,448	274,387	659,911	1,369,746	19,447	96,573	1,485,766

Balances as of June 30, 2005	357,267	274,387	676,171	1,307,825	19,447	(75,043)		1,252,229

The accompanying notes and exhibits are an integral part of these financial statements.

Saul Zang Vicepresident – Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Note 1)

	June 30, 2006	June 30, 2005
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	41,006	9,864
Cash and cash equivalents as of the end of year	36,572	41,006

Net (decrease) increase in cash and cash equivalents	(4,434)	31,142

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	96,573	103,245
Plus asset tax accrued for the year	3,989	3,230
Adjustments to reconcile net income to cash flows from operating activities:
• Gain from operations and holdings of real estate assets	(2,606)	(8,962)
• Equity gain from related companies	(82,276)	(122,170)
• Gain from valuation of inventories at fair market value	(5,373)	(1,677)
• Allowances and reserves	5,384	5,371
• Amortization and depreciation	6,800	5,790
• Sundry provisions and allowances	5,976	5,361
• Results on the sale of inventories	(44,020)	—
• Results from the sale of shares of Banco Hipotecario S.A.	(1,858)	—
• Financial results	3,472	(19,849)
Changes in operating assets and operating liabilities:
• Decrease in current investments	16,526	10,761
• (Increase) Decrease in receivables from sales and leases	(5,814)	1,068
• Increase in other receivables	(683)	(4,490)
• Decrease (Increase) in inventory	6,178	(5,637)
• Decrease in taxes payable, salaries and social security payable and customer advances	(9,936)	(3,815)
• Increase in trade accounts payable	1,253	2,132
• Increase in accrued interest	1,656	5,134
• Increase (Decrease) in other liabilities	1,398	(7,577)

Net cash used in operating activities	(3,361)	(32,085)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Guarantee of default credit	—	(11,733)
• Decrease from equity interest in subsidiary companies	686	752
• Increase interest in subsidiary companies	(338)	(2,257)
• Purchase of shares Canteras Natal Crespo S.A.	(4,312)	—
• Purchase of shares of Alto Palermo S.A.	(4,341)	(21,776)
• Sale of shares of Alto Palermo S.A.	—	5,029
• Purchase of Alto Palermo S. A. Convertible Note	—	(29,715)
• Sale of negociable obligations of Alto Palermo S.A.	—	9,876
• Loan granted to related parties	(6,875)	4,409
• Purchase and improvements of undeveloped parcels of lands	(212)	(429)
• Purchase and improvements of fixed assets	(1,221)	(23,174)
• Dividends collected	17,794	12,372
• Cash and bank from merger	6	—

Net cash provided by (used in) investing activities	1,187	(56,646)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in loans	6,377	9,786
• Settlement of debt	(27,908)	(8,765)
• Settlement in mortgages payable	(25,561)	—
• Guarantee for defaulted of credits	—	(5,822)
• Proceeds from settlement of swap	1,190	—
• Loans granted by controlled subsidiary	—	38,510
• Settlement of loan granted by controlled subsidiary	—	(19,516)
• Issuance of common stock (exercise of options)	43,642	105,680

Net cash (used in) provided by financing activities	(2,260)	119,873

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,434)	31,142

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these financial statements.

Saul Zang Vicepresident – acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos (Note 1)

	June 30, 2006	June 30, 2005
Supplemental cash flow information
• Interest paid	26,662	24,012
Non-cash activities:
• Increase in inventories through a decrease in fixed assets	1,422	2,753
• Increase in fixed assets through a decrease in inventories	293	123
• Increase in inventories through a decrease in undeveloped parcels of land	10,675	—
• Increase in fixed assets through a decrease in undeveloped parcels of lands	1,626	13,371
• Conversion of IRSA negotiable obligations into common shares	93,322	83,450
• Conversion of APSA convertible notes	—	3,676
• Increase in fixed asses through an increase in mortgage payables	—	49,749
• Increase in non – current investment through a decrease in other receivables	118	—
• Decrease in non – current investment through an increase in other receivables	22,173	—
• Decrease in non – current investment through a decrease in other liabilities	6,250	—

	June 30, 2006	June 30, 2005
Acquisition of subsidiary companies (note 19)
• Cash and banks	6	—
• Others receivables	1,505	—
• Inventories	56,654	—
• Investments	37,455	—
• Trade accounts payable	(4)	—
• Customers advances	(6,256)	—
• Taxes payable	(12,486)	—
• Other liabilities (includes Ps. 24,506 payable to IRSA Inversiones y Representaciones Sociedad Anónima)	(29,006)	—

Net value of the acquired assets	47,868	—

• Equity value before the acquisition (includes the higher value of incorporated inventories of Ps.99)	(47,868)	—
• Cash and banks acquired	6	—

	6	—

Saul Zang Vicepresident – acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

Amounts expressed in thousand

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1. Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of June 30, 2006 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 188,442 with an impact in retained earnings.

In accordance with the Company’s management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.2. Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items at June 30, 2005 shown in these financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Certain amounts of the financial statements for the year ended June 30, 2005 have been reclassified for the purpose of comparison with the figures of the current year.

1.5. Valuation criteria

a. Cash and banks

Cash on hand has been valued at face value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5.	(Continued)

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Sundry receivables and payables (asset tax, value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards in effect in the Autonomous City of Buenos Aires, which require those balances to be discounted. However, the effect resulting from this difference has not had a material impact on the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

f.	(Continued)

Liabilities in kind:

The Company records a liability in kind corresponding to an obligation to deliver units to be built in relation to the “San Martín de Tours” property. This liability was valued at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor, and is shown as a current liability under “Mortgages payable”.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the fiscal years ended June 30, 2006 and 2005 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222 and Ps. 418, respectively.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value.

Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

h.	(Continued)

1.5.	(Continued)

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

Credits in kind:

The Company has credits in kinds related to rights on the reception of certain units.

The units relating to the buildings called “Edificios Cruceros”, “plot of Caballito”, and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non -current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

•	Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at June 30, 2006 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

i.	(Continued)

influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of year.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

j.	(Continued)

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes accrued interest costs associated with long-term construction projects. However, in fiscal years ended June 30, 2006 and 2005 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the year incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Software

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

k.	Deferred financing cost

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

o.	Allowances and Provisions

At June 30, 2006, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the fiscal year ended June 30, 2006 and 2005 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5 (Continued)

o.	(Continued)

estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the year

The results for the year are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 268 and Ps. 234 for the fiscal year ended June 30, 2006 and 2005, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 1: (Continued)

1.5. (Continued)

u. (Continued)

u.2. Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Cash in local currency	20	31
Cash in foreign currency	70	229
Banks in local currency	169	64
Banks in foreign currency	766	500
Special current accounts	1	1
Foreign accounts	22,021	37,823
Checks to be deposited	274	134

	23,321	38,782

NOTE 3: MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Mortgages and leases receivables	1,620	514	1,033	35
Debtors under legal proceedings and past due debts	1,403	—	1,708	—
Related parties (Note 10.a.)	3,918	2,110	1,355	—
Less:
Allowance for doubtful accounts (Exhibit E)	(216)	—	(575)	—

	6,725	2,624	3,521	35

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	3,981	23,524	—	22,669
Value added tax	4,906	—	3,031	4,219
Related parties (Note 10.a.)	472	6,903	172	42
Prepaid expenses	1,251	150	440	—
Advance for the acquisition of companies	2,064	—	—	—
Guarantee of defaulted credits (1)	279	15,889	—	17,128
Trust accounts receivable	—	361	—	361
Present value	—	(661)	—	(952)
Deferred income tax (Note 14)	—	37,795	—	49,931
Tax on personal assets to be recovered	—	—	5,326	—
Allowance for tax on personal asset (Exhibit E)	—	—	(5,326)	—
Other	117	125	399	119

	13,070	84,086	4,042	93,517

(1)	See Note 15 to the financial statements and Note 16 to the consolidated financial statements.

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Edificios Cruceros	3,629	—	8,141	—
Dock 13	1,605	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D (1)	72	—	65	—
Credit from barter of Caballito	—	22,663	—	—
Torres Jardin (1)	472	—	468	—
V. Celina	43	—	43	—
Abril / Baldovinos (1)	23	83	79	201
San Martin de Tours	14,211	—	11,743	—
Dique III plot 1d)	25,549	—	—	—
Credit from Barter transaction of “Dique III 1c) (2)	15,587	7,274	—	—
Credit from Barter transaction of “Dique III 1e) (2)	—	41,808	—	—
Advance on purchase of inventories	1,773	—	—	—

	62,977	71,828	22,157	201

(1)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,010 as of June 30, 2006 (Abril / Baldovinos Ps. 407, Stores Ps. 603) and $1,023 as of June 30, 2005 (Abril / Baldovinos Ps 407, Stores Ps. 605, MInetti D Ps. 7 and Torres Jardin III Ps. 4).
(2)	Secured by first degree mortgage in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 6: MORTGAGE PAYABLES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Mortgage payable - San Martin de Tours (Note 12)	3,598	—	2,935	—
Mortgage payable - Bouchard 710 (Note 12) (1)	14,809	14,722	22,527	27,627

	18,407	14,722	25,462	27,627

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 422. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2006 the company has cancelled eleven principal installments for an amount of US$ 4,056, being the balance of principal US$ 9,569.

NOTE 7: SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- Current
Bank loans (1)	10,646	41,258	6,641	48,557
Bank loans - Accrued interest (1)	470	7,491	353	5,987
Negotiable Obligations – 2009 principal amount (2)	17,303	67,054	10,792	78,917
Negotiable Obligations - 2009 accrued interest (2)	764	12,211	572	9,753
Convertible Negotiable Obligations - 2007 (3)	882	86,120	1,726	168,059
Other financial loans (4)	6,328	—	9,787	—

	36,393	214,134	29,871	311,273

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on 20 November 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled six first installments amounting to US$ 3.45 million. Therefore, at June 30, 2006 the balance of principal amounts to US$ 16.8 million which matches the US$ 19.6 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 7: (Continued)

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.b. for US$ 37.4 million, which mature on 20 November 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled six first installments amounting to US$ 5.6 million. Consequently, at June 30, 2006 the Company recorded a total balance of US$ 27.3 million, which corresponds to US$ 31.8 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 28 million, net of issue expenses amounting to Ps. 0.21 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).
(4)	Corresponds to bank overdrafts mainly with Bank Boston.

NOTE 8: OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2006		June 30, 2005
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	20,762	—	19,281	5
Guarantee deposits	1,061	820	656	1,047
Provision for lawsuits (Exhibit E)	346	—	290	—
Directors’ fees provision (Note 10.a.)	5,976	—	5,361	—
Directors’ fees advances (Note 10.a.)	(325)	—	(3,327)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	118	—	118	—
Trust account payables	—	92	92	—
Present value	—	(25)	—	(4)
Other	430	—	324	—

	28,368	895	22,795	1,056

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 9: OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2006	June 30, 2005
Other income:
Results from sale of fixed assets	—	6
Other	415	208

	415	214

Other expenses:
Unrecoverable VAT	(2,657)	(482)
Donations	(363)	(190)
Debit and credit tax	(693)	(626)
Lawsuits	(90)	(33)
Tax on shareholders personal assets	(5,275)	(5,314)
Other	(23)	(82)

	(9,101)	(6,727)

Total other income and expenses, net	(8,686)	(6,513)

NOTE 10: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of June 30, 2006 and June 30, 2005, with subsidiaries, shareholders, affiliated and related companies are as follows:

	June 30, 2006	June 30, 2005
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	214	470
Other current receivables and prepaid expenses	14	79
Current investments	4,428	4,117
Non-current investments	97,944	91,628
Current accounts payable	479	154
Other current liabilities	20	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	30	10
Current accounts payable	1	11

Baldovinos S.A. (1)
Current mortgages and leases receivables	76	8
Current accounts payable	7	472

Banco Hipotecario S.A. (3)
Current investments	534	681

Banco de Crédito y Securituización S.A. (3)
Current mortgages and leases receivables	23	—

Buenos Aires Trade and Finance Center S.A. (5)
Other current liabilities	—	6,239

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	75	25
Other non-current receivables	13	—
Current accounts payable	1	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 10: (Continued)

	June 30, 2006	June 30, 2005
Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	158	51
Other current receivables	50	—
Current accounts payable	173	7
Non-Current accounts payable	150	—
Short-term debt -Convertible Negotiable Obligations	379	1,078
Long -term debt -Convertible Negotiable Obligations	37,032	105,488

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivables	1	—
Other current receivables	105	—

Dolphin Fund PLC (4)
Current investment	9,354	8,776

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	8	—

Fibesa (1)
Other current liabilities	4	—

Fundación IRSA (4)
Current mortgages and leases receivables	14	—

Futuros y Opciones.Com S.A. (1)
Current accounts payables	1	—

Hoteles Argentinos S.A. (1)
Current mortgages and leases receivables	2,083	—
Non-current mortgages and leases receivables	2,110	—
Other current liabilities	619	—

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,170	697
Other current receivables and prepaid expenses	—	49
Current accounts payable	368	9

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	3	1
Other current receivables	216	—
Other non-current receivables	6,875	—
Others current liabilities	5	—
Others non-current liabilities	—	5

Nuevas Fronteras S.A. (1)
Current accounts payable	1	2

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	57	44
Managers, Directors and other Staff of the Company – Non-current	28	42

Red Alternativa S.A. (3)
Current mortgages and leases receivables	—	9

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (continued)

In thousand of pesos

NOTE 10: (Continued)

	June 30, 2006	June 30, 2005
Ritelco S.A. (1)
Other current liabilities	20,118	13,022

Tarshop S.A. (1)
Current mortgages and leases receivables	52	84
Other current receivables	13	—

Estudio Zang, Bergel & Viñes (4)
Current accounts payable	65	71

Directors (4)
Current mortgages and leases receivables	8	—
Other current liabilities	5,651	2,034
Other non-current liabilities	8	8

Emprendimiento Recoleta S.A. (1)
Current mortgages and leases receivables	1	—

Shopping Alto Palermo S.A. (1)
Current mortgages and leases receivables	1	—

Mendoza Plaza Shopping S.A. (1)
Current mortgages and leases receivables	1	—

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merged with effect after December 1st, 2005. (See Note 19)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 10: (Continued) b. Results on subsidiary, shareholder, affiliated and related companies during the fiscal years ended June 30, 2006 and 2005 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Abril S.A.	2006	17	—	—	—	—	—	—	—	—
	2005	61	—	—	—	—	—	—	—	—
Alternativa Gratis S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	38	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA)	2006	—	—	—	—	—	9,521	—	—	—
	2005	1,267	—	—	(473)	—	8,845	—	—	—
Altocity.Com S.A.	2006	2	—	—	—	—	—	—	—	—
	2005	30	19	—	—	—	—	—	—	—
Banco Hipotecario S.A.	2006	—	—	49	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Buenos Aires Trade and Finance Center S.A.	2006	—	—	—	—	—	165	—	—	(28)
	2005	—	—	—	—	—	—	—	—	—
Canteras Natal Crespo S.A.	2006	25	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A.	2006	—	—	—	—	—	—	—	—	(7,124)
	2005	182	—	—	(53)	—	—	—	—	(9,965)
Dolphin Fund PLC	2006	—	—	(6)	—	—	—	—	—	—
	2005	—	—	3,045	—	—	—	—	—	—
Fundación IRSA	2006	14	—	—	—	—	—	—	(47)	—
	2005	—	—	—	—	—	—	—	(41)	—
Hoteles Argentinos S.A.	2006	4,248	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Inversora Bolívar S.A.	2006	1,931	—	—	(219)	(289)	—	—	—	—
	2005	1,491	—	—	—	(211)	—	—	—	—
Llao Llao Resorts S.A.	2006	—	63	—	(72)	—	216	—	—	—
	2005	—	62	—	—	—	—	—	—	—
Nuevas Fronteras S.A.	2006	—	—	—	(13)	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—	—
Red Alternativa S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	30	168	—	—	—	—	—	—	—
Ritelco S.A.	2006	—	—	—	—	—	—	—	—	(797)
	2005	—	—	—	—	—	—	—	—	(71)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 10: (Continued) b. Results on subsidiary, shareholder, affiliated and related companies during the fiscal years ended June 30, 2006 and 2005 are as follows:

Shopping Alto Palermo S.A.	2006	—	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	178	—	—	(3)
Tarshop S.A.	2006	—	274	—	—	—	17	—	—	—
	2005	89	99	—	—	—	—	—	—	—
Advances to employees	2006	—	—	—	—	—	8	—	—	—
	2005	—	—	—	—	—	6	—	—	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	—	—	—	(888)	—	—
	2005	—	—	—	—	—	—	(580)	—	—
Directors	2006	—	—	—	—	—	—	(5,976)	—	—
	2005	—	—	—	—	—	—	(5,361)	—	—

Total 2006		6,237	337	43	(304)	(289)	9,927	(6,864)	(47)	(7,949)

Total 2005		3,188	348	3,045	(526)	(211)	9,029	(5,941)	(41)	(10,039)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 10: (Continued)

b.	The composition of equity gain from related companies is as follows:

	June 30, 2006	June 30, 2005
Gain on equity investments	79,029	121,313
Amortization of goodwill and lower/higher values	3,247	2,731
Tax on dividends from APSA	—	(1,874)

	82,276	122,170

NOTE 11: COMMON STOCK

a.	Common stock

As of June 30, 2006, IRSA’s common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	918	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	92	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	6,742	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	662	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	26	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	77	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	23	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,224	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	999	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	968	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	1,193	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	512	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	20	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	275	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	9,175	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	Pending
Shares issued for cash	4	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	229	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	688	Board of Directors´ Meeting (1)	12.31.2004	Pending

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 11: (Continued)

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	45	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	46	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	363	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	249	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	18	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,294	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	139	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,496	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	11	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	917	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	128	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	38	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	2,340	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	16,457	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	37	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	749	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	53	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	8,927	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	6	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	22	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	820	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	2	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	1,284	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	95	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	183	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	Pending
Shares issued for cash	9,174	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	550	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	1,940	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	795	Board of Directors´ Meeting (1)	03.31.2006	Pending
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	Pending
Shares issued for cash	29,281	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	66	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	9,925	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	197	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	654	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	81	Board of Directors´ Meeting (1)	06.30.3006	Pending
Shares issued for cash	11	Board of Directors´ Meeting (1)	06.30.3006	Pending

Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.3006	Pending

	435,448

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 11: (Continued)

b.	(Continued)

their price is undervalued on the market. However, during the fiscal years ended June 30, 2006 and 2005 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12: RESTRICTED ASSETS

a.	The Labor Court N° 55 decided the distress of units N° 14 and 20 located in Sarmiento 517, property of the Company, in connection with a lawsuit in which the Company is co-defendant, pending in court No. 55.

b.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

c.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. (See valuation criteria in Note 1.5.f.)

d.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

NOTE 13: NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a.	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b.	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c.	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d.	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 13: (Continued)

d.	(Continued)

20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$ 100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$ 0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of June 30, 2006, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 72 million, giving rise to the issuance of 132,157,546 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of June 30, 2006, 49,753,992 options to subscribe Company shares amounting to US$ 59.7 million had been exercised, which gave rise to the issuance of 91,291,691 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of June 30, 2006 is US$ 27,974.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 14: INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Balances incorporated by merger	Changes for the year	Balances at year-end
Non-current deferred assets and liabilities
Investments	(8,170)	—	(1,188)	(9,358)
Mortgages and leases receivables, net	(174)	—	(133)	(307)
Other receivables and prepaid expenses	326	(6,742)	(101)	(6,517)
Inventories	2,525	(6,947)	2,781	(1,641)
Fixed assets	(3,108)	—	(882)	(3,990)
Intangible assets	—	—	9	9
Tax loss carry forwards	94,573	1,553	(12,682)	83,444
Short and long terms debts	3,606	—	(3,677)	(71)
Mortgage payables	269	—	180	449
Other liabilities	2,267	—	241	2,508
Allowances and reserves	101	—	20	121
Allowances for deferred assets	(42,284)	—	15,432	(26,852)

Total non-current	49,931	(12,136)	—	37,795

Total net deferred assets	49,931	(12,136)	—	37,795

Net assets at the end of the year derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the fiscal years ended June 30, 2006 and 2005, respectively:

Items	06.30.06 Ps.	06.30.05 Ps.
Net income for the year (before income tax)	100,562	106,475
Current income tax rate	35%	35%
Net income for the year at the tax rate	35,197	37,266
Permanent differences at the tax rate:
• Restatement into constant currency	3,095	(78)
• Donations	131	66
• Equity gain from related companies	(28,797)	(42,759)
• Holding result on Participation Certificates (Trust).	(320)	(537)
• Tax on personal assets	1,846	1,860
• Adjustment to cost of shares	4,279	—
• Sundry permanent differences	1	156
• Allowance on deferred assets	(15,432)	4,026

Total income tax charge for the year	—	—

Difference	(3,989)	(3,230)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 14: (Continued)

Unexpired income tax loss carry forwards pending use at the end of the year amount to Ps. 238,412 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	176,247	2007
2003	259	2008
2004	32,347	2009
2005	29,559	2010
Total tax loss carry forward	238,412

NOTE 15: “CREDIT DEFAULT SWAP” CONTRACT WITH CREDIT SUISSE FIRST BOSTON

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million. If the debtor of such loan does not pay interest to CSI, the Company should pay quarterly interest at a LIBO rate added 450 basic points on a principal amount of US$ 6.0 million. Under such contract, on September 30, 2005, December 31, 2005, March 31, 2006 and June 30,2006 due to non-compliance by the debtor of the credit, the Company made a payment to CSI of US$ 126 , US$ 129, US$ 135 and US$ 145, respectively.

NOTE 16: SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 16: (Continued)

swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities. On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

NOTE 17: SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

During the fiscal year ended June 30, 2006 the Company acquired to Ecipsa Holding S.A. (ECIPSA), 43.18% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$ 1,541.

Additionally, in accordance with the contracts signed by the Company, it has the obligation to buy and ECIPSA has the obligation to sell 50% of the additional shares of Canteras Natal Crespo S.A. that ECIPSA will acquire in the future to the remaining shareholders. The agreed price was US$ 11.35 per share. In case that ECIPSA acquires the remaining holding of 13.64%, the Company will have to pay US$ 232 for an additional holding of 6.82%

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18: SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the Income Statement.

As explained in Note 19, as of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of year-end, the total shareholding in Banco Hipotecario is 10,141,015.

NOTE 19: MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

The control authorities have still to approve the merger procedure.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 20: DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade & Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period as of December 31, 2004).

On November 25, 2004 the deed of conveyance of title of the lot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter lot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on lot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

On May 18, 2005 Buenos Aires Trade & Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

NOTE 20: (Continued)

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d). Consequently, Alvear Palace Hotel S.A. acquired two/thirds indivisible parts, and Desarrollos Premium Plus S.A. acquired the remaining part. As compliance guarantee for DYPSA´s obligations with CAPM, Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. furnished a first degree mortgage for US$ 10,000 on plot 1d).

NOTE 21: TERRENOS DE CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

NOTE 22: AGREEMENTS SUBJECT TO SUSPENSIVE CONDITIONS

During the last quarter of the year ended June 30, 2006, the Company has entered into agreements, in commission, for acquiring a company and a plot of land in the amount of US$ 36,420. To the date of these financial statements, such transactions are subject to suspensive conditions. As of June 30, 2006, the Company has recorded two advances paid in Other Receivables and Inventories, respectively.

NOTE 23: SUBSEQUENT EVENTS

Incorporation of Patagonian Investment S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company owns 70% of the Capital Stock of Patagonian Investment S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal year beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005.

In thousand of pesos

Exhibit A

						Depreciation
						For the year
Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at year end	Accumulated at beginning of year	Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at year end	Allowances for impairment (2)	Net carrying Value as of June 30, 2006	Net carrying value as of June 30, 2005
Furniture and fixtures	1,548	115	—	1,663	1,521	—	20	38	1,559	—	104	27
Machinery, equipment and computer equipment	4,656	821	—	5,477	4,446	(113)	33.33	254	4,587	—	890	210
Leasehold improvements	6,536	114	—	6,650	5,284	—	10	657	5,941	—	709	1,252
Vehicles	130	—	—	130	28	—	20	24	52	—	78	102
Real Estate:
Alsina 934	1,776	—	(1,776)	—	347	(354)	2	7	—	—	—	1,429
Av. de Mayo 595	7,339	—	—	7,339	1,780	—	2	134	1,914	(795)	4,630	4,574
Av. Madero 942	3,277	—	—	3,277	575	—	2	51	626	—	2,651	2,401
Bouchard 710	72,459	1	—	72,460	237	—	2	1,437	1,674	—	70,786	72,222
Constitución 1111	1,338	—	—	1,338	248	—	2	21	269	(309)	760	545
Constitución 1159	8,762	—	—	8,762	—	—	—	—	—	(6,762)	2,000	1,324
Costeros Dique IV	23,337	—	—	23,337	1,488	—	2	386	1,874	—	21,463	21,849
Dique 2 M10 (1I) Edif. A	21,160	24	—	21,184	1,802	—	2	362	2,164	—	19,020	19,358
Laminar Plaza	33,513	—	—	33,513	2,936	—	2	545	3,481	—	30,032	30,577
Libertador 498	51,152	—	—	51,152	7,845	—	2	817	8,662	—	42,490	43,307
Libertador 602	3,486	—	—	3,486	501	—	2	56	557	—	2,929	2,985
Stores Cruceros	—	293	—	293	—	—	2	—	—	—	293	—
Stores Abril	1	—	(1)	—	1	(1)	2	—	—	—	—	—
Madero 1020	2,188	—	—	2,188	340	—	2	30	370	—	1,818	1,665
Maipú 1300	52,632	—	—	52,632	8,051	—	2	855	8,906	—	43,726	44,581
Reconquista 823	24,714	—	—	24,714	4,613	—	2	396	5,009	(145)	19,560	19,355
Rivadavia 2768	334	—	—	334	6	—	2	7	13	—	321	164
Santa María del Plata	12,109	30	(1,626)	10,513	—	—	—	—	—	—	10,513	12,109
Sarmiento 517	485	—	—	485	14	—	2	9	23	(376)	86	84
Suipacha 652	17,010	—	—	17,010	3,977	—	2	288	4,265	(937)	11,808	11,749

Total as of June 30, 2006	349,942	1,398	(3,403)	347,937	46,040	(468)		6,374	51,946	(9,324)	286,667

Total as of June 30, 2005	260,548	94,749	(5,355)	349,942	41,463	(647)		5,224	46,040	(12,033)		291,869

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 119 (Exhibit H) and recoveries of Ps. 2,590

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2006 and 2005

In thousand of pesos

Exhibit C

								Issuer’s information (1)
									Last financial statement
Issuer and types of securities	Class		P.V.	Amount	Listing value	Book value as of June 30, 2006	Book value as of June 30, 2005	Main activity	Date	Capital stock (par value)	Income – (loss) for the year	Shareholders´ equity	(1) Interest in capital stock
Current Investment
Boden (2)	Ps./US$		0.001	2,175	0.0023	5	6
Cedro (2)		Ps.	0.001	—	—	—	5
Discounts AR (2)		Ps.	0.001	—	—	—	1,074
Mortgage Bonds (2)		Ps.	0.001	531,017	0.0010	534	681

Total current investments as of June 30, 2006						539

Total current investments as of June 30, 2005							1,766

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series
Interest in other companies	Exhibit C
Balance Sheets as of June 30, 2006 and 2005	(Continued)
In thousand of pesos

							Issuer’s information						Interest in Capital Stock (1)
									Last financial statement
Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at June 30, 2006	Book value at June 30, 2005	Main activity	Corporate domicile	Date	Capital stock (par value)	Income (loss) for the year	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,332		(37,944)	(37,537)	Building, development and	Bolívar 108 floor 1, Buenos Aires	06.30.06	13,320	(5)(6,816)	(5) 44,270	50%
	Irrevoc. Contrib				26,374	26,374	administration of country club
	Higher Inv. Value				14,089	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	1,376,167		1,316	—	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	06.30.06	2,752	(119)	2,709	50%
	Irrevoc. Contrib.				37	1,348
	Higher Inv.Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	5,173,034		4,150	(6,609)	Real estate and building	Bolívar 108 floor 1 , Buenos Aires	06.30.06	10,346	(1,539)	8,971	50%
	Irrevoc. Contrib				—	11,564
Palermo Invest S.A.	Common 1 vote	0.001	52,169,800		137,494	135,341	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.06	78,251	3,231	206,232	66.67%
	Lower Value				(583)	(592)
	Purchase expenses				493	500
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		10,596	13,044	Hotel operations	Av. Córdoba 680, Buenos Aires	06.30.06	9,887	12,148	17,658	80%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,819	1,904
	Purchase expenses				43	45
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,121,062		495,506	479,003	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.06	78,196	44,679	806,841	61.54%
	Goodwill				(48,145)	(47,989)
	Higher Inv. value				24,904	24,904
Buenos Aires Trade and Finance Center S.A.	Common 1 vote	0.001	125,000		—	22,065	Real estate investments	Bolívar 108 floor 1, Buenos Aires
	Irrevoc..Contrib.				—	23,259
	Purchase expenses				—	100
Llao – Llao Resort S.A	Common 1 vote	0.001	5,878,940		12,321	12,250	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.06	28,495	143	28,638	50%
	Irrevoc. Contrib.				2,397	2,397
	Purchase expenses				201	211
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		4,783	4,448	Banking	Tte. Gral Perón 655, Buenos Aires	06.30.06	62,500	(4)(1,145)	(4)105,431	5.10%
Ritelco S.A.	Common 1 vote	0.001	66,970,394		166,327	136,076	Investments	Zabala 1422, Montevideo	06.30.06	66,970	30,507	193,924	100%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	10,141,015		151,952	120,902	Banking	Reconquista 151 floor 1, Buenos Aires	06.30.06	1,500,000	(4)136,290	(4)2,353,405	6.76%
	Goodwill				(2,396)	(2,807)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	129,333		543	—	Sale of arids	Caseros 85, Office 33 Córdoba	06.30.06	300	(180)	518	43.18%
	Higher Inv.Value				3,809	—

Total as of June 30, 2006					1,008,510

Total as of June 30, 2005						972,714

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at June 30, 2006 is Ps. 6.7

Quotation price of APSA´s shares at June 30, 2005 is Ps. 6.4

(3)	Quotation price of Banco Hipotecario´s shares at June 30, 2006 is Ps. 11.1

Quotation price of Banco Hipotecario´s shares at June 30, 2005 is Ps. 14.0

(4)	The amounts pertain to the financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.
(5)	The amounts pertain to the temporary financial statements of Abril S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2006 and 2005

In thousand of pesos

Exhibit D

Items	Value as of June 30, 2006	Value as of June 30, 2005
Current Investments
Mutual funds (1)	25,779	12,737
Convertible Note APSA 2006 – Accrued interest (2)	4,428	4,117
Other investments (2)	439	391
IRSA I Financial Trust Exchangeable Certificates (2)	154	465

Total current investments as of June 30, 2006	30,800

Total current investments as of June 30, 2005		17,710

Non-current investments
Dique IV	6,704	6,490
Padilla 902 (3)	92	89
Pilar	3,408	3,408
Santa María del Plata	114,397	112,771
Caballito lands	9,223	19,898
Torres Jardín IV	3,030	3,030

Subtotal	136,854	145,686

IRSA I Trust Exchangeable Certificates	1,771	2,794
Convertible Note APSA 2006	97,944	91,628
Others investments	117	482

Subtotal	99,832	94,904

Art works	40	40

Total non-current investments as of June 30, 2006	236,726

Total non-current investments as of June 30, 2005		240,630

(1)	Includes Ps. 9,354 and Ps. 8,776 corresponding to “Dolphin Fund PLC” at June 30, 2006 and 2005, respectively, not considered cash equivalent for purposes of presenting the statement of cash flows and, Ps.3,174 and Ps. 1,737 corresponding to the “NCH Development Partner Fund” at June 30, 2006 and 2005 not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment at June 30, 2006 and 2005 amounting to Ps. 269 and Ps. 272. See comments in Note 1.5.i.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal year beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005.

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of June 30, 2006	Carrying value as of June 30, 2005
Deducted from assets:
Allowance for doubtful accounts (1)	575	19	(378)	216	575
Allowance for Impairment of inventories (2)	1,023	—	(13)	1,010	1,023
Allowance for Impairment of fixed assets (3)	12,033	—	(2,709)	9,324	12,033
Allowance for Impairment of undeveloped parcels of land (4)	272	—	(3)	269	272
Allowance for tax on personal assets (5)	5,326	5,275	(10,601)	—	5,326
From liabilities:
Provision for lawsuits	290	90	(34)	346	290

Total as of June 30, 2006	19,519	5,384	(13,738)	11,165

Total as of June 30, 2005	27,955	15,448	(23,884)		19,519

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to allowances recovery for an amount of Ps. 13 (disclosed as “Gain from operations and holdings of real estate assets”).
(3)	Decreases correspond to depreciation of the year amounting to Ps. 119 (disclosed in Exhibit H) and allowances recovery amounting to Ps. 2,590 (disclosed as “Gain from operations and holdings of real estate assets”).
(4)	Decreases correspond to allowances recovery amounting to Ps. 3 (disclosed as “Gain from operations and holdings of real estate assets”):
(5)	Increases are disclosed in Note 9 and the decreases correspond to condonations.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal year beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005.

In thousand of pesos

Exhibit F

	June 30, 2006	June 30, 2005
I. Cost of sales
Stock as of beginning of year	22,358	11,499
Plus (less):
Purchases for the year	69,809	8,268
Expenses (Exhibit H)	872	526
Transfers from investment	67,428	—
Transfers to fixed assets	(293)	(123)
Transfers from fixed assets	1,422	3,360
Less:
Stock as of end of the year	(134,805)	(22,358)

Subtotal	26,791	1,172
Capitalized interests	222	418
Plus
Cost of sales – Abril S.A.	686	870
Gain from operations and holdings of real estate assets	13	286
Gain from valuation of inventories at net realizable value	6,036	2,447

Cost of sales	33,748	5,193
II. Cost of leases
Expenses (Exhibit H)	6,071	5,205

Cost of leases	6,071	5,205
III. Cost of services fees
Expenses (Exhibit H)	2,354	1,460

Cost of services fees	2,354	1,460

Total costs of sales, leases and services	42,173	11,858

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2006 and 2005

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of June 30, 2006	Total as of June 30, 2005
Assets
Current Assets
Cash and banks:
Cash	US$	20,608	0.003046	(1)	63	228
Cash	EUR	1,080	0.003892	(1)	4	1
Cash	Pounds	381	0.005624	(1)	2	—
Cash	Reals	1,100	0.001261		1	—
Banks	US$	101,000	0.003046	(1)	308	216
Banks	EUR	117,660	0.003892	(1)	458	284
Foreign accounts	US$	7,229,622	0.003046	(1)	22,021	37,823
Investments:
Boden 2013	US$	586	0.003046	(1)	2	2
Mutual Funds	US$	8,461,562	0.003046	(1)	25,774	12,737
Convertible Note APSA 2006	US$	1,434,743	0.003086	(1)	4,428	4,117
Banco Ciudad de Bs. As. Bond	EUR	110,000	0.003892	(1)	428	378
Banco Ciudad de Bs. As. Bond—Accrued interest	EUR	2,767	0.003892	(1)	11	13
Mortgages and leases receivables:
Mortgages receivables	US$	118,928	0.003046	(1)	362	21
Mortgages receivables	EUR	1,500	0.003892	(1)	6	—
Lease receivable	US$	122,243	0.003046	(1)	372	563
Related parties	US$	683,943	0.003046	(1)	2,083	—
Others receivable:
Prepaid expenses	US$	34,349	0.003086	(1)	106	—
Credit default swap	US$	91,724	0.003046	(1)	279	—
Other receivables	US$	10,786	0.003046	(1)	33	—

Total Current Assets					56,741	56,383

Non-Current Assets
Investments:
Convertible Note APSA 2006	US$	31,738,262	0.003086	(1)	97,944	91,628
Banco Ciudad de Bs. As. Bond	EUR	30,000	0.003892	(1)	117	482
Mortgages and leases receivables:
Mortgages receivables	US$	165,000	0.003046	(1)	502	—
Mortgages receivables	EUR	3,000	0.003892	(1)	12	—
Related parties	US$	692,757	0.003046	(1)	2,110	—
Other receivables:
Prepaid expenses	US$	48,607	0.003086	(1)	150	—
Credit default swap	US$	1,200,000	0.003046	(1)	3,655	5,694
Acquisition of future receivables	US$	4,016,308	0.003046	(1)	12,234	11,434

Total Non-current Assets					116,724	109,238

Total Assets as of June 30, 2006					173,465

Total Assets as of June 30, 2005						165,621

Liabilities
Current Liabilities
Accounts payable	US$	239,939	0.003086	(1)	740	1,128
Mortgages payables	US$	4,798,737	0.003086	(1)	14,809	22,527
Customer advances	US$	3,495,133	0.003086	(1)	10,786	1,626
Short – term debt	US$	9,742,687	0.003086	(1)	30,065	20,084
Taxes payable	US$	58,263	0.003086	(1)	180	85
Other liabilities
Related parties	US$	6,721,213	0.003086	(1)	20,742	19,261
Guarantee deposits	US$	266,600	0.003086	(1)	823	355

Total Current Liabilities					78,145	65,066

Non-current Liabilities
Accounts payable	US$	48,607	0.003086	(1)	150	—
Mortgages payable	US$	4,770,566	0.003086	(1)	14,722	27,627
Long – term debt	US$	69,456,205	0.003086	(1)	214,342	312,027
Other liabilities:					—
Guarantee deposits	US$	259,508	0.003086	(1)	801	993

Total Non-current Liabilities					230,015	340,647

Total Liabilities as of June 30, 2006					308,160

Total Liabilities as of June 30, 2005						405,713

(1)	Official selling and buying exchange rate as of June 30, 2006 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19.550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2005 and 2004

and ended June 30, 2006 and 2005

In thousand of pesos

Exhibit H

						Expenses			Total as of June 30, 2005
Items	Total as of June 30, 2006	Cost of leases	Cost of properties sold	Cost of services fees	Cost of hotel operations	Administration	Selling	Financing
Directors fees	5,976	—	—	—	—	5,976	—	—	5,361
Fees and compensations for services	4,067	—	—	—	—	4,067	—	—	2,456
Salaries, bonus and social security charges	7,557	—	—	—	—	7,557	—	—	6,356
Other expenses of personnel administration	174	—	—	—	—	174	—	—	149
Depreciation and amortization	6,800	5,283	—	—	—	972	—	545	5,790
Maintenance of buildings	1,786	788	872	—	—	126	—	—	1,912
Utilities and postage	10	—	—	—	—	10	—	—	15
Travel expenses	398	—	—	—	—	398	—	—	313
Advertising and promotion	268	—	—	—	—	7	261	—	234
Commissions and expenses from property sold	507	—	—	—	—	—	507	—	426
Traveling, transportation and stationery	171	—	—	—	—	171	—	—	88
Taxes, rates and assessments	4	—	—	—	—	4	—	—	12
Subscriptions and dues	195	—	—	—	—	195	—	—	198
Interest and indexing adjustments	29,344	—	—	—	—	—	—	29,344	30,016
Bank charges	370	—	—	—	—	—	—	370	302
Safety box and stock broking charges	515	—	—	—	—	495	—	20	378
Doubtful accounts	20	—	—	—	—	—	20	—	24
Insurance	218	—	—	—	—	218	—	—	226
Security	2	—	—	—	—	2	—	—	—
Courses	21	—	—	—	—	21	—	—	112
Trust Result	—	—	—	—	—	—	—	—	—
Rents	552	—	—	—	—	552	—	—	328
Gross sales tax	1,178	—	—	—	—	—	1,178	—	637
Other	2,458	—	—	2,354	—	40	44	20	2,065

Total as of June 30, 2006	62,591	6,071	872	2,354	—	20,985	2,010	30,299	—

Total as of June 30, 2005	—	5,205	526	1,460	—	17,366	1,563	31,278	57,398

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of June 30, 2006 and June 30, 2005

In thousand of pesos

Exhibit I

		With maturity date												Interest
			To due												Accrued
	Without term	Falling due	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term	Total	No accrued	Fixed rate	Variable rate
June 30, 2006
Assets
Investments	28,089	—	4,700	107	107	107	117	—	—	97,944	103,082	103,082	131,171	32,682	98,489	—
Receivables	39,599	1,732	9,303	3,080	2,775	1,219	12,806	17,391	6,621	11,979	65,174	66,906	106,505	91,475	8,020	7,010
Liabilities
Loans	—	—	12,218	5,541	9,317	9,317	123,387	55,900	34,847	—	250,527	250,527	250,527	14,243	86,328	149,956
Other liabilities	5,669	338	29,097	28,129	4,999	6,938	15,315	484	125	486	85,573	85,911	91,580	42,686	30,267	18,627

June 30, 2005
Assets
Investments	17,296	—	4,689	95	95	95	92,006	104	—	—	97,084	97,084	114,380	22,270	92,110	—
Receivables	56,734	140	2,972	1,509	1,150	797	2,829	1,461	11,439	22,084	44,241	44,381	101,115	101,115	—	—
Liabilities
Loans	—	—	16,797	4,358	4,358	4,358	26,147	202,922	52,295	29,909	341,144	341,144	341,144	1,898	168,058	171,188
Other liabilities	290	218	23,562	30,181	3,482	5,762	15,375	14,089	95	517	93,063	93,281	93,571	24,157	50,153	19,261

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
Concept	06.30.2006	Current	09.30.2006	12.31.2006	03.31.2007	06.30.2007
Receivables
Mortgages and leases receivables	1,721	1,278	2,623	241	678	184	6,725
Other receivables	11	408	6,680	2,839	2,097	1,035	13,070

Total	1,732	1,686	9,303	3,080	2,775	1,219	19,795

Liabilities
Trade accounts payable	—	3,400	3,637	340	833	50	8,260
Mortgages payable	—	—	7,184	3,662	3,741	3,820	18,407
Customer advances	—	132	10,930	164	164	164	11,554
Short and long term debt	—	—	12,218	5,541	9,317	9,317	36,393
Salaries and social security charges	—	—	1,528	—	199	—	1,727
Taxes payable	—	—	498	3,593	22	2,733	6,846
Other liabilities	338	2,129	5,323	20,370	40	168	28,368

Total	338	5,661	41,318	33,670	14,316	16,252	111,555

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

3.	(Continued)

	Without term (Point 3.b)	To be due (Point 3.c)
Concept	Non Current	09.30.2007	12.31.2007	03.31.2008	06.30.2008	09.30.2008	12.31.2008	03.31.2009	06.30.2009	09.30.2009
Receivables
Mortgages and lease receivables	—	669	—	703	341	738	—	—	173	—
Other receivables	37,913	1,031	7,899	1,147	1,016	1,148	999	1,123	13,210	1,016

Total	37,913	1,700	7,899	1,850	1,357	1,886	999	1,123	13,383	1,016

Liabilities
Trade accounts payables	—	—	50	—	50	—	50	—	—	—
Mortgages payable	—	3,903	3,986	4,071	2,762	—	—	—	—	—
Customer advances	—	—	—	—	—	—	—	—	—	—
Short and long term debts	—	9,317	95,436	9,317	9,317	9,317	9,317	18,633	18,633	18,633
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	—	17	18	18	18	19	19	20	20	21
Other liabilities	8	98	61	137	129	113	133	52	55	—

Total	8	13,335	99,551	13,543	12,276	9,449	9,519	18,705	18,708	18,654

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

3.	(Continued)

	To be due (Point 3.c)										Total
Concept	12.31.2009	03.31.2010	06.30.2010	06.30.2011	06.30.2012	06.30.2013	06.30.2014	06.30.2015	06.30.2016	06.30.2017
Receivables
Mortgages and lease receivables	—	—	—	—	—	—	—	—	—	—	2,624
Other receivables	840	3,927	838	2,902	2,473	2,195	1,772	1,348	1,147	142	84,086

Total	840	3,927	838	2,902	2,473	2,195	1,772	1,348	1,147	142	86,710

Liabilities
Trade accounts payables	—	—	—	—	—	—	—	—	—	—	150
Mortgages payable	—	—	—	—	—	—	—	—	—	—	14,722
Customer advances	—	—	—	—	—	—	—	—	—	—	—
Short and long term debts	16,214	—	—	—	—	—	—	—	—	—	214,134
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—	—
Taxes payable	21	21	22	93	102	111	111	—	—	—	651
Other liabilities	18	5	17	—	—	—	—	—	69	—	895

Total	16,253	26	39	93	102	111	111	—	69	—	230,552

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current			Total in local currency	Total in foreign currency	Total
Items	Local currency	Foreign currency	Total current	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	3,902	2,823	6,725	—	2,624	2,624	3,902	5,447	9,349
Other receivables	12,652	418	13,070	68,047	16,039	84,086	80,699	16,457	97,156

Total	16,554	3,241	19,795	68,047	18,663	86,710	84,601	21,904	106,505

Liabilities
Trade accounts payable	7,520	740	8,260	—	150	150	7,520	890	8,410
Mortgages payable	3,598	14,809	18,407	—	14,722	14,722	3,598	29,531	33,129
Customer advances	768	10,786	11,554	—	—	—	768	10,786	11,554
Short and long term debt	6,328	30,065	36,393	(208)	214,342	214,134	6,120	244,407	250,527
Salaries and social security charges	1,727	—	1,727	—	—	—	1,727	—	1,727
Taxes payable	6,666	180	6,846	651	—	651	7,317	180	7,497
Other liabilities	6,803	21,565	28,368	94	801	895	6,897	22,366	29,263

Total	33,410	78,145	111,555	537	230,015	230,552	33,947	308.160	342,107

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables

Mortgages and leases receivables	6,725	—	6,725	2,624	—	2,624	9,349	—	9,349
Other receivables	13,070	—	13,070	84,086	—	84,086	97,156	—	97,156

Total	19,795	—	19,795	86,710	—	86,710	106,505	—	106,505

Liabilities
Trade accounts payable	8,260	—	8,260	150	—	150	8,410	—	8,410
Mortgages payable	18,407	—	18,407	14,722	—	14,722	33,129	—	33,129
Customer advances	11,554	—	11,554	—	—	—	11,554	—	11,554
Short and long term debt	36,393	—	36,393	214,134	—	214,134	250,527	—	250,527
Salaries and social security charges	1,727	—	1,727	—	—	—	1,727	—	1,727
Taxes payable	6,846	—	6,846	651	—	651	7,497	—	7,497
Other liabilities	28,368	—	28,368	895	—	895	29,263	—	29,263

Total	111,555	—	111,555	230,552	—	230,552	342,107	—	342,107

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

	Current				Non-current				Total accruing interest	Total not-accruing interest	Total
Items	Accruing interest		Not Accruing interest	Total current	Accruing interest		Not Accruing Interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables
Mortgages and lease receivables	560	1,245	4,920	6,725	502	2,110	12	2,624	1,062	3,355	4,417
Other receivables	55	—	13,015	13,070	6,903	3,655	73,528	84,086	6,958	3,655	10,613

Total	615	1,245	17,935	19,795	7,405	5,765	73,540	86,710	8,020	7,010	15,030

Liabilities
Trade accounts payable	—	—	8,260	8,260	—	—	150	150	—	—	—
Mortgages payables	14,809	—	3,598	18,407	14,722	—	—	14,722	29,531	—	29,531
Customer advances	—	—	11,554	11,554	—	—	—	—	—	—	—
Short and long term debt	—	27,950	8,443	36,393	86,328	122,006	5,800	214,134	86,328	149,956	236,284
Salaries and social security charges	—	—	1,727	1,727	—	—	—	—	—	—	—
Taxes payable	85	—	6,761	6,846	651	—	—	651	736	—	736
Other liabilities	—	18,627	9,741	28,368	—	—	895	895	—	18,627	18,627

Total	14,894	46,577	50,084	111,555	101,701	122,006	6,845	230,552	116,595	168,583	285,178

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

              See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

June 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	214
Altocity.Com S.A.	30
Baldovinos S.A.	76
Banco de Crédito y Securitización S.A.	23
Canteras Natal Crespo S.A	1
Consultores Assets Management S.A.	75
Cresud S.A.C.I.F y A.	158
ECIPSA Holding S.A.	8
Emprendimiento Recoleta S.A.	1
Fundación IRSA	14
Hoteles Argentinos S.A.	2,083
Inversora Bolivar S.A.	1,170
Llao Llao Resorts S.A.	3
Mendoza Plaza Shopping S.A.	1
Shopping Alto Palermo S.A.	1
Tarshop S.A.	52
Directors	8

Non - Current mortgages and leases receivables

June 30, 2006
Related parties:
Hoteles Argentinos S.A.	2,110

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

5.	(Continued)

Other current receivables

June 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	14
Canteras Natal Crespo S.A.	105
Consultores Assets Management S.A.	13
Cresud S.A.C.I.F. y A.	50
Fibesa S.A.	4
Llao-Llao Resorts S.A.	216
Tarshop S.A.	13
Advances to Managers, Directors and Staff	57

Other non-current receivables

June 30, 2006
Related parties:
Llao-Llao Resorts S.A.	6,875
Advances to Managers, Directors and Staff	28

Current investments

June 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	4,428
Banco Hipotecario S.A.	534
Dolphin Fund PLC	9,355

Non-Current investments

June 30, 2006
Related parties:
Alto Palermo S.A.	97,944

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

5.	(Continued)

Current accounts payables

June 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	479
Altocity.Com S.A.	1
Baldovinos S.A.	7
Consultores Assets Management S.A.	1
Cresud S.A.C.I.F. y A.	173
Estudio Zang, Bergel & Viñes	65
Futuros y Opciones.Com S.A.	1
Inversora Bolívar S.A.	368
Nuevas Fronteras S.A.	1

Non – Current accounts payables

June 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	150

Short – term debt

June 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	379

Long – term debt

June 30, 2006
Related parties:
Cresud S.A.C.I.F.y A.	37,032

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

5.	(Continued)

Other current liabilities

June 30, 2006
Related parties:
Alto Palermo S.A. (APSA)	20
Hoteles Argentinos S.A.	619
Llao-Llao Resorts S.A.	5
Directors	5,651
Ritelco S.A.	20,118

Other non-current liabilities

June 30, 2006
Related parties:
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	3,046	4,630	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	4,630	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,687	2,651	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000	2,651	Third party liability with additional coverage and minor risks
BOUCHARD 710	83,004	70,786	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	390	760	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	760	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,727	21,463	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000	21,463	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1l) Edif. A	24,307	19,020	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Edif. A	15,000	19,020	Third party liability with additional coverage and minor risks
DOCK 13	61	1,605	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,605	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,368	3,629	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	13,859	30,032	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	6,518	42,490	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	42,490	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,687	2,929	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000	2,929	Third party liability with additional coverage and minor risks
MADERO 1020	2,138	1,818	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,818	Third party liability with additional coverage and minor risks
MAIPU 1300	36,887	43,726	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	43,726	Third party liability with additional coverage and minor risks
MINETTI D	113	72	Fire, explosion with additional coverage and debris removal
MINETTI D	15,000	72	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,348	19,560	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,560	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	393	321	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	321	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	609	14,211	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000	10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	67	86	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	86	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,713	11,808	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	11,808	Third party liability with additional coverage and minor risks
TORRES JARDIN	844	472	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000	472	Third party liability with additional coverage and minor risks

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2006

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, September 8, 2006

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002
Current Assets	481,788	389,735	261,651	297,476	157,970
Non-Current Assets	2,258,333	2,134,691	1,946,675	1,784,480	1,157,841

Total	2,740,121	2,524,426	2,208,326	2,081,956	1,315,811

Current Liabilities	419,228	310,977	256,022	188,738	693,543
Non-Current Liabilities	385,138	515,381	522,213	629,988	4,061

Subtotal	804,366	826,358	778,235	818,726	697,604

Minority interest	449,989	445,839	470,237	454,044	95,487
Shareholders’ Equity	1,485,766	1,252,229	959,854	809,186	522,720

Total	2,740,121	2,524,426	2,208,326	2,081,956	1,315,811

3.	Consolidated result structure as compared with the same period for the four previous years.

	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002
Operating income	202,424	141,111	105,765	25,518	(34,651)
Amortization of goodwill	(1,080)	(1,663)	(2,904)	(6,631)	—
Financial results, net	(41,381)	(12,217)	10,546	315,301	(491,712)
Gain (loss) in equity investments	41,657	67,207	26,653	(14,701)	(4,571)
Other income and expenses, net	(19,066)	(14,834)	(13,636)	(859)	(4,483)

Net income (loss) before taxes	182,554	179,604	126,424	318,628	(535,417)
Income tax/ Asset tax	(58,791)	(53,207)	(25,720)	3,529	(3,955)
Minority interest	(27,190)	(23,152)	(12,842)	(35,712)	258

Net income (loss)	96,573	103,245	87,862	286,445	(539,114)

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003	June 30, 2002
Apartments & Loft Buildings
Alcorta Plaza (1)	22,969	—	—	—	607
Alto Palermo Park	63	—	—	5,305	14,713
Alto Palermo Plaza	—	—	—	3,322	2,756
Concepcion Arenal y Dorrego 1916	—	—	9	100	363
Edificios Cruceros	10,031	—	—	—	—
Torres de Abasto	—	21	—	462	—
Torres Jardín	—	21	—	161	2,064
Other	—	—	349	667	—

Residential Communities
Abril / Baldovinos (2) (3)	3,942	3,820	7,369	14,161	15,086
Villa Celina I, II and III	—	—	—	28	(52)
Villa Celina IV and V	—	—	23	—	136

Undeveloped parcel of lands
Benavidez	—	—	11,830	—	—
Canteras Natal Crespo	75	—	—	—	—
Caballito lands	22,815	—	—	—	—

Other
Alsina 934	1,833	—	—	—	—
Constitucion 1111	—	—	—	1,988	—
Dique II	—	—	5,211	—	—
Dique III	41,808	23,624	—	—	—
Dock 5	—	—	—	393	1,736
Dock 6	—	—	—	140	115
Hotel Piscis	—	—	—	9,912	—
Libertador 498	—	—	—	2,313	3,618
Locales Comerciales (Abril)	—	1,213	—	—	—
Madero 1020	—	3,543	4,774	5,626	—
Madero 940	—	—	—	1,649	—
Rivadavia 2243	—	—	—	—	3,660
Santa Fe 1588	—	—	—	—	8,166
Other	460	69	692	389	375

	103,996	32,311	30,257	46,616	53,343

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same year for the four previous years.

	June 30, 2006		June 30, 2005		June 30, 2004		June 30, 2003		June 30, 2002
Liquidity ratio
Current Assets	481,788	= 1.15	389,735	= 1.25	261,651	= 1.02	297,476	= 1.58	253,720	= 0.55

Current Liabilities	419,228		310,977		256,022		188,738		458,672

Indebtedness ratio
Total liabilities	804,366	= 0.54	826,358	= 0.66	778,235	= 0.81	818,726	= 1.01	497,436	= 0.46

Shareholders’ Equity	1,485,766		1,252,229		959,854		809,186		1,078,791

Solvency
Shareholders’ Equity	1,485,766	= 1.84	1,252,229	= 1.52	959,854	= 1.23	809,786	= 0.99	1,078,791	= 2.17

Total liabilities	806,001		826,358		778,235		818,726		497,436

Immobilized Capital
Non-Current Assets	2,258,333	= 0.82	2,134,691	= 0.85	1,946,675	= 0.88	1,784,480	= 0.86	1,455,798	= 0.85

Total Assets	2,740,121		2,524,426		2,208,326		2,081,956		1,709,518

6.	Operating profitability before income tax and asset tax and minority interest

	June 30, 2006		June 30, 2005		June 30, 2004		June 30, 2003		June 30, 2002
Net income before income tax and asset tax	182,554	= 0.13	179,604	= 0.16	126,424	= 0.14	318,628	= 0.61	(535,417)	= (0.47)

Shareholders’ equity at the end of year less net income for the year	1,389,193		1,148,984		871,992		522,741		1,146,160

7.	Brief comment on the outlook for the coming year.

See Attached

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad at June 30, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 23 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad and its subsidiaries for the years ended on June 30, 2006 and 2005, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Llao Llao Resorts S.A., Abril S.A., Pereiraola S.A., Baldovinos S.A., Hoteles Argentinos S.A. and Palermo Invest S.A., IRSA direct subsidiaries, and the financial statements of Shopping Neuquén S.A., Mendoza Plaza Shopping S.A., E-Commerce Latina S.A., Inversora del Puerto S.A., Fibesa S.A., Emprendimientos Recoleta S.A. and Tarshop S.A., IRSA indirect subsidiaries, were examined by Abelovich, Polano & Asociados, who have issued their unqualified reports. Consequently, this opinion, in so far as it refers to the amounts included for the above companies, is based on the reports issued by Abelovich, Polano & Asociados.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits, and the reports issued by Abelovich, Polano & Asociados (exclusively for PricewaterhouseCoopers) mentioned in paragraph 1., provide a reasonable basis for our opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries have a significant participation in Banco Hipotecario S.A. (the “Entity”), which is recorded at equity value at closing. The report of the external auditors on the financial statements of Banco Hipotecario S.A. at June 30, 2006 and 2005 dated September 4, 2006 states that the financial statements should be read considering the level of exposure of the Entity to the Public Sector. The participation of the Company in the Entity as a whole represents approximately 14% of basic assets and 9% of consolidated assets at June 30, 2006. Our report on the financial statements of IRSA Inversiones y Representaciones S.A. at June 30, 2005 dated September 8, 2005, included a qualification for certain uncertainties that might affect Banco Hipotecario S.A., mainly related to the resolution of some aspects pending implementation for the calculation of payments received by that Entity as a result of pesification and asymmetric indexing. As mentioned in Note 34, those uncertainties have been resolved or have evolved favorably at the date of issue of this report. Consequently, our opinion on the financial statements at June 30, 2005 differs from that originally issued as mentioned in point 4. below.

4.	In our opinion, based on our audits and reports of Abelovich, Polano & Asociados mentioned in paragraph 1.:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima present fairly, in all material respects, its financial position at June 30, 2006 and 2005 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries present fairly, in all material respects, their consolidated financial position at June 30, 2006 and 2005 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission, at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2006, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 177, none of which was claimable at that date.

Autonomous City of Buenos Aires, September 8, 2006.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. Marcelo Héctor Fuxman Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 F° 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 18, 2006